Exhibit 99.1

Financial Statements of MorphoSys AG as of December 31, 2019 MorphoSys Ag, Planegg

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 2 Management Report Management Report 2019 was a successful year for MorphoSys . It is our goal to discover, develop and commercialize outstanding, innovative therapies for patients suffering from serious diseases . Cancer is the focus of our business activities, and our lead candidate is tafasitamab – our proprietary anti - CD 19 antibody in clinical development for certain B cell diseases . We reached several milestones on the way to our goal of obtaining tafasitamab’s approval for relapsed/refractory DLBCL in the United States . We also reported positive data from the primary analysis of the phase 2 clinical trial known as L - MIND and positive topline results from the primary analysis of the retrospective observational matched control cohort Re - MIND . For B - MIND, we reported the successful passing of the pre - planned interim analysis for futility . In December, we submitted our Biologics License Application to the U . S . FDA seeking approval for tafasitamab in combination with lenalidomide . In preparation for tafasitamab’s market launch, which is planned for mid - 2020 given U . S . FDA approval, we have continued to grow our U . S . operations and establish the commercial structures necessary . We have also initiated clinical development of tafasitamab as a frontline therapy in DLBCL to expand its development beyond r/r DLBCL . For our anti - CD 38 antibody MOR 202 , we have initiated the clinical development for the treatment of an autoimmune kidney disease, while our partner I - Mab initiated the clinical development in Taiwan with MOR 202 in multiple myeloma as second - and third - line treatment and, after receiving IND approval, expanded these studies to mainland China . We were also able to report successes of our partners . Our partner Janssen continued to investigate the use of Tremfya ® , the first approved and marketed therapeutic antibody based on MorphoSys’ proprietary technology, in additional indications and reported positive long - term data in plaque psoriasis and initial data in psoriatic arthritis . The data in psoriatic arthritis formed the basis for the filing of a request for approval with both the U . S . FDA and the EMA . We reinvested our royalty payments, which were significantly higher in 2019 , in the development of our proprietary drug programs and in the establishment of a sales organization . We aim to become a fully integrated biopharmaceutical company that develops and commercializes its own drugs . We made important progress on the way to this goal during the 2019 reporting year .

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 Management Report 3 Fundamentals of MorphoSys AG Organizational Structure and Business Model MorphoSys AG develops and commercializes antibodies and peptides for therapeutic purposes. The registered office of MorphoSys AG is located in Planegg near Munich, Germany . Lanthio Pharma B . V . , a wholly owned subsidiary of MorphoSys AG, and its subsidiary LanthioPep B . V . are based in Groningen, the Netherlands . MorphoSys US Inc . , the wholly owned U . S . subsidiary of MorphoSys AG, was established in Boston, Massachusetts, U . S . , to facilitate the potential future commercialization of tafasitamab . The Planegg site is home to central corporate functions such as accounting, controlling, human resources, legal, patents, purchasing, corporate communications and investor relations, as well as to the two segments Proprietary Development and Partnered Discovery . The Company’s subsidiaries MorphoSys US Inc . and Lanthio Pharma B . V . and its subsidiary LanthioPep B . V . are largely independent and have their own management, administration, human resources and financial accounting and business development departments . The subsidiaries Lanthio Pharma B . V . and LanthioPep B . V . also have their own research and development laboratories . The central departments Medical Affairs, Market Access, Sales and Marketing, Commercial Operations and Legal and Finance are all based at MorphoSys US Inc . LEGAL STRUCTURE OF MORPHOSYS: COMPANY MANAGEMENT AND SUPERVISION The parent company of the MorphoSys Group is MorphoSys AG, a German stock corporation listed in the Prime Standard segment of the Frankfurt Stock Exchange and on the Nasdaq Global Market . In accordance with the German Stock Corporation Act, the Company has a dual management structure with the Management Board as the governing body with its four members (after the departure of Dr . Enzelberger at the end of February 2020 , the Management Board consists of three members) appointed and overseen by the Supervisory Board . The Supervisory Board is elected by the Annual General Meeting and currently consists of seven members . Detailed information concerning the Company’s management and control and its corporate governance principles can be found in the Corporate Governance Report . The Senior Management Group supports the Management Board of MorphoSys AG . At the end of the reporting year, the Senior Management Group consisted of 36 managers from various departments . Targets and Strategy MorphoSys’ mission is to discover, develop and commercialize innovative therapies for patients suffering from serious diseases . The Company’s business activities are focused on cancer . Over the past few years, we have successfully transitioned from a technology provider to a drug developer . Now, in this next phase of our development, our goal is to become an integrated biopharmaceutical company . We have leading expertise in antibody, protein and peptide technologies and, together with our partners, have developed more than 100 therapeutic product candidates, 28 of which are currently in clinical development . We see our proprietary compounds in research and development as our main value driver, particularly our drug candidate tafasitamab for the treatment of blood cancers . Guselkumab (Tremfya ® ) is marketed by Janssen and is the first commercial product based on MorphoSys’ proprietary technology . Tremfya ® has received approval in the U . S . , Canada, the European Union, Japan and a number of other countries . As with the majority of our development programs, this antibody is derived from a partnership with a pharmaceutical

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 4 Management Report company . MorphoSys intends to use the revenues generated from these partnerships to expand its proprietary development portfolio . This portfolio currently consists of twelve programs, one of which is in pivotal development . The Proprietary Development segment focuses on the development of therapeutic agents based on our proprietary technology platforms, candidates in - licensed from other companies and programs co - developed with partners . During clinical development, we determine whether and at which point to pursue a partnership for later development and commercialization . The drug candidate can then be either completely out - licensed or developed further in cooperation with a pharmaceutical or biotechnology company (co - development) . Alternatively, individual projects may be developed on a proprietary basis until they reach the market and independently commercialized in selected regions . In the Partnered Discovery segment, MorphoSys generates antibody candidates for partners in the pharmaceutical and biotechnology industries . We receive contractual payments, which include license fees for technologies and funded research, as well as success - based milestone payments and royalties on product sales . The funds generated from these partnerships support our long - term business model and help fund our proprietary development activities . Both segments are based almost exclusively on MorphoSys’ innovative technologies, which include the HuCAL antibody library, which is the basis for more than 20 product candidates currently in clinical development, and the next - generation antibody platform Ylanthia . In recent years, we have also established two types of stabilized peptide platforms : our lanthipeptide platform, which we gained access to following our acquisition of Lanthio Pharma B . V . in May 2015 , and our proprietary helix - turn - helix (HTH) peptide platform . We continue to apply our resources and expertise to expand and deepen our technologies . We have also augmented our portfolio with the addition of the in - licensed and acquired drug candidates tafasitamab and MOR 107 . Our goal is to maximize the portfolio’s value by investing in the development and, if appropriate, the commercialization of our proprietary drug candidates while maintaining financial discipline and strict cost control . Company Management and Performance Indicators MorphoSys uses both financial as well as non - financial indicators to steer the Company . These indicators help to monitor the success of strategic decisions and give the Group the opportunity to take quick corrective action when necessary . The Company’s management also follows and evaluates selected early indicators so that it can thoroughly assess a project’s progress and act promptly should a problem occur . FINANCIAL PERFORMANCE INDICATORS Our financial performance indicators are described in detail in the section entitled “Analysis of Net Assets, Financial Position and Results of Operations . ” The financial indicators used to measure the Company’s operating performance are primarily revenues, expenses for proprietary product and technology development and earnings before taxes (EBT) . The financial performance indicator expenses for proprietary product and technology development will be replaced by total operating expenses for research and development (R&D expenses) as of fiscal year 2020 . Expenses for proprietary product and technology

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 Management Report 5 development have already been part of total R&D expenses to date . Management considers total R&D expenses to be a more meaningful indicator for the internal steering of the Group . MorphoSys’ business performance is additionally influenced by factors such as liquidity, operating expenses and segment results . These indicators are also routinely analyzed and evaluated . A budget planning for the current financial year is revised and updated quarterly with special attention given to the statement of profit or loss and liquidity . Each year, the Company prepares a mid - term plan for the subsequent three years . An in - depth cost analysis is prepared regularly and used to monitor the Company’s adherence to financial targets and make comparisons to previous periods . NON - FINANCIAL PERFORMANCE INDICATORS MorphoSys is transitioning from a technology provider focused on the discovery and development of innovative antibody - based therapies to a fully integrated biopharmaceutical company . The Group’s focus continues to be on the steady development of the product pipeline and the Company’s proprietary drug candidates . Preparing for the potential launch of MorphoSys’ first proprietary drug in 2020 is becoming increasingly more important, and thus the focus in the 2019 reporting year was on the development of tafasitamab, the Company’s most advanced proprietary product candidate . A decisive milestone was reached at the end of December 2019 with the submission of the Biologics License Application (BLA) to the U . S . Food and Drug Administration (FDA) for the treatment of relapsed/refractory diffuse large B cell lymphoma (r/r DLBCL) . With a total of 116 therapeutic product candidates at the end of the reporting year (end of 2018 : 115 ), twelve of which in the Proprietary Development segment, the number of pipeline programs in 2019 remained stable while the product candidates continued to mature .

6

Management Report

TAB. 01: SUSTAINABLE DEVELOPMENT KEY PERFORMANCE INDICATORS (SD KPIS) AT MORPHOSYS (DECEMBER 31)

	2019	2018	2017	2016	2015
PROPRIETARY DEVELOPMENT (NUMBER OF INDIVIDUAL ANTIBODIES)					
Programs in Discovery	6	6	7	8	8
Programs in Preclinic	1	1	1	1	2
Programs in Phase 1[1]	1	1	2	2	1
Programs in Phase 2	1	3	2	3	3
Programs in Phase 3[2]	3	1	1	0	0
Total[1]	**12**	**12**	**13**	**14**	**14**
PARTNERED DISCOVERY (NUMBER OF INDIVIDUAL ANTIBODIES)					
Programs in Discovery	56	55	54	54	43
Programs in Preclinic	24	24	24	22	25
Programs in Phase 1	9	11	11	10	9
Programs in Phase 2	12	11	10	12	9
Programs in Phase 3[3]	2	2	2	2	3
Programs Launched[3]	1	1	1	0	0
Total	**104**	**103**	**101**	**100**	**89**

[1] Including MOR107, for which a phase 1 study in healthy volunteers was completed; the compound is currently in preclinical investigation.

[2] Thereof the fully out-licensed program otilimab, out-licensed to GSK; and MOR202, out-licensed to I-Mab Biopharma for the development in China, Hong Kong, Macao and Taiwan.

[3] We still consider Tremfya® as a phase 3 compound due to ongoing studies in various indications. Therefore the number of "Programs in Phase 3" as well as the "Programs Launched" both include Tremfya®. Regarding the total number of programs in the pipeline, however, we only count it as one program.

LEADING INDICATORS

MorphoSys follows regularly a variety of leading indicators to monitor the macroeconomic environment, the industry and the Company itself. At the Company level, economic data is gathered on the progress of the segments' individual programs. MorphoSys uses general market data and external financial reports to acquire information on leading macroeconomic indicators such as industry transactions, changes in the legal environment and the availability of research funds and reviews these data carefully.

For active collaborations, a joint steering committee meets regularly, i.e. usually quarterly, to update and monitor the programs' progress. These ongoing reviews give the Company a chance to intervene at an early stage if there are any negative developments and provide it with information about expected interim goals and related milestone payments well in advance. Partners in non-active collaborations regularly, i.e. once a year, provide MorphoSys with written reports so that the Company can follow the progress of therapeutic programs.

Market analyses that assess the medical need for innovative therapies for serious diseases, with a focus on cancer, but also generally in relation to new technologies in the market, serve as early indicators of

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 Management Report 7 business development. By continuously monitoring the market, MorphoSys can quickly respond to trends and requirements and initiate its own activities or partnerships. Business Activities TECHNOLOGIES MorphoSys has developed a number of technologies that provide direct access to human antibodies for the treatment of diseases . MorphoSys uses these technologies for programs in both the Proprietary Development and Partnered Discovery segments . One of MorphoSys’ most important technologies is HuCAL, which is a collection of several billion fully human antibodies and a system for their optimization . Another important platform is Ylanthia, a large antibody library representing the next generation of antibody technologies . Ylanthia is based on an innovative concept for generating highly specific and fully human antibodies . MorphoSys expects Ylanthia to set a new standard in therapeutic antibody development in the pharmaceutical industry in this decade and beyond . Slonomics is the Company’s patented, fully automated technology for gene synthesis and modification, which is used to generate highly diverse gene libraries in a controlled process to be used, for example, for the improvement of antibody properties . The lanthipeptide technology developed by Lanthio Pharma B . V . , a wholly owned MorphoSys subsidiary, complements existing antibody libraries and opens up new opportunities for drug discovery based on stabilized peptides . MorphoSys technology portfolio is further strengthened by its proprietary helix - turn - helix (HTH) peptide technology . In contrast to lanthipeptides, which are stabilized by amino acid modification, HTH peptides are inherently stable as a result of their structure . In addition, we entered into an agreement with Vivoryon Therapeutics AG in July 2019 granting us an exclusive option to license Vivoryon’s small molecule QPCTL inhibitors in the field of oncology . We are now conducting preclinical validation experiments in combination with our antibodies, above all with tafasitamab . DRUG DEVELOPMENT MorphoSys has a broad development pipeline and develops drugs using its own research and development (R&D) and in collaboration with pharmaceutical and biotechnology partners and academic institutions.

8

Management Report

FIG. 01: ACTIVE CLINICAL STUDIES WITH MORPHOSYS ANTIBODIES (DECEMBER 31)


PHASE
1 2 3
29 19 12
29 25 10
27 31 14
26 32 15
24 31 17
2015
2016
2017
2018
2019

The core business is the development of new therapies for patients suffering from serious diseases. In 2017, the first therapeutic compound (Tremfya®) based on MorphoSys' proprietary technology and developed by the licensee Janssen received regulatory approval in the United States, Canada, the European Union, Japan and a number of other countries.

Our Proprietary Development programs are critical to our goal of becoming a fully integrated biopharmaceutical company that develops and commercializes its own drugs. We are focusing our development activities on cancer treatments, but also have selected programs in inflammatory diseases.

The ability of monoclonal antibodies to bind to specific antigens on tumors or activate the immune system against cancer to unleash a therapeutic effect in patients has led to their dominant role in targeted cancer therapies. According to the report "Global Oncology Trends 2018" from the IQVIA Institute, global spending on cancer medicines in 2018 exceeded US$ 133 billion. The global market for oncology therapies is predicted to reach as much as US$ 180-200 billion over the next five years. Chronic inflammatory and autoimmune diseases affect millions of patients worldwide and impose an enormous social and economic burden.

MorphoSys' most advanced proprietary development programs are described in the Research and Development section below.

Our clinical-stage Partnered Discovery programs are developed entirely under the control of our partners. These programs include not only those in our core area of oncology but also in indications where we have not established proprietary expertise. The most advanced Partnered Discovery programs are outlined in the Research and Development section below.

COMMERCIALIZATION

In July 2018, we established a subsidiary in the United States – MorphoSys US Inc. – in preparation for the potential marketing approval of tafasitamab. The subsidiary's registered office is located in Boston, Massachusetts, U.S. In the course of the reporting year, we filled several key positions, such as U.S. Head

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 Management Report 9 of Operations, as well as other management positions including Medical Affairs, Market Access, Sales & Marketing, Commercial Operations and Legal and Finance . Our Medical Affairs team and sales staff follow a multi - stakeholder strategy and have already started to establish a network with oncologists and healthcare professionals . At the end of 2019 , we had 36 people employed to support our commercial structure . By the time we reach tafasitamab’s market entry planned for mid - 2020 , we expect to have hired more than 100 additional employees to further strengthen our U . S . presence . INFLUENCING FACTORS Good public medical care is a political goal in many countries . The need for new forms of therapy is growing as a result of demographic change . Cost savings in Europe and the U . S . can slow down the industry’s development by closely regulating the pricing and reimbursement of drugs . Regulatory approval processes in the U . S . , Europe and elsewhere are lengthy, time - consuming and largely unpredictable . Approval - related laws, regulations and policies and the type and amount of information necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions . Generic competition, which is already common in the field of small molecule drugs, now poses an increasing challenge to the biotechnology industry due to drug patent expires . The technological barriers for generic biopharmaceuticals, or biosimilars, are expected to remain high . Nevertheless, many drug manufacturers, particularly those from Europe and Asia, are now entering this market and placing more competitive pressure on established biotechnology companies . In the U . S . , the approval of biosimilars as an alternative form of treatment has been very slow ; they are, however, gaining more attention because of the growing pressure in the healthcare sector to reduce costs . According to the McKinsey & Company consulting firm, the global market for biosimilars is expected to reach US $ 15 billion by 2020 („The biosimilars market : Five things you need to know“ as of July 2018 ) . Research and Development 2019 BUSINESS PERFORMANCE In the 2019 financial year, MorphoSys made solid progress in advancing product candidates at various stages of development. The key measures of value for MorphoSys’ research and development activities include: • the initiation of projects and the progress of individual development programs; • collaborations and partnerships with other companies to broaden our technology base and pipeline of compounds and to commercialize our therapeutic programs; • clinical and preclinical research results ; • regulatory guidance of healthcare authorities for the approval of individual therapeutic programs ; and • robust patent protection to secure MorphoSys’ market position . PROPRIETARY DEVELOPMENT At December 31, 2019, there were twelve proprietary development programs, three of which were either fully out - licensed or out - licensed for specific regions only. Of these programs, five are in clinical

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 10 Management Report development, one is in preclinical development and six are in the drug discovery phase . Our Proprietary Development activities are currently focused on the following four clinical candidates : • tafasitamab – an antibody for the treatment of blood cancers and MorphoSys' most advanced proprietary product candidate; • MOR202 – an antibody for the treatment of multiple myeloma as well as certain autoimmune diseases, for which MorphoSys concluded a regional license agreement with I - Mab Biopharma for the development and commercialization in China, Hong Kong, Taiwan and Macao; • MOR107 – a lanthipeptide developed by the Lanthio Pharma B.V. subsidiary, which is currently in preclinical trials in oncological indications; and • otilimab (GlaxoSmithKline [GSK]) is currently conducting clinical trials with otilimab in rheumatoid arthritis. The program originated as a proprietary MorphoSys program and was fully out - licensed to GSK in 2013. In addition to the programs listed above, we are pursuing several proprietary programs in earlier - stage research and development, including MOR 210 , a preclinical antibody that was out - licensed to I - Mab in November 2018 for China and certain other territories in Asia . We also entered into an agreement with Vivoryon Therapeutics AG in July 2019 , granting us an exclusive option to license Vivoryon’s small molecule QPCTL inhibitors in the field of oncology . We are currently evaluating the potential to combine these inhibitors preclinically with our antibodies, led by tafasitamab . TAFASITAMAB Overview Tafasitamab (MOR 208 , formerly Xmab 5574 ) is a humanized monoclonal antibody directed against the CD 19 antigen . CD 19 is selectively expressed on the surface of B cells, which belong to a group of white blood cells . CD 19 enhances B cell receptor signaling, which is an important factor in B cell survival and growth, making CD 19 a potential target in B cell malignancies . We are developing tafasitamab in accordance with a collaboration and license agreement that we entered into in June 2010 with Xencor, Inc . (Xencor), under which Xencor granted us an exclusive worldwide license to tafasitamab for all indications . Our preclinical and clinical development program is currently focused on developing tafasitamab in non - Hodgkin's lymphoma (NHL), particularly in diffuse large cell B cell lymphoma (DLBCL) . Lymphomas collectively represent approximately 4 % of all cancers diagnosed in the United States . NHL is the most prevalent of all lymphoproliferative diseases . According to the National Cancer Institute, an estimated 74 , 200 new cases occurred in the United States in 2019 („Cancer Stat Facts 2019 : Non - Hodgkin Lymphoma“) . DLBCL is the most frequent type of malignant lymphoma and accounts for approximately one - third of all NHLs globally . Frontline treatment of B cell malignancies, including DLBCL, most commonly consists of a combination chemotherapy regimen plus the antibody rituximab (Rituxan ® ), also referred to commonly as R - CHOP (R, rituximab ; CHOP, cyclophosphamide, doxorubicin, vincristine and the corticosteroid prednisone) . Yet, despite the therapeutic success of frontline R - CHOP in DLBCL, up to 40 % of patients do not respond to the treatment (refractory) or relapse after initial treatment with fast progression of disease .

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 Management Report 11 The market research and consulting firm GlobalData expects the therapeutic market for non - Hodgkin’s lymphoma (NHL) to reach approximately US $ 9 billion in 2024 (report „B - cell NHL : Opportunity Analysis 2017 – 2027 “) . Tafasitamab received fast track designation from the U . S . FDA during its development in 2014 and breakthrough therapy designation in October 2017 based on the results of the L - MIND study . On December 30 , 2019 , we submitted the Biological License Application (BLA) for tafasitamab in combination with lenalidomide for the treatment of relapsed or refractory DLBCL (r/r DLBCL) . Ongoing clinical trials with tafasitamab and clinical data presented There are currently four clinical trials ongoing with tafasitamab : • L - MIND (phase 2 trial in relapsed/refractory DLBCL [r/r DLBCL]) ; • B - MIND (phase 2 / 3 trial in r/r DLBCL) ; • First - MIND (phase 1 study with tafasitamab in combination with R - CHOP or lenalidomide in addition to R - CHOP in patients with untreated DLBCL); and • COSMOS (phase 2 trial in r/r chronic lymphatic leukemia (CLL) and small lymphocytic lymphoma [SLL]). Important new data from the ongoing trial of tafasitamab was presented in 2019: L - MIND : L - MIND is a phase 2 single - arm study of tafasitamab in combination with lenalidomide (LEN) in patients with r/r DLBCL who are not eligible for high - dosage chemotherapy (HDC) and autologous stem cell transplantation (ASCT) . Based on the interim results of the L - MIND study, the U . S . Food and Drug Administration (FDA) granted breakthrough therapy status for tafasitamab in combination with lenalidomide in October 2017 . The data of the primary analysis (November 30 , 2018 cut - off date and a follow - up period of at least twelve months for all patients) were presented on June 22 , 2019 at the 15 th International Conference on Malignant Lymphoma (ICML) in Lugano, Switzerland . The efficacy results in this update were based on the response rates of 80 patients and evaluated by an independent review committee . The primary endpoint, defined as the best objective response rate (ORR) compared to published data for the corresponding monotherapies, was met . The ORR was 60% ( 48 of 80 patients) and the complete response rate (CR) was 43% ( 34 of 80 patients) . Median progression - free survival (mPFS) was 12 . 1 months with a median follow - up of 17 . 3 months . The median duration of response (mDoR) was 21 .. 7 months . On October 29 , 2019 , we announced topline results from the primary analysis of the retrospective observational matched control cohort (Re - MIND) . The study was designed to compare the effectiveness of lenalidomide monotherapy based on real - world patient data with the efficacy outcomes of the tafasitamab - lenalidomide combination, as investigated in our L - MIND trial and to demonstrate the single - agent activity of tafasitamab in combination with lenalidomide to the authorities . For this purpose, we collected Re - MIND outcome data from 490 non - transplant eligible patients with relapsed/refractory diffuse large B cell lymphoma (r/r DLBCL) and have received lenalidomide monotherapy in the U . S . or the EU . For the matching - based comparison with the patients from the L - MIND study, qualifying characteristics for matching patients in both studies were precisely specified in advance . As a result, 76 eligible Re - MIND patients were identified and matched 1 : 1 to 76 of the 80 L - MIND patients based on important baseline

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 12 Management Report characteristics . Objective response rates (ORR) were validated for both Re - MIND and L - MIND based on this subset of 76 patients . The primary endpoint of Re - MIND was met and showed a statistically significant superior best objective response rate (ORR) of the tafasitamab - lenalidomide combination compared to lenalidomide monotherapy . ORR was 67 . 1% ( 95 % confidence interval (CI : 55 . 4 - 77 . 5 ) for the tafasitamab - lenalidomide combination, compared to 34 . 2% (CI : 23 . 7 - 46 . 0 ) for the lenalidomide monotherapy (p< 0 . 0001 ) . Superiority was consistently observed across all secondary endpoints, including complete response (CR) rate (tafasitamab - lenalidomide combination 39 . 5% ; CI : 28 . 4 - 51 . 4 versus lenalidomide monotherapy with 11 . 8% ; CI : 5 . 6 - 21 . 3 ; p< 0 . 0001 ), as well as in pre - specified statistical sensitivity analyses . A significant difference was also observed in overall survival, which was not reached in the tafasitamab - lenalidomide combination as compared to 9 . 3 months in the lenalidomide monotherapy (hazard ratio 0 . 47 ; CI : 0 . 30 - 0 . 73 ; p< 0 . 0008 ) . Based on the primary analysis data of both studies as well as the results of the tafasitamab monotherapy NHL study, we submitted a Biologics License Application to the U . S . Food and Drug Administration (U . S . FDA) for tafasitamab in combination with lenalidomide for the treatment of r/r DLBCL in late December 2019 . In mid - 2019 , we announced our intention to submit a Marketing Authorization Application (MAA) to the European Medicines Agency (EMA) based on the L - MIND trial . A letter of intent was submitted to EMA in early July 2019 , and it is planned to submit the MAA submission by mid - 2020 at the latest . B - MIND : B - MIND is a phase 2 / 3 randomized, multicenter trial evaluating tafasitamab plus bendamustine compared to rituximab (Rituxan ® ) plus bendamustine in patients with r/r DLBCL who are not eligible for HDC and ASCT . This ongoing trial enrolls patients in Europe, the Asia/Pacific region and in the United States . The study is currently in phase 3 . In the first quarter of 2019 , after consultation with the U . S . FDA, we expanded the study to include a co - primary endpoint . The co - primary endpoint is based on a biomarker defined as a low baseline peripheral blood natural killer (NK low ) cell count . In November 2019 , the B - MIND study successfully passed the pre - planned, event - driven interim analysis for futility . As part of the analysis for futility, the data were reviewed by an independent monitoring committee (IDMC) to determine the likelihood of a futile outcome of the study at the time of study completion . The IDMC evaluated efficacy data in the entire patient population as well as in the biomarker - positive patient subpopulation and recommended an increase in the number of patients from 330 to 450 . We expect the topline results of the study to be available in 2022 . In addition to the aforementioned clinical development in r/r DLBCL, MorphoSys initiated a phase 1b clinical trial of tafasitamab as a firstline therapy in DLBCL at the end of 2019 (First - MIND). The study evaluates tafasitamab or tafasitamab plus lenalidomid in addition to R - CHOP (the current standard therapy) in patients with newly diagnosed DLBCL. The primary endpoint of the study is the incidence and severity of treatment - emergent adverse events (AEs). The secondary endpoints are objective response rate (ORR) and complete response rate (CR) at the end of treatment, incidence and severity of AEs in the 18 - month follow - up period, the best ORR and CR by the end of the study (approximately 24 months), progression - free survival (PFS), event - free survival (ES) and overall survival (OS) at twelve and 24 months. This study should pave the way for a pivotal phase 3 study with tafasitamab plus lenalidomide in combination with R - CHOP.

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 Management Report 13 The fourth ongoing clinical trial is COSMOS, a multicenter, open - label, phase 2 trial with two cohorts evaluating the preliminary safety and efficacy of tafasitamab in combination with idelalisib (cohort A) or venetoclax (cohort B) in patients with r/r CLL or SLL previously treated with the Bruton tyrosine kinase inhibitor (BTKi) ibrutinib . Data from the primary analysis of both cohorts were presented at the ASH conference in Orlando in December 2019 . In cohort A, eleven patients were enrolled and received tafasitamab plus idelalisib . Patients were in the study for a median of 7 . 4 months . The rate of best overall response was 91 % and one patient achieved complete remission . Eight patients were tested for minimal residual disease (MRD), two of these eight patients achieved MRD negativity in blood, one of three patients also achieved MRD negativity in bone marrow . In cohort B, 13 patients were enrolled and treated with tafasitamab plus venetoclax . The median time in the study was 15 . 6 months . In the intent - to - treat population, the best overall response was 76 . 9% , 46 . 2 % of patients also achieved complete remission . Seven patients were tested for the presence of minimal residual disease . Six of these seven patients achieved MRD negativity in blood, two of four patients achieved MRD negativity in bone marrow . The COSMOS study showed that combinations of tafasitamab with idelalisib or venetoclax were generally well tolerated . MOR202 Overview MOR202 is a recombinant human monoclonal IgG1 HuCAL antibody directed against the target molecule CD 38 . CD 38 is a broadly expressed and clinically validated target in multiple myeloma (MM) . Scientific studies suggest that an antibody directed against CD 38 may also have therapeutic activity in autoimmune and other diseases caused by autoantibodies, such as membranous nephropathy and systemic lupus erythematosus . Multiple myeloma (MM) is a blood cancer that develops in mature plasma cells in the bone marrow . MM is the second most common form of blood cancer worldwide . The development of MOR 202 in MM is currently concentrated in China, where the number of patients has increased in recent years due to an aging population . Current therapies are associated with serious side effects and limited efficacy . Regional agreement with I - Mab Biopharma We have an exclusive regional licensing agreement for MOR202 with I - Mab Biopharma. Under the terms of the agreement signed in November 2017 , I - Mab has the exclusive rights to develop and commercialize MOR 202 in China, Taiwan, Hong Kong and Macao . Upon signing the agreement, MorphoSys received an immediate upfront payment of US $ 20 million . We are also entitled to receive additional success - based clinical and commercial milestone payments from I - Mab of up to US $ 100 million, as well as tiered double - digit royalties on net sales of MOR 202 in the agreed regions . Ongoing clinical studies In October 2019 , we initiated a phase 1 / 2 trial for the treatment of anti - PLA 2 R - positive membranous nephropathy, an autoimmune disease affecting the kidneys . This proof - of - concept trial called M - PLACE is an open - label, multicenter study and will primarily evaluate the safety and tolerability of MOR 202 . Secondary endpoints are the effect of MOR 202 on serum antibodies against PLA 2 R and the evaluation of the immunogenicity and pharmacokinetics of MOR 202 ; an exploratory goal is to determine clinical efficacy . The trial will enroll difficult - to - treat patients with high anti - PLA 2 R titers and patients who have not responded to previous therapy . In a phase 2 trial initiated in March 2019 , I - Mab is investigating MOR 202 /TJ 202 as a third - line therapy in r/r multiple myeloma, as well as in a phase 3 trial in combination with lenalidomide as a second - line

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 14 Management Report therapy in multiple myeloma initiated in April 2019 . The start of the trials triggered milestone payments to MorphoSys totaling US $ eight million . On October 14 , 2019 , MorphoSys and its partner I - Mab Biopharma announced that I - Mab had received Investigational New Drug (IND) approval for MOR 202 /TJ 202 from the Chinese National Medical Products Administration (NMPA) . This approval allows I - Mab to expand its current phase 2 and phase 3 trials of MOR 202 /TJ 202 in multiple myeloma that are currently underway in Taiwan also to mainland China . MOR 106 MOR 106 is a human monoclonal antibody from our Ylanthia platform against IL - 17 , which was jointly discovered by Galapagos and MorphoSys . In July 2018 , Galapagos and MorphoSys signed an exclusive worldwide development and commercialization agreement with Novartis for MOR 106 . In October 2019 , Galapagos, MorphoSys and Novartis announced that the clinical development of MOR 106 in atopic dermatitis (AtD) for all studies (two phase 2 studies, IGUANA and GECKO, as well as a phase 1 bridging study for subcutaneous formulation and a Japanese ethno - bridging study) had been stopped due to the results of an interim analysis for futility performed in the IGUANA phase 2 study . The analysis detected a low probability to meet the primary endpoint of the study, defined as the percentage change in the eczema area and severity index (EASI) . The three parties will review the future strategy for MOR 106 . OTILIMAB Overview Otilimab (formerly MOR 103 /GSK 3196165 ) is a fully human HuCAL - IgG 1 antibody directed against granulocyte - macrophage colony - stimulating factor (GM - CSF) . Due to its diverse functions in the immune system, GM - CSF can be considered a target for a broad spectrum of anti - inflammatory therapies such as in rheumatoid arthritis (RA) . Rheumatoid arthritis is a chronic inflammatory disease that affects the synovial membrane of the joints and is accompanied by painful swelling that can lead to bone destruction and joint deformity . MorphoSys discovered otilimab and advanced the antibody into clinical development before fully out - licensing the program to GlaxoSmithKline (GSK) in 2013 . GSK is now independently developing the antibody for the treatment of rheumatoid arthritis (RA) and bears all costs incurred . MorphoSys participates in the potential development and commercialization success of the program through milestone payments totaling up to € 423 million and tiered, double - digit royalties on net sales . In 2013 , MorphoSys received a payment of € 22 . 5 million . The total market for RA drugs is growing steadily . According to the market research and consulting firm Decision Resources, the market for RA drugs will reach US $ 28 . 8 billion in 2020 (in G 7 countries) (report „Market Forecast Assumptions Rheumatoid Arthritis 2018 - 2028 “) . The market research and consulting company GlobalData expects the market to grow to US $ 26 . 3 billion in 2020 (in the U . S . , EU 5 , Japan and Australia) (report „Rheumatoid Arthritis : Market Analysis 2017 – 2027 “) . MorphoSys believes that otilimab has the potential to become the first anti - GM - CSF antibody to receive marketing approval for the treatment of RA . Ongoing clinical studies On July 3 , 2019 , GSK announced the start of a phase 3 program with otilimab in RA, which resulted in a milestone payment of € 22 . 0 million to MorphoSys . The phase 3 program, named ContRAst, comprises three pivotal studies and one long - term extension study and will evaluate the antibody in patients with moderate to severe RA . In connection with the start of the clinical program, GSK also announced that the antibody has been given the INN name otilimab .

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 Management Report 15 MOR 107 Lanthipeptides are a class of modified peptide molecules engineered for improved selectivity and stability . MOR 107 is based on the proprietary technology platform of our Dutch subsidiary Lanthio Pharma B . V . This compound has demonstrated angiotensin II type 2 (AT 2 ) receptor - dependent activity in preclinical studies and may have the potential to treat a variety of diseases . In 2017 , we successfully completed a phase 1 trial in healthy volunteers, in which this active ingredient was clinically tested for the first time in human application . In 2019 , we continued our preclinical testing of MOR 107 , primarily in oncology indications . MOR 210 Overview MOR 210 is a human antibody directed against C 5 aR, derived from our HuCAL library . C 5 aR, the receptor of complement factor C 5 a, is being investigated as a potential new drug target in the fields of immuno - oncology and autoimmune diseases . Tumor cells generate high levels of C 5 a, which is believed to contribute to an immuno - suppressive and, consequently, tumor growth - promoting microenvironment by recruiting and activating myeloid suppressor cells (MDSCs) . MOR 210 is engineered to neutralize the immuno - suppressive function of MDSCs by blocking the interaction between C 5 a and its receptor and enabling the immune system to fight the tumor . MOR 210 is currently in preclinical development . Regional agreement with I - Mab Biopharma In November 2018 , we announced that we had entered into an exclusive strategic collaboration and regional licensing agreement for MOR 210 with I - Mab Biopharma . Under the agreement, I - Mab has exclusive rights to develop and commercialize MOR 210 in China, Hong Kong, Macao, Taiwan and South Korea, while MorphoSys retains rights in the rest of the world . The agreement deepens our existing partnership with I - Mab and builds on the existing collaboration to develop MOR 202 . Under the agreement, I - Mab will exercise exclusive rights to develop and commercialize MOR 210 in the territories covered by the agreement . With our support, I - Mab will conduct and fund all worldwide development activities for MOR 210 , including clinical trials in China and the U . S . , up to proof - of - concept in oncology . We received a payment of US $ 3 . 5 million from I - Mab and are also eligible for development and commercial - related milestone payments of up to US $ 101 . 5 million, as well as to tiered, mid - single - digit percentage royalties on net sales generated with MOR 210 in I - Mab’s contracted territories . In return for conducting a successful proof - of - concept clinical trial, I - Mab is entitled to receive low single - digit royalties on net sales of MOR 210 outside of I - Mab’s territory and a tiered percentage of sub - licensing revenue . QPCTL INHIBITORS OVERVIEW QPCTL inhibitors are low molecular weight substances and inhibitors of glutaminyl peptide cyclotransferase - like enzymes . This enzyme has been shown to interfere with the interaction of CD 47 and SIRP alpha, which is also known as the “don’t eat me” signal . This signaling pathway enables cancer cells to escape the body’s innate immune system by inhibiting the phagocytic activity of macrophages . As a result, the use of QPCTL inhibitors to block the “don’t eat me” signal from CD 47 /SIRP alpha interaction could be a possible approach in immuno - oncology . We are currently investigating the QPCTL inhibitors preclinically, including an analysis of the potential benefits of combining them with our proprietary antibody tafasitamab .

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 16 Management Report Agreement with Vivoryon Therapeutics AG In July 2019 , MorphoSys and Vivoryon Therapeutics AG announced an agreement granting MorphoSys an exclusive option to license Vivoryon’s small molecule QPCTL inhibitors in the field of oncology . The option covers the worldwide development and commercialization of candidates from Vivoryon’s family of inhibitors of the glutaminyl peptide cyclotransferase - like (QPCTL) enzyme, including the lead compound PQ 912 , in the field of oncology . In return for this option, MorphoSys purchased a minority stake in Vivoryon . Vivoryon issued 7 , 674 , 106 ordinary bearer shares within the scope of a capital increase executed on October 24 , 2019 and recorded in the commercial register on October 25 , 2019 . MorphoSys acquired a 13 . 4 % stake in Vivoryon in this capital increase by subscribing to 2 , 673 , 796 ordinary bearer shares worth € 15 . 0 million . PARTNERED DISCOVERY At the end of 2019 , one of our Partnered Discovery programs had received approval, 23 programs were in clinical development, 24 Partnered Discovery product candidates were in preclinical development and 56 were in the drug discovery phase . Below we present our most advanced programs and a recently expanded strategic partnership . Guselkumab (Tremfya ® ) – a HuCAL antibody targeting IL - 23 that is being developed and commercialized by our partner Janssen in plaque psoriasis and other indications . Guselkumab (Tremfya ® ) is approved in the United States, Canada, the European Union, Japan and a number of other countries . Gantenerumab – a HuCAL antibody targeting amyloid beta that is in phase 3 clinical development for the treatment of Alzheimer’s disease by our partner Roche . Other programs – in addition to the two programs described, we have a large number of programs in various stages of research and development stemming from our partnerships with major pharmaceutical companies . LEO Pharma – we have a strategic partnership with LEO Pharma for the research and development of therapeutic antibodies and peptides for the treatment of skin diseases . GUSELKUMAB ( TREMFYA ® ) Overview Guselkumab (Tremfya ® ) is a human HuCAL antibody targeting the p 19 subunit of IL - 23 that is being developed and commercialized by Janssen . It is the first commercial product based on our proprietary technology . It is approved for the treatment of patients with moderate to severe psoriasis (plaque psoriasis) in the United States, Canada, the European Union, Japan, China and a number of other countries . In Japan, it is also approved for the treatment of patients with various forms of psoriasis, psoriatic arthritis and palmoplantar pustulosis . Psoriasis is a chronic, autoimmune inflammatory disorder of the skin characterized by abnormal itching and physically painful skin areas . It is estimated that around 125 million people worldwide are affected by psoriasis, a quarter of who suffer from a moderate to severe form of the disease . The market research and consulting company Decision Resources estimates the market for psoriasis drugs, which was worth approximately US $ 16 billion in 2018 , will rise to approximately US $ 24 billion in 2028 (in G 7 countries) (report “Market Forecast Assumptions Psoriasis 2018 - 2028 “) . The market research and consulting company GlobalData has similar expectations and is projecting the market for psoriasis drugs to grow

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 Management Report 17 from a level of approximately US $ 17 . 5 billion in 2018 to approximately US $ 24 billion in 2027 (in G 7 countries) (report „Plaque Psoriasis : Market Analysis 2017 – 2027 “) . Tremfya ® is currently being investigated in various forms of psoriasis and psoriatic arthritis in several phase 3 trials, in Crohn’s disease, ulcerative colitis, pityriasis rubra pilaris and hidradenitis suppurativa in phase 2 trials, and in familial adenomatous polyposis in a phase 1 trial . In addition, Janssen announced that it had submitted a supplemental Biologics License Application (sBLA) for Tremfya ® for the treatment of psoriatic arthritis to the U . S . FDA in September 2019 , as well as a marketing authorization application for Tremfya ® for the treatment of psoriatic arthritis submitted to EMA in October 2019 . At the end of 2019 , Janssen also announced it had received the approval for Tremfya ® in China for the treatment of psoriasis . MorphoSys receives royalties on net sales of guselkumab (Tremfya ® ) and is also entitled to milestone payments on selected future development activities . GANTENERUMAB Overview Gantenerumab is a HuCAL antibody targeting amyloid beta being developed by our partner Roche as a potential treatment for Alzheimer’s disease . Amyloid beta refers to a group of peptides that play an important role in Alzheimer’s disease as they are the main component of the amyloid plaques found in the brains of Alzheimer’s patients . Gantenerumab binds to the N - terminus and a section in the middle of the amyloid beta peptide . The antibody appears to prevent the formation of amyloid plaques and amyloid oligomers and could also lead to their elimination by recruiting microglial cells . According to the market research and consulting company GlobalData, the value of the global market for the treatment of Alzheimer’s disease is expected to reach approximately US $ 15 billion in 2026 (report „Alzheimer's Disease - Global Forecast 2016 – 2026 “) . According to figures from the Alzheimer’s Association, 5 . 8 million people in the United States live with Alzheimer’s, and this number is expected to rise to nearly 14 million by 2050 . Alzheimer’s is the sixth - leading cause of death in the United States ( https : //www . alz . org/alzheimers - dementia/facts - figures ) . Ongoing clinical studies In June 2018 , we announced that our partner Roche initiated a new phase 3 development program for patients with Alzheimer’s disease . The program consists of two phase 3 trials – GRADUATE - 1 and GRADUATE - 2 – which are expected to enroll approximately 1 , 520 patients in up to 350 study centers in 31 countries worldwide . The two multicenter, randomized, double - blinded, placebo - controlled studies are investigating the efficacy and safety of gantenerumab in patients with early (prodromal to mild) Alzheimer’s disease . The primary endpoint for both studies is the assessment of the signs and symptoms of dementia, measured as the clinical dementia rating - sum of boxes (CDR - SOB) score . Patients receive a significantly higher dose of gantenerumab than in Roche’s previous trials as a subcutaneous injection . In addition to the two GRADUATE studies, gantenerumab is being tested in two open - label extension studies based on the phase 2 / 3 studies Scarlet RoAD and Marguerite RoAD, and in the DIAN - TU study in patients at risk for or suffering from a type of early - onset Alzheimer's disease caused by a genetic mutation which is conducted by the Washington University School of Medicine . OTHER PROGRAMS Other programs of our partners continued to make progress in 2019 , with encouraging data from bimagrumab announced in 2019 .

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 18 Management Report BIMAGRUMAB In November 2019 , our partner Novartis presented the phase 2 results for bimagrumab, a monoclonal antibody generated using MorphoSys’ proprietary HuCAL antibody technology and clinically developed by Novartis . Data from the study in overweight and obese adults with type 2 diabetes (T 2 D) were presented as a poster at the Obesity Week 2019 in Las Vegas, on November 7 , 2019 . The double - blinded, placebo - controlled study showed that treatment with bimagrumab over 48 weeks was safe and well - tolerated .. The treatment reduced body fat and weight and increased lean body mass (LBM) . At week 48 , fat mass had decreased by 21% ( 7 . 5 kg) in the bimagrumab group compared to 0 . 5% ( 0 . 2 kg) in placebo - treated subjects (p< 0 . 001 ), and HbA 1 c had decreased by 0 . 76 % points in the bimagrumab group compared to an increase of 0 . 04 % points in the placebo group (p= 0 . 005 ) . Weight decreased by 6 . 5% ( 5 . 9 kg) in bimagrumab compared to 0 . 8% ( 0 . 8 kg) in placebo - treated subjects (p< 0 . 001 ) ; LBM increased 3 . 6% ( 1 . 7 kg) in the bimagrumab group vs . a decrease of 0 . 8% ( 0 . 4 kg) in the placebo group (p< 0 . 001 ) ; and BMI was reduced 6 . 7% ( 2 . 2 kg/m 2 ) in the bimagrumab group vs . 0 . 8% ( 0 . 3 kg/m 2 ) in the placebo group (p< 0 . 001 ) . PATENTS Our proprietary technologies and drug candidates derived therefrom are our most valuable assets . It is therefore crucial to our success that these assets are appropriately protected through, for example, patents and patent filings . This is the only way we can ensure that these assets are exclusively utilized . It is also the reason our Intellectual Property (IP) Department seeks out the best strategy to protect our products and technologies . The rights of third parties are also actively monitored and respected . Our core technologies, such as the Ylanthia antibody library, form the base for our success . All of our technologies are protected by a multitude of patent families . Our most important patents have now been granted in all major territories, including Europe, the U . S . and Asia . The same applies to our development programs . Next to our patents protecting the drug candidates themselves, we have filed additional patent applications that cover other aspects of the programs . The relevant patents for our development candidates otilimab (out - licensed to GSK) and MOR 202 (out - licensed to I - Mab for Greater China) do not expire before 2026 .. They also enjoy additional protection of up to five years through supplementary protection certificates and lifetime extensions . The tafasitamab program is also protected by numerous patents with core patents to expire on schedule in 2029 (U . S .. ) and 2027 (Europe) . These expirations do not include the added protection of up to five years that is possible through supplementary protection certificates or lifetime extensions . All of our development programs have also been granted regulatory exclusivity . The programs developed jointly with or for partner companies are also fully protected by patents . Our patent department works closely with the corresponding partners . The patents for these drug development programs have a lifetime that far exceeds the term of the underlying technology patents . We are also monitoring our competitors’ activities so that we can take any steps necessary if required . During the 2019 financial year, we further consolidated the patent protection of our development programs and growing technology portfolio, which are the core value drivers of our Company . We currently have more than 60 different proprietary patent families worldwide, in addition to the numerous patent families we pursue with our partners . In April 2016 , MorphoSys filed a patent infringement suit in the U . S . District Court of Delaware against Janssen Biotech and Genmab A/S for infringement of U . S . patents . On January 25 , 2019 , based on a hearing on November 27 , 2018 , the U . S . District Court of Delaware ruled that the claims of our three patents were invalid . In a summary judgment, the court granted a motion filed by Janssen Biotech and

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 Management Report 19 Genmab A/S to invalidate the three patents held by MorphoSys . On January 31 , 2019 , we announced that we had settled the dispute with Janssen Biotech and Genmab A/S . The parties agreed to drop their counterclaims related to the legal dispute . Corporate Developments On February 5 , 2019 , MorphoSys announced the appointment of David Trexler as President and Member of the Board of Directors of MorphoSys US Inc . effective February 6 , 2019 . Mr . Trexler will lead the ongoing build - up of MorphoSys’ U . S . subsidiary with a focus on establishing the company’s commercial capabilities . On February 19 , 2019 , Simon Moroney, CEO and co - founder of MorphoSys AG, informed the Company’s Supervisory Board that he would not renew his contract as a member of the MorphoSys AG Management Board . At the Annual General Meeting of MorphoSys AG on May 22 , 2019 , our shareholders approved all resolutions proposed by the Company’s management with the required majority of votes . On May 22 , 2019 , the MorphoSys AG Annual General Meeting elected Sharon Curran as a new member of the Company’s Supervisory Board . Ms . Curran is a non - executive director in the life sciences and healthcare industries and brings extensive commercial and specialist pharmaceutical experience to the Company . Also at this meeting, Krisja Vermeylen was re - elected to the Supervisory Board as of the end of her term of office . On June 24 , 2019 , Dr . Jean - Paul Kress was appointed by the Supervisory Board as the new Chief Executive Officer (CEO) of MorphoSys AG and assumed his new position on September 1 , 2019 . He succeeded Dr . Simon Moroney, who stepped down as CEO at the end of August 31 , 2019 . Dr . Kress brings over 20 years of experience in the pharmaceutical and biotechnology industry, with a strong track record of commercial and operational leadership in various senior management roles in North America and Europe . On June 25 , 2019 , MorphoSys introduced the members of its U . S . management team to analysts and investors at a “Meet the Team” event in New York . On July 8 , 2019 , MorphoSys and Vivoryon Therapeutics AG announced an agreement granting MorphoSys an exclusive option to license Vivoryon’s small molecule QPCTL inhibitors in the field of oncology in return for a minority interest in Vivoryon’s capital increase scheduled for the end of 2019 . This capital increase was executed on October 24 , 2019 , issuing a total of 7 , 674 , 106 ordinary bearer shares, and was recorded in the commercial register on October 25 , 2019 . MorphoSys acquired a 13 . 4 % stake in Vivoryon through its subscription of 2 , 673 , 796 ordinary bearer shares valued at € 15 . 0 million . In mid - November 2019 , we announced that our U . S . subsidiary has moved from Princeton (New Jersey, U . S . ) to Boston (Massachusetts, U . S . ) . The new U . S . office is located at 470 Atlantic Avenue on the Boston waterfront, one of the world’s leading innovation and biotechnology centers, and will allow us to establish and expand our presence in the U . S . ahead of the potential commercialization of tafasitamab . On November 20 , 2019 , Dr . Markus Enzelberger, Chief Scientific Officer (CSO) of MorphoSys, announced his decision to step down as the Company’s CSO and member of the Management Board to explore new

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 20 Management Report opportunities . Dr . Enzelberger will leave MorphoSys on February 29 , 2020 . Following his departure, MorphoSys’ research organization will be integrated into the Clinical Development segment under the lead of Chief Development Officer (CDO) Dr . Malte Peters . Headcount Development On December 31 , 2019 , MorphoSys AG had 379 employees (December 31 , 2018 : 314 ), 143 of whom hold Ph . D . degrees (December 31 , 2018 : 134 ) . MorphoSys AG employed an average of 352 people in 2019 ( 2018 : 287 ) . Of the current 379 employees, 293 worked in research and development, 68 in general and administrative positions and 18 in sales and marketing . We do not have collective wage agreements with our employees, and there were no employee strikes during the reporting year . In order to successfully compete for the best employees, MorphoSys conducts an annual comparison of the Company’s compensation with that paid by other companies in the biotech industry and similar sectors and makes adjustments when necessary . The remuneration system at MorphoSys consists of fixed compensation and a variable annual bonus that is linked to the achievement of corporate goals . Individual goals promote both the employees’ personal development and the achievement of higher - level corporate goals . A “spot bonus” (given “on the spot”) is also promptly awarded to employees for outstanding accomplishments . We continued to use this instrument frequently during the reporting year .

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 Management Report 21 Macroeconomic and Sector - Specific Conditions CHANGES IN THE BUSINESS ENVIRONMENT In January 2020 , the International Monetary Fund (IMF) was forecasting global economic growth in 2019 to reach 2 . 9% (report „World Economic Outlook January 2020 “) . This slight decline is primarily a reflection of the negative surprises in economic activity in some emerging market economies, particularly India, which led to a reassessment of the growth outlook for the coming two years . In a few cases, this reassessment also reflected the impact of increasing social unrest . The IMF’s growth forecast for the advanced economies in 2019 was 1 . 7% ( 2018 : 2 . 2% ), and the forecast for the emerging and developing economies was 3 . 7% ( 2018 : 4 . 5% ) . The IMF's forecast for growth in the euro zone in 2019 was 1 . 2% ( 2018 : 1 . 9% ), next to 0 . 5 % for Germany ( 2018 : 1 . 5% ) ; 6 . 1 % for China ( 2018 : 6 . 6% ), 1 . 1 % for Russia ( 2018 : 2 . 3% ) and 1 . 2 % for Brazil ( 2018 : 1 . 3% ) . When managing its business activities, MorphoSys takes a number of potential macroeconomic risks and opportunities into consideration . Our business activities remained unaffected by the volatility in any one country . CURRENCY DEVELOPMENT The EUR/USD exchange rate remained in a range of 1 . 09 to 1 . 11 until the end of December 2019 . Deteriorating economic data, unresolved trade conflicts between the U . S . and China and the U . S . and the EU, and the risk of an unregulated Brexit make it very difficult to forecast the EUR/USD exchange rate . The majority of our business transactions are conducted in euros or U . S . dollars . As a result of our commercial and launch activities in the U . S . , a decline in the euro versus the U . S . dollar would have a direct positive impact on our future operating income . Consequently, a stronger euro would reduce the royalty payments we receive – which are converted from U . S . dollars to euros – on sales of guselkumab (Tremfya ® ) . We mitigate this risk in advance as much as possible with currency hedging transactions with maturities of twelve months or less . DEVELOPMENT OF THE ANTIBODY SECTOR In 2019 , six new antibodies were approved by the FDA in the U . S . or the EMA in the EU, and regulatory filings were also reviewed for a further 13 novel antibody therapies . According to the article “Antibodies to Watch in 2020 ” published in the mAbs Journal, 79 new antibodies are currently in late - stage clinical development, compared to 62 antibodies in the previous year . Of the 79 antibodies, 39 are being developed for the treatment of cancer, and two of these are in late clinical phases . Our lead product candidate from our proprietary development, tafasitamab, was also included in this report . We view the successful development and commercialization of the antibody segment as a positive signal and a confirmation of our strategy to focus our development activities on this class of drugs . Still, we cannot predict the clinical or market success of individual drug candidates .

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 22 Management Report Analysis of Net Assets, Financial Position and Results of Operations Revenues Revenues in comparison to the prior year declined 8 % to € 73 . 2 million ( 2018 : € 79 . 5 million) . In 2019 , the majority of revenues were generated from antibody collaborations and license agreements with Janssen, GSK and I - Mab Biopharma ( 2019 : € 63 . 7 million ; 2018 : € 22 . 8 million) . This decline was largely a result of the strong comparison, which contained a non - recurring effect from the € 47 . 5 million payment received in 2018 following the signing of an exclusive global license agreement with Novartis Pharma AG for the development and commercialization of MOR 106 . The Proprietary Development and Partnered Discovery segments contributed € 35 . 3 million ( 2018 : € 54 . 7 million) and € 37 . 5 million ( 2018 : € 23 . 9 million), respectively, to total revenues . Of the total revenues, companies based in Germany generated € 0 . 7 million ( 2018 : € 0 . 8 million) and biotechnology and pharmaceutical companies and non - profit organizations based in North America contributed € 33 . 1 million ( 2018 : € 21 . 2 million) . Companies based in Europe (excluding Germany) and Asia contributed revenues of € 39 . 4 million ( 2018 : € 57 . 5 million) . Cost of Sales The cost of sales, which consists largely of research and development expenses, increased by € 30 . 9 million to € 121 . 7 million ( 2018 : € 90 . 8 million) . This change was due above all to higher costs for external services ( 2019 : € 61 . 5 million ; 2018 : € 49 . 4 million), higher personnel expenses ( 2019 : € 36 . 2 million ; 2018 : € 28 . 7 million) and increased material cost ( 2019 : € 11 . 4 million ; 2018 : € 2 . 2 million) . The increase in costs for external services was mainly due to higher expenses for external laboratory services in connection with the development of tafasitamab . Selling Expenses Selling expenses increased by € 0 . 4 million to € 6 . 5 million ( 2018 : € 6 . 1 million), mainly as a result of higher personnel costs . General and Administrative Expenses General and administrative expenses amounted to € 37 . 9 million ( 2018 : € 41 . 1 million) and declined mainly due to a drop in costs for external services ( 2019 : € 6 . 0 million ; 2018 : € 19 . 8 million) . In 2018 , these costs were incurred largely in connection with the Company’s initial public offering on the Nasdaq Global Market . The decline in costs for external services was offset by an increase in personnel expenses ( 2019 : € 29 . 4 million ; 2018 : € 18 . 5 million) .

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 Management Report 23 Other Operating Income, Other Operating Expenses, Other Interest and Similar Income as well as Other Interest and Similar Expenses Other operating income amounted to € 17 . 6 million, equaling a € 4 . 4 million increase compared to 2018 . This item mainly included effects from the taxation of non - cash benefits in connection with the exercise of share - based payment programs by Company employees, realized gains from forward exchange transactions (forward rate agreements) and reversals of provisions . Other operating expenses increased from € 1 . 2 million in 2018 to € 5 . 4 million in 2019 , primarily as a result of exchange rate losses ( 2019 : € 1 . 2 million ; 2018 : € 0 . 5 million), expenses for personnel recruitment in the amount of € 3 . 0 million, expenses for the financing of Lanthio Pharma B . V . in the amount of € 0 . 8 million and losses from forward rate agreements in the amount of € 0 . 2 million ( 2018 : € 0 . 4 million) . Other interest and similar income increased from € 0 . 1 million in 2018 to € 0 . 9 million in 2019 and consisted mainly of interest income from affiliated companies in the amount of € 0 . 7 million ( 2018 : € 0 ), interest income from bank deposits and financial investments, as well as interest income from the discounting of accruals . Income and Losses from Other Securities and Loans Presented under Financial Assets Income from other securities and loans presented under financial assets amounted to € 0 . 7 million in the 2019 financial year ( 2018 : € 0 ) and included realized gains from the sale of marketable securities . Losses from other securities and loans presented under financial assets amounted to € 0 . 2 million in the 2019 financial year ( 2018 : € 0 . 1 million) and comprised unrealized losses from the valuation as well as realized losses from the sale of marketable securities . Impairment of Financial Assets and Current Securities In 2019 , the impairment of financial assets consisted mainly of an impairment amounting to € 2 . 3 million on the share in the affiliated company Lanthio Pharma B . V . ( 2018 : € 20 . 3 million) and € 1 . 3 million on the investment in Vivoryon Therapeutics AG . Result after Taxes/Net Loss The aforementioned effects led to a result after taxes in the amount of € - 83 . 1 million ( 2018 : € - 67 . 0 million) and a net loss in the amount of € - 83 .. 1 million ( 2018 : net loss of € - 67 . 0 million) .

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 24 Management Report Financial Position PRINCIPLES OF FINANCIAL MANAGEMENT At MorphoSys, the primary goal of financial management is to ensure sufficient liquidity reserves at all times for the Company’s continued growth . The most important sources of this liquidity are the commercial operations of the individual business units and the related cash inflows . Cash flow projections and scenarios are used to determine the level of liquidity needed . INVESTMENTS MorphoSys’s investments in property, plant and equipment amounted to € 1 . 7 million and remained at the prior year’s level . Depreciation of property, plant and equipment was also unchanged compared to the previous year and amounted to € 1 . 8 million in 2019 ( 2018 : € 1 . 8 million) . In 2019 , the Company invested € 0 . 1 million ( 2018 : € 0 . 1 million) in intangible assets, namely licenses . Amortization of intangible assets decreased in comparison to the previous year and amounted to € 0 . 2 million in 2019 ( 2018 : € 0 . 6 million) . In 2019 , an impairment of € 0 . 1 million was recognized on licenses that were no longer in use ( 2018 : € 0 . 4 million) . In 2019 , a 13 . 4 % stake in Vivoryon Therapeutics AG was acquired for EUR 15 . 0 million . LIQUIDITY As of December 31 , 2019 , the Company held liquid funds, bank deposits, other securities presented under current assets and other financial assets in the amount of € 342 . 4 million, compared to € 451 . 2 million on December 31 , 2018 . This decline in liquidity resulted primarily from the use of cash for operating activities in the 2019 financial year and the acquisition of the stake in Vivoryon Therapeutics AG . Net Assets ASSETS Total assets decreased by € 34 . 0 million to € 499 . 0 million as of December 31 , 2019 , compared to € 533 . 0 million as of December 31 , 2018 . The increase in receivables from affiliated companies ( € 33 . 4 million), intangible assets ( € 33 . 2 million) and investments ( € 13 . 8 million) was more than offset by a decrease in other securities ( € 78 . 8 million), other assets ( € 22 . 4 million) and liquid funds ( € 7 . 1 million) . The increase in receivables from affiliated companies resulted from the utilization of a master loan agreement with MorphoSys US Inc . Intangible assets increased due to the recognition of highly probable future milestone payments related to the commercialization of tafasitamab and investments increased following the acquisition of a 13 . 4 % stake in Vivoryon Therapeutics AG . The changes in securities, other assets and liquid funds resulted from the reallocation of cash investments within the scope of optimizing the portfolio and the use of liquid funds for operating activities .

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 Management Report 25 PROVISIONS AND LIABILITIES As of December 31 , 2019 , provisions totaled € 83 . 6 million, compared to € 43 . 2 million in the prior year . The increase in other provisions from € 43 . 0 million to € 83 . 5 million was primarily due to the recognition of highly probable milestone payments in connection with the commercialization of tafasitamab ( 2019 : € 33 . 4 million) and higher bonus provisions ( 2019 : € 7 . 8 million ; 2018 : € 4 . 0 million) . Trade accounts payable decreased from € 6 . 9 million to € 6 . 1 million as a result of liabilities for external laboratory services that were not yet due as of the reporting date . EQUITY On December 31 , 2019 , equity amounted to € 405 . 0 million, compared to € 480 . 7 million on December 31 , 2018 . The number of shares issued as of December 31 , 2019 totaled 31 , 957 , 958 , of which 31 , 732 , 158 shares were outstanding (December 31 , 2018 : 31 , 839 , 572 and 31 , 558 , 536 shares, respectively) . The number of authorized common shares increased from 14 , 684 , 291 as of December 31 , 2018 to 14 , 843 , 488 . At the Annual General Meeting on May 22 , 2019 , Authorized Capital 2019 - I in the amount of € 159 , 197 was created . Under the terms of Authorized Capital 2019 - I, the Management Board, with the Supervisory Board’s approval, has been authorized to increase the Company’s common stock once or several times until April 30 , 2024 (inclusive) up to a total of € 159 , 197 , by issuing up to 159 , 197 new, no - par - value bearer shares . The number of ordinary shares of conditional capital decreased from 6 , 459 , 146 as of December 31 , 2018 to 6 , 340 , 760 shares due to the exercise of 118 , 386 conversion rights in 2019 . On December 31 , 2019 , the Company held 225 , 800 shares of treasury stock valued at € 8 , 357 , 250 , representing a decrease of € 2 , 041 , 523 compared to December 31 , 2018 ( 281 , 036 shares, € 10 , 398 , 773 ) . The reason for this decrease was the transfer of 52 , 328 shares of treasury stock amounting to € 1 , 934 k to the Management Board and Senior Management Group under the 2015 Long - Term Incentive Plan (LTI Plan) . The vesting period for this LTI plan expired on April 1 , 2019 , and the beneficiaries have or had the option to receive a total of 52 , 328 shares within eight months . In addition, 2 , 908 treasury shares valued at € 107 k were transferred to related parties . As a result, the number of MorphoSys shares held by the Company as of December 31 , 2019 , amounted to 225 , 800 shares (December 31 , 2018 : 281 , 036 shares) . As of December 31 , 2019 , additional paid - in capital amounted to € 616 . 2 million, compared to € 611 . 0 million as of December 31 , 2018 . The increase in additional paid - in capital of € 5 . 2 million resulted from the exercise of convertible bonds and the issue of shares of treasury stock to the Management Board, the Senior Management Group and related parties . The net loss for 2019 of € 83 . 1 million increased the accumulated deficit carried forward from 2018 of € 178 . 7 million to a total of € 261 . 7 million .

26

Management Report

Financing

The Company's equity ratio as of December 31, 2019, amounted to 81%, compared to a level of 90% on December 31, 2018. Currently, the Company does not have any financial liabilities to financial institutions.

Off-Balance-Sheet Financing

MorphoSys does not use any off-balance-sheet financing instruments such as the sale of receivables, asset-backed securities, sale-and-leaseback transactions or contingent liabilities in combination with non-consolidated special-purpose entities.

Credit Rating

There is no agency currently assessing the creditworthiness of MorphoSys.

COMPARISON OF ACTUAL BUSINESS RESULTS VERSUS FORECASTS

MorphoSys demonstrated solid financial performance during the 2019 reporting year. A detailed comparison of the Company's forecasts versus the actual results can be found in Table 02.

TAB. 02: COMPARISON OF ACTUAL BUSINESS RESULTS VERSUS FORECASTS

	2019 Targets	2019 Results
Financial targets	Revenues between € 44 million and € 51 million	Group revenues of €73.2 million; initial forecast exceeded due to GSK milestone payment for initiation of phase 3 program with otilimab
	Expenses for proprietary product and technology development of € 94–104 million	Expenses for proprietary product and technology development of €98.6 million
	EBT of € -96 million to € -106 million	EBT of € -83.1 million; initial forecast exceeded due to GSK milestone payment for initiation of phase 3 program with otilimab
	Proprietary Development segment: R&D expenses remain high	Proprietary Development segment: R&D expenses remained high
	Partnered Discovery segment: R&D expenses lower than in the prior year	Partnered Discovery segment: R&D expenses were lower compared to the previous year

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019

Management Report 27

	2019 Targets	2019 Results
Proprietary Development	Tafasitamab	Tafasitamab
	• Continued discussions with the U.S. FDA on Breakthrough Therapy Designation status	• Regular updates provided on progress toward potential marketing authorization
	• Completion of data analysis of all 81 patients with r/r DLBCL participating in the fully recruited L-MIND study according to the current study protocol; presentation of study results based on data at the time of primary completion analysis	• L-MIND: Data analysis completed (June): the primary endpoint, defined as the best objective response rate (ORR), was met; presentation of the data at the ICML in Lugano. In addition, the Re-MIND study was conducted as a retrospective observational matched control cohort: primary endpoint, defined as best comparative ORR to published data for the respective monotherapies – was met. ORR was 60% (48 of 80 patients), 43% of patients (34 of 80) showed a complete response (CR). 82% of CRs are confirmed by PET (positron emission tomography)
	• Initiation of phase 1b study of tafasitamab as frontline treatment of DLBCL in the second half of 2019	• End of December: initiation of a phase 1 study with tafasitamab as frontline treatment in DLBCL (first patient dosed)
	• Continuation of the pivotal phase 3 trial B-MIND evaluating tafasitamab in combination with bendamustine in comparison to rituximab plus bendamustine in r/r DLBCL	• B-MIND: Amendment of the study protocol to include a biomarker-based co-primary endpoint (March); study also successfully passed futility analysis (November); data were evaluated by an independent data monitoring committee (IDMC), which recommended increasing the number of patients from 330 to 450
	• Continuation of the phase 2 COSMOS study of tafasitamab in CLL/SLL in combination with idelalisib or venetoclax, respectively, and presentation of study data	• Continuation of the COSMOS study, data from the primary analysis were presented at the ASH conference (December)
	• Completion of the BLA for regulatory marketing approval, including clinical and CMC (chemistry, manufacturing and control) data for tafasitamab and submission of the BLA to the U.S. FDA by year-end	• End of December: BLA for tafasitamab in combination with lenalidomide submitted to the U.S. FDA for the treatment of r/r DLBCL; BLA based on data from the primary analysis of the L-MIND study of tafasitamab in combination with lenalidomide in patients with r/r DLBCL and data from the primary analysis of the retrospective observational matched control cohort (Re-MIND), which is evaluating the efficacy of lenalidomide monotherapy in r/r DLBCL patients
	Continue building sales structure in the U.S. to establish a foundation for the planned marketing of tafasitamab	Continued build-up of sales structures; establishment of MorphoSys US Inc. in Boston, Massachusetts, U.S., to support the planned commercialization of tafasitamab in the United States
	MOR202	MOR202
	Preparation and start of an exploratory clinical trial of MOR202 in an autoimmune indication	First clinical sites activated for phase 1/2 trial in anti-PLA2R antibody-positive membranous nephropathy (aMN) (October)

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019

28

Management Report

	2019 Targets	2019 Results
	MOR106 Continuation of ongoing clinical trials of MOR106 in atopic dermatitis together with our development partner Galapagos under the existing global license agreement with Novartis	MOR106 Clinical development of MOR106 in atopic dermatitis stopped after results of an interim analysis for futility in the IGUANA phase 2 trial (October)
	MOR107 Continuation of preclinical testing of MOR107 with focus on oncology indications	MOR107 Continuation of preclinical studies in oncology indications
	Otilimab – GSK Continuation of clinical activities in rheumatoid arthritis	Otilimab – GSK Initiation of phase 3 clinical program in rheumatoid arthritis (July)
	Continuation and/or initiation of development programs in the field of antibody identification and preclinical development	• Exclusive license option for Vivoryon's small molecule QPCTL inhibitors in the field of oncology (July) Continuation of early drug discovery programs
Partnered Discovery	Progress in development programs with partners	Increase in number of partner programs (104 programs) and pipeline maturing Guselkumab (Tremfya®; Partner: Janssen): • Initiation of clinical development in ulcerative colitis (January) • U.S. approval for Tremfya® One-Press for self-administration of Tremfya® for adults with moderate to severe psoriasis (February) • Initiation of clinical development in familial adenomatous polyposis (April) • Publication of topline results of the phase 3 studies DISCOVER 1 and 2 (June): the studies investigated the efficacy and safety of Tremfya® compared to a placebo in adult patients with active moderate to severe psoriatic arthritis (PsA) • Submission of an application for approval for the treatment of adults with active psoriatic arthritis to the U.S. FDA (September) and EMA (October) • Marketing approval for Tremfya® for the treatment of psoriasis in China (December) Presentation of the results of a phase 2 study for bimagrumab in obesity and type 2 diabetes by partner Novartis (November)

THE MANAGEMENT BOARD'S GENERAL ASSESSMENT OF BUSINESS PERFORMANCE

Our mission is to become a fully integrated biopharmaceutical company that develops and markets its own drugs. In the reporting year, we made important progress toward this goal.

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 Management Report 29 The 2019 reporting year was marked by operational highlights and positive events in our development programs . Following the successful listing on the Nasdaq stock exchange in April 2018 , our visibility in the U . S . continued to increase in 2019 . During the reporting year, we continued to focus on tafasitamab, our antibody for the treatment of blood cancers . We have reached several milestones on the way to achieving our goal of obtaining marketing approval for tafasitamab for relapsed/refractory DLBCL in the United States . Based on positive data from the primary analysis of the phase 2 L - MIND trial and positive topline results from the primary analysis of the retrospective observational matched control cohort Re - MIND, we submitted the Biologics License Application for tafasitamab to the U . S . FDA in December . For B - MIND, we reported that the study successfully passed the pre - planned futility interim analysis . In preparation for the market launch of tafasitamab, which is planned for mid - 2020 , if U . S . FDA approval is granted, we have further developed our U . S . subsidiary in 2019 and established the commercial structures necessary for the planned commercialization . To expand the clinical development of tafasitamab beyond r/r DLBCL, we have also initiated a phase 1 b trial as frontline therapy in DLBCL . Revenues in the 2019 financial year declined to € 73 . 9 million, and EBT amounted to € - 83 . 1 million . Compared to the previous year, the decrease in revenues and the lower operating resulted from our exclusive license agreement for MOR 106 concluded in July 2018 with our partner Galapagos and Novartis Pharma AG . The one - off effect in 2018 from the payment in the amount of € 47 . 5 million received under this agreement could not be fully compensated by the milestone payment from GSK for the start of the phase III program with otilimab and the increased royalty payments from the sale of guselkumab (Tremfya ® ) in 2019 . Our equity ratio of 81 % and liquid funds of € 342 . 4 million are a confirmation of the strength of the Company’s financial resources . Our other Proprietary Development and Partnered Discovery programs also made significant progress in 2019 . In the Proprietary Development segment, we have initiated clinical development of our anti - CD 38 antibody MOR 202 for the treatment of an autoimmune kidney disease, while our partner I - Mab initiated the clinical development in Taiwan with MOR 202 in multiple myeloma in second - and third - line treatment and, after receiving IND approval, expanded these studies also to mainland China . For otilimab, our antibody against GM - CSF out - licensed to GSK, GSK initiated a phase 3 clinical program in rheumatoid arthritis in mid - 2019 . In July 2019 , we entered into an agreement with Vivoryon Therapeutics AG granting us an exclusive option to license Vivoryon’s small molecule QPCTL inhibitors, including the lead molecule PQ 912 , in the field of oncology, which we are now investigating preclinically in combination with our antibodies, particularly tafasitamab . In October 2019 , we had to report, together with Galapagos, that the clinical development of MOR 106 in atopic dermatitis was stopped due to an interim analysis for futility in the phase 2 IGUANA study . The joint decision of all three partners involved – MorphoSys, Galapagos and Novartis – was based on a lack of efficacy, not on safety concerns .. The three parties are currently evaluating the future strategy for MOR 106 . In the Partnered Discovery segment, we were also able to report on the successes of our partners . Our partner Janssen continued to evaluate the use of guselkumab (Tremfya ® ), the first approved and marketed therapeutic antibody based on MorphoSys’ proprietary technology, in additional indications and reported positive long - term data in plaque psoriasis and initial data in psoriatic arthritis, which formed the basis for marketing authorization applications to both the U . S . FDA and EMA . In December 2019 , Tremfya ® was

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 30 Management Report also approved for the treatment of psoriasis in China . In 2019 , we had a sharp rise in our royalty payments, which we reinvested in the development of our proprietary drug programs and in the establishment of a sales organization . At the end of 2019 , our pipeline comprised a total of 116 drug candidates (twelve proprietary and 104 partnered programs), 28 of which are currently in clinical development . Outlook and Forecast MorphoSys’ business model is focused on developing innovative drug candidates derived from its proprietary technologies, such as the HuCAL and Ylanthia antibody libraries . We develop drug candidates both on a proprietary basis and together with partners with the goal of giving patients access to better treatment alternatives . Our proprietary development activities focus mainly on oncology compounds, which we aim to bring to market and commercialize . We continue to concentrate on further developing our technologies in the fast - growing, innovation - driven areas of the life sciences sector as the foundation of our business model . GENERAL STATEMENT ON EXPECTED DEVELOPMENT MorphoSys’ strategic focus is on the development of innovative drugs to improve the lives of patients suffering from severe diseases . At the center of this focus is the development of tafasitamab, our most advanced drug candidate, for the treatment of certain forms of blood cancer, which we intend to further develop and market together with our collaboration partner Incyte pursuant to the collaboration and licensing agreement signed in early 2020 . Our continued investment in the development of validated and innovative technology platforms is an important basis for our business . In the Partnered Discovery segment, the commercialization of our technologies provides contractually secured cash flows from our partnerships with pharmaceutical companies . The Management Board anticipates the following developments, among others, to take place in 2020: • Market launch of tafasitamab in combination with lenalidomide for r/r DLBCL in the U . S . planned for mid - 2020 (given U . S . FDA approval), together with our partner Incyte under the collaboration and license agreement signed in January 2020 ; • Support of Incyte for the submission of a marketing authorization application for tafasitamab in combination with lenalidomide for r/r DLBCL to the European EMA by mid - 2020 ; Incyte has exclusive commercialization rights outside of the U . S .; • Continued expansion of the commercial structures and strategic presence in the U . S . to ensure the readiness for the marketing of tafasitamab by mid - 2020 following regulatory approval, complemented by the commercial expertise and infrastructure of Incyte ; • Continuation of the phase 1b study with tafasitamab initiated in December 2019 in firstline DLBCL; • Expansion of tafasitamab’s clinical development beyond DLBCL under the collaboration and licensing agreement signed with Incyte in January 2020 ; • Advancing the development of the other proprietary product candidates : continuation of the clinical development of MOR 202 in autoimmune kidney disease and further support of the development of MOR 202 by our partner I - Mab in multiple myeloma in Greater China ;

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 Management Report 31 • Preclinical testing of Vivoryon’s QPCTL inhibitors in the field of oncology and in combination with our antibodies, above all tafasitamab; • Benefiting from our partners' successful clinical development and product sales and further investing these funds in the development of our own programs; • Exploration of new strategic agreements based on the Company’s proprietary technologies to gain access to innovative targets and compounds; • Further expansion of the Company’s proprietary development activities through potential in - licensing, company acquisitions, development collaborations and new in - house development; and • Investments in proprietary technology development to defend and expand our position in therapeutic antibodies and related technologies. STRATEGIC OUTLOOK MorphoSys invests a significant portion of its financial resources in proprietary research and development, as well as in establishing its own commercialization structures . The Management Board believes that this is the best approach to increasing the Company’s value in the long term . Our business activities are focused on cancer, and our strategy is increasingly emphasizing the independent development of projects up to the later stages of clinical research, and even leading them to commercialization . Our primary focus is tafasitamab, our most advanced proprietary program . We are currently awaiting the U . S . FDA’s decision on our application for marketing approval for tafasitamab in the U . S . and plan to market it there together with our collaboration partner Incyte . We also intend to advance tafasitamab’s development together with Incyte into firstline treatment of DLBCL and other indications . Another strategic goal is to advance our other proprietary development candidates and further strengthen our technology platform . Revenues from R&D funding, royalties, license and milestone payments, and a strong cash position give us the resources to further expand our proprietary drug and technology development, as well as the Company’s operational development . To prepare for tafasitamab’s potential market entry, we will continue to support our subsidiary MorphoSys US Inc . (headquartered in Boston, Massachusetts, U . S . ) . During the reporting year, we successfully filled key positions, such as the U . S . Head of Operations, as well as other management positions in the areas of Medical Affairs, Market Access, Sales & Marketing, Commercial Operations, and Legal and Finance, among others . Our Medical Affairs team follows a multi - stakeholder strategy and has already started to establish networks with healthcare professionals and oncologists . At the end of 2019 , we had 36 people employed to support our commercial structure . By the time we reach tafasitamab’s market entry planned for mid - 2020 , we expect to have hired more than 100 additional employees to further strengthen our U . S . presence . We also take advantage of emerging opportunities to explore our proprietary drug candidates in other disease areas such as inflammatory or autoimmune diseases . On a case - by - case basis, MorphoSys enters into partnerships with other companies to co - develop its proprietary candidates or out - license them in selected countries or globally . Our Partnered Discovery segment generates contractually guaranteed cash inflows based on various collaborations with pharmaceutical companies . The majority of the development candidates in recent years have been generated within the scope of our partnership with Novartis . Although this partnership ended in November 2017 , we expect that development candidates from this and other partnerships to continue to be developed and potentially lead to further revenue sharing in the form of milestone payments in the future . In 2017 , the drug Tremfya ® , developed and marketed by Janssen, was the first antibody from

32 Management Report

our Partnered Discovery program to receive marketing approval. Since Tremfya®'s launch, Janssen has obtained approval for the treatment of psoriasis in several countries and is pursuing broad clinical development in many other indications. We expect Tremfya® to continue to generate a large part of our royalty income in the foreseeable future. Due to its breadth and stage of development, the partnered pipeline could yield further marketable therapeutic antibodies in the future. If successful, our financial participation in the form of royalties on product sales would increase.

EXPECTED ECONOMIC DEVELOPMENT

In its January 2020 report, the International Monetary Fund (IMF) projected global economic growth of 3.3% in 2020, compared to a forecast of 2.9% for the year 2019. Growth in advanced economies is anticipated to reach 1.6% in 2020, compared to the forecast of 1.7% for 2019. The IMF expects growth in the euro zone to increase to 1.3% in 2020 compared to the 1.2% forecast for 2019. Growth in Germany is anticipated to rise to 1.1% in 2020 (2019: 0.5%), and the IMF projection for U.S. economic growth in 2020 is 2.0% (2019: 2.3%). The IMF's 2020 growth forecast for the emerging and developing countries is 4.4% (2019: 3.7%), and growth in China in the coming year is projected at 6.0% (2019: 6.1%). Russia's economy is anticipated to grow 1.9% (2019: 1.1%). Brazil is also expected to experience positive growth, projected at 2.2% for 2020 (2019: 1.2%).

MorphoSys AG has implemented a business continuity plan to prevent the collapse of critical business processes to a large extent or to enable the resumption of critical business processes in case a natural disaster, public health emergency, such as the novel coronavirus, or other serious event occurs. However, depending on the severity of the situation, it may be difficult or in certain cases impossible for us to continue our business for a significant period of time. Our contingency plans for disaster recovery and business continuity may prove inadequate in the event of a serious disaster or similar event and we may incur substantial costs that could have a material adverse effect on our business.

EXPECTED DEVELOPMENT OF THE LIFE SCIENCES SECTOR

While investors entered 2019 with one of the largest quarterly drops ever seen in the biotech sector, 2020 began on a much brighter note following very strong performance in the final quarter of 2019. According to research by BioCentury ("Politics aside, 2020 could be a good year for bringing back generalists" as of January 4, 2020, „Fewer FDA approvals in 2019, but a basket of firsts" as of January 1, 2020, "It's been a hell of a millennium – and it's just getting started" as of December 21, 2019), the investment community is split on if and how far this strong performance will carry into 2020. With large cap biotechs having overall cheap valuations and Biogen's unexpected positive news about its Alzheimer's disease product candidate, aducanumab, some see the potential for generalist investors to come back to the sector after a hiatus of several years. Others disagree. Investors do agree, however, that there will be a spate of financings early in the year, as companies seek to raise funds ahead of an expected U.S. pre-election lull. The sentiment is that strong companies will be able to raise the cash they need. Weaker companies may have more trouble as investors will have a lot of choice and can thus be more selective. The political turmoil in the U.S. in this election year and the drug pricing debate could put downward pressure on stocks, although some think that a more conservative pricing scenario has already been priced in.

M&A activity was high in the last quarter of 2019, another factor to increase interest in the sector. According to the report „Global Pharma & Life Sciences deals insights Year-end 2019" issued by PricewaterhouseCoopers (PwC), 2020 is expected to be another active year in terms of M&A, although perhaps not as high in terms of deal value as in 2019. Mid-sized biotechs are expected to continue to drive

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 Management Report 33 the activity. PwC expects the key contributing factors that will drive an active M&A market in 2020 to be: access to capital, promising biotech innovation, and a need for companies to act on their growth strategies. Biotech innovation was highlighted by the number of U . S . FDA novel drug approvals in 2019 . While falling short of the all - time high of 59 in 2018 , there were 48 new molecular entities approved in 2019 , ahead of the 46 approved in 2017 . The count does not include approvals from the Center for Biologics Evaluation and Research (CBER), which included approval of the first gene therapy for spinal muscular atrophy and vaccines against Ebola and Dengue . In 2019 , the European Medicines Agency (EMA) recommended approval of 30 new active substances . In a BioCentury article reviewing the major medical advances of the last twenty years, optimism that the industry will continue to develop transformative medicines remains . The challenges of the next 20 years, according to the article, will be to ensure equitable access . The role of biosimilars in reducing costs and expanding access is still a question, and manufacturing and pricing issues must still be resolved before it can be seen how extensively new modalities such as gene and cell therapies will be able to transform disease . FUTURE RESEARCH AND DEVELOPMENT AND EXPECTED BUSINESS PERFORMANCE PROPRIETARY DEVELOPMENT MorphoSys will continue to invest in research and development . The majority of investment will fund the development of our proprietary drug candidates tafasitamab and MOR 202 and our discovery efforts . The lion’s share of that funding will be dedicated to the clinical development of tafasitamab . Further investment will be made in the areas of target molecule validation and antibody and technology development . We will also continue to seek collaborations with partners such as academic institutions to gain access to new target molecules and technologies . The planned investments into the Company's proprietary drug candidates and technologies should also lead to a further matured proprietary pipeline in the future. The events and development activities planned for 2020 include the following: • Market launch of tafasitamab for usage in combination with lenalidomide in r/r DLBCL in the U . S . planned for mid - 2020 (given U . S . FDA approval), together with our collaboration partner Incyte as part of the co - commercialization strategy under the licensing agreement ; • Support of Incyte for the submission of a marketing authorization application for tafasitamab to be used in combination with lenalidomide for r/r DLBCL to the European EMA by mid - 2020 ; Incyte has exclusive commercialization rights outside of the U . S .; • Continued expansion of the commercial structures and strategic presence in the U . S . to ensure the readiness for the marketing of tafasitamab by mid - 2020 following regulatory approval, complemented by the existing marketing structures of Incyte ; • Continue phase 1b study with tafasitamab started in December 2019 in previously untreated DLBCL; • Continue pivotal phase 3 trial evaluating tafasitamab plus bendamustine in r/r DLBCL in comparison to rituximab and bendamustine (B - MIND trial) ; increase the number of patients to 450 ; • Continue phase 2 COSMOS trial of tafasitamab with idelalisib and venetoclax in CLL/SLL; • Expansion of tafasitamab’s clinical development beyond DLBCL under the collaboration and licensing agreement signed with Incyte in January 2020 . Further indications and also various studies initiated by investigators are planned ; • Continue clinical development of MOR 202 in an autoimmune disease that affects the kidney as well as potentially other autoimmune indications ; • Explore the future strategy for MOR106, together with Galapagos and Novartis;

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 34 Management Report • Conduct preclinical investigation of Vivoryon’s QPCTL inhibitors in oncology and in combination with our antibodies, led by tafasitamab . Depending on the results of the preclinical phase, the option agreed last year could be exercised in 2020 ; • Continue preclinical investigations of MOR 107 with a focus on oncological indications ; and • Continue and/or initiate development programs in the area of antibody discovery and preclinical development. PARTNERED DISCOVERY MorphoSys will continue to focus primarily on advancing its proprietary development pipeline . In the Partnered Discovery segment, MorphoSys will carefully review its options to enter into new collaborations based on its proprietary technologies with pharmaceutical and biotechnology companies, comparable to its dermatology collaboration with LEO Pharma based on our Ylanthia antibody platform . This partnership was initiated in 2016 and expanded in 2018 to include MorphoSys’ own proprietary peptide platform . Based on information on the clinicaltrials . gov website, more than 15 phase 2 and phase 3 clinical trials conducted by partners to evaluate antibodies based on MorphoSys technology could be completed by the end of 2020 . These trials include a series of clinical studies of Tremfya ® (guselkumab) conducted by our partner Janssen . In 2019 , Janssen submitted marketing authorization applications to the U . S . FDA and EMA for Tremfya ® for the treatment of psoriatic arthritis . Decisions on these applications could potentially be made in 2020 . Since the clinical development of the drug candidates progresses, we expect individual product candidates in the partnered pipeline to further mature . Whether, when, and to what extent news will be published following the primary completion of trials in the Partnered Discovery segment is at the full discretion of our partners . EXPECTED DEVELOPMENT OF THE FINANCIAL POSITION AND LIQUIDITY Regarding the final impact of the Collaboration and License Agreement with Incyte Corporation on the commercial balance sheet, there are still uncertainties at the time of preparation of the 2019 annual financial statements . The Management Board is projecting revenues of € 225 million to € 235 million in the 2020 financial year . This forecast does not take into account tafasitamab revenues and revenues from future collaborations and/or licensing agreements . Revenues are expected to include royalty income from Tremfya ® ranging from € 37 million to € 42 million . R&D expenses are expected in the range of € 130 million to € 140 million in 2020 . Most of these expenses will stem from the development of tafasitamab and MOR 202 and early - stage development programs and include planned expenses for the further development of our technology and our partnered programs . MorphoSys will continue to build commercial structures in the U . S . in preparation for the potential commercialization of tafasitamab, pending regulatory approval, and therefore expects to incur a significant amount of selling expenses in the high double - digit million euro range for 2020 . Significant increases are also expected for general and administrative expenses, to support the further development of commercialization structures . The Company expects an EBT in the range of approximately € 20 million to € 40 million in 2020 . The guidance is based on constant currency exchange rates and does not include any contributions from tafasitamab revenues and any effects from potential in - licensing or co - development deals for new development candidates .

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 Management Report 35 The guidance does not include a potential impact of the ongoing global COVID - 19 crisis on MorphoSys’ business operations including but not limited to the Company’s supply chain, clinical trial conduct, as well as timelines for regulatory and commercial execution . The Company expects the Partnered Discovery segment to generate a positive operating result, as in previous years . In the years ahead, one - time events, such as the in - licensing and out - licensing of development candidates and larger milestone payments and royalties from the market maturity of HuCAL and Ylanthia antibodies could have an impact on the Company’s net assets and financial position . Such events could cause financial targets to change significantly . Similarly, failures in drug development could have negative consequences for MorphoSys . Negative effects of a pandemic in light of the recent expansion of the coronavirus outside China are also possible or cannot be excluded . Revenue growth in the near - to medium - term will depend on the Company’s ability to secure regulatory approval for launch and successfully commercialize its first proprietary program tafasitamab . In addition, revenues should increasingly benefit from royalties based on sales of Tremfya ® (guselkumab) . At the end of the 2019 financial year, MorphoSys had liquidity of € 342 . 4 million (December 31 , 2018 : € 451 . 2 million) . In 2020 , we expect a significant increase in our liquidity position . In accordance with the collaboration and license agreement with Incyte, we expect to receive an upfront payment of US $ 750 million and have received an equity investment of US $ 150 million . We received final antitrust clearance for the global collaboration and license agreement between MorphoSys and Incyte for tafasitamab on or before March 2 , 2020 and the transaction became effective on March 3 , 2020 . With its strong liquidity position, MorphoSys sees itself in a position to finance its further corporate growth through strategic measures such as the investment in the Company's proprietary portfolio and the potential in - licensing of technologies and compounds as well as partnering agreements with promising companies . DIVIDEND In the separate financial statements of MorphoSys AG, prepared in accordance with German Generally Accepted Accounting Principles (German Commercial Code), the Company is reporting an accumulated deficit, which prevents it from distributing a dividend for the 2019 financial year . In view of the anticipated losses in 2020 , the Company expects to continue to report an accumulated loss for the 2020 financial year . MorphoSys plans to invest further in the development of proprietary drugs and in building its commercial capabilities in the U . S . It will also pursue new in - licensing agreements and acquisitions to open up new growth opportunities and increase the Company’s value . Based on these plans, the Company does not expect to pay a dividend in the foreseeable future . This outlook takes into account all known factors at the time of preparing this report and is based on the Management Board’s assumptions of events that could influence the Company in 2020 and beyond . Future results may differ from the expectations described in the section entitled “Outlook and Forecast . ” The most significant risks are described in the risk report .

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 36 Management Report Risk and Opportunity Report We operate in an industry characterized by constant change and innovation . The challenges and opportunities in the healthcare sector are influenced by a wide variety of factors . Global demographic changes, medical advances and the desire to improve the quality of life provide excellent growth opportunities for the pharmaceutical and biotechnology industries ; however, companies must also grapple with growing regulatory requirements in the field of drug development as well as cost pressure on the healthcare systems . We make a great effort to systematically identify new opportunities and leverage our business success to generate a lasting increase in enterprise value . Entrepreneurial success, however, is not achievable without conscious risk - taking . Through our worldwide operations, we are confronted with a number of risks that could affect our business performance . Our risk management system identifies these risks, evaluates them and takes suitable action to avert risk and reach our corporate objectives . A periodic strategy review ensures that there is a balance between risk and opportunity . We only assume risk when there is an opportunity to increase the Company’s value . RISK MANAGEMENT SYSTEM The risk management system is an essential element of our corporate governance and ensures adherence to good corporate governance principles and compliance with regulatory requirements . We have a comprehensive system in place to identify, assess, communicate and deal with risk . Our risk management system identifies risk as early as possible and details the actions we can take to limit operating losses and avoid risks that could jeopardize our Company . All actions to minimize risk are assigned to risk officers, who are also members of our Senior Management Group . All of our material risks in the various business segments are assessed using a systematic risk process that is carried out twice a year . Risks are evaluated by comparing their quantifiable financial impact with their probability of occurrence and without initiating a risk mitigation process . This method is applied over assessment periods of twelve months and three years to include the risk related to our proprietary development that has a longer duration . Additionally, there is a long - term strategic risk assessment that spans more than three years (qualitative assessment) . An overview of the current risk assessment can be found in Tables 03 and 04 . Risk managers enter their risks into an IT platform that makes monitoring, analyzing and documenting risks much easier . The risk management system distinguishes risk owners from risk managers . For risks in relation to clinical development, the risk owner is the responsible business team head for the respective clinical program . For non - clinical risks, the risk owner is the responsible department head . Employees from the respective area of the risk owner can be risk managers as long as the risks included in the risk management system fall under their area of responsibility . Risk owners and risk managers are required to update their risks and assessments at half - yearly intervals . This process is coordinated and led by the Internal Controls & Risk Management Department, which is also responsible for monitoring the evaluation process and summarizing the key information . The information is presented regularly to the Management Board which, in turn, presents the results to the Supervisory Board twice a year . The entire evaluation process is based on standardized evaluation forms . Risk management and monitoring activities are carried

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 Management Report 37 out by the relevant managers . The changes in the risk profile resulting from these activities are recorded at regular intervals . It is also possible to report important risks on an ad hoc basis should they occur outside of the regular intervals . The risk and opportunity management system combines a bottom - up approach for recognizing both short - and medium - term risks with a top - down approach that systematically identifies long - term global risks and opportunities . As part of the top - down approach, workshops are held twice per year with selected members of the Senior Management Group . These workshops assess and discuss the long - term risks and opportunities, including those exceeding a period of three years, in different areas of the Company .. The evaluation process is solely qualitative . The risks are listed in Table 04 . PRINCIPLES OF RISK AND OPPORTUNITY MANAGEMENT We continually encounter both risks and opportunities that could have a potential material impact on our net assets and financial position as well as a direct effect on intangible assets, such as our image in the sector or our brand name . We define risk as an internal or external event that has a direct impact . In handling risk, we include an assessment of the potential financial impact on our goals . There is a direct relationship between opportunity and risk . Seizing opportunities has a positive influence on our goals, whereas the emergence of risk has a negative influence . RESPONSIBILITIES UNDER THE RISK AND OPPORTUNITY MANAGEMENT SYSTEM Our Management Board is responsible for the risk and opportunity management system and ensures that all risks and opportunities are evaluated, monitored and presented in their entirety . The Internal Controls & Risk Management Department coordinates the risk management process and reports regularly to the Management Board . The Supervisory Board has appointed the Audit Committee to monitor the effectiveness of our risk management system . The Audit Committee periodically reports its findings to the entire Supervisory Board, which is also directly informed by the Management Board twice a year .

38 Management Report FIG. 02: RISK AND OPPORTUNITY MANAGEMENT SYSTEM AT MORPHOSYS MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 Management Report 39 ACCOUNTING - RELATED INTERNAL CONTROL SYSTEM In order to ensure accurate bookkeeping and accounting and maintain reliable financial reporting in the financial statements and management report, we use internal controls through our financial reporting, which we have expanded pursuant to the SOX regulations (Sarbanes - Oxley Act of 2002 , Section 404 ), in addition to Company - wide reporting guidelines and other measures, such as employee training and ongoing professional education . This essential component of accounting consists of preventative, monitoring and detection measures intended to ensure adequate security and control in accounting and operating functions . Detailed information about the internal control system for financial reporting can be found in the Corporate Governance Report . RISKS ACCORDING TO THE RISK MANAGEMENT SYSTEM RISK CATEGORIES Within the scope of our risk assessment, we assign risks to six categories, which are described below . The assessment of the relevance of the risks is not distinguished according to categories but according to impact and probability of occurrence . Consequently, Table 03 , which lists our greatest risks, does not necessarily include risks from all six categories . FINANCIAL RISK Our financial risk management seeks to limit financial risk and reconciles this risk with the requirements of our business . Financial risk can arise in connection with licensing agreements ; for example, when projects (products or technologies) do not materialize, are delayed or out - licensed at terms and conditions other than initially expected . Risk also arises when revenues do not reach their projected level or when costs are higher than planned due to higher resource requirements . Detailed project preparations, such as those made through in - depth exchanges with internal and external partners and consultants, ensure the optimal starting point early in the process and are important for minimizing risk . The financial risk relating to the fully proprietary program tafasitamab remains entirely with us, as do the long - term obligations to our contractors to make the product available before its launch on the market, especially if tafasitamab does not receive approval in the U . S .. by the U . S . FDA currently planned for mid - 2020 . We also retain some risk with respect to the clinical development of programs introduced into partnerships ; for example, MOR 106 . Continuing economic difficulties in Europe indicate that potential bank insolvencies still pose a financial risk . This is the reason we continue to invest only in those funds and bank instruments that are deemed safe – to the extent this is possible and foreseeable – and that have a high rating and/or are secured by a strong partner . We limit our dependence on individual financial institutions by diversifying and/or investing in lower risk money market funds . However, a strategy that eliminates all risk of potential bank insolvency would be too costly and impractical . German government bonds, for example, are a very secure form of investment but currently trade with negative interest rates . A further risk is the receipt of adequate interest on financial investments, particularly in light of today’s negative key interest rates . It is currently very difficult for us to invest within the scope of our company policies and still avoid negative interest rates . We invest, when possible, in instruments that yield positive interest rates . There is no guarantee, however, that secure positive interest - bearing investments will always be available . In the Partnered Discovery segment, there is a financial risk associated with royalties on Tremfya ® product sales . Revenues generated by our partner Janssen from the drug approved in 2017 , are difficult to predict and may lead to deviations from the budgeted revenue .

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 40 Management Report We plan to continue to invest a significant portion of our funds in the development of our product candidates . This includes identifying target molecules and drug candidates, conducting preclinical and clinical studies, producing clinical material, supporting partners and co - developing programs . Our current financial resources and projected revenues are expected to be sufficient enough to meet our current and short - term capital needs . This does not guarantee, however, that sufficient funds will be available over the long term at all times . OPERATIONAL RISK Operational risk includes risks related to the exploration and development of proprietary drug candidates . The termination of a clinical trial prior to out - licensing to partners – which does not necessarily imply the failure of an entire program – can occur when the trial does not produce the expected results, shows unexpected adverse side effects or the data were compiled incorrectly . Clinical trial design and drafts of development plans are always completed with the utmost care . This gives the trials the best opportunity to show relevant data in clinical testing and persuade regulatory agencies and possible partners of the potential of the drug candidate . External experts also contribute to our existing internal know - how . Special steering committees and panels are formed to monitor the progress of clinical programs . Any changes with respect to clinical trials, such as the trial’s design or the ability to recruit patients quickly, as well as any emerging alternative therapies, may lead to a delay in development and, as a result, have a negative impact on the trial’s economic feasibility and economic potential . Programs in the drug discovery phase pose a risk, as they may be delayed or terminated for various scientific reasons due to the exploratory nature of early - stage research . Great care is taken to ensure constant scientific monitoring and optimal project management to ensure the quality and timing of the programs and support the renewal of our pipeline . There is also a risk associated with proprietary programs if partnerships fail or are delayed . STRATEGIC RISK Access to sufficient financing options also poses a strategic risk for the Company . Following our decision to develop our proprietary portfolio internally, the financing of research and development is now a key focus . Risks in this context may arise as a result of our cost estimates, current losses, future revenues, capital requirements and/or our ability to raise additional financing . We have established an extensive budgeting process to mitigate such risks . We also have various departments and external consultants working, if necessary, to ensure the smooth execution of capital market transactions . The lack of competence to identify and develop new products or successfully conclude new partnerships and/or further develop our therapeutic technology platform constitutes a certain strategic risk . A further strategic risk is the danger that a development program introduced into a partnership may fail . Partnerships can be terminated prematurely, forcing us to search for new development partners or bear the substantial cost of further development alone . This may result in a delay or even the termination of the development of individual candidates and could lead to additional costs or a potential long - term loss of revenue due to delayed market entry . A further strategic risk is that preliminary data from clinical trials may lead to the trial’s termination or a change in the trial’s design . In addition, regulatory authorities may not accept our proposed clinical development strategy or may not accept our application based on the data and/or not grant us marketing approval .

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 Management Report 41 EXTERNAL RISK We face external risk in areas such as intellectual property . The patent protection of our proprietary technologies and compounds is especially important . To minimize risks in this area, we monitor new patents and patent applications and analyze the corresponding results . We also develop strategies to ensure that the patents and patent applications of third parties do not restrict our own activities . We strive to maintain as much flexibility as possible for our proprietary technology platforms and products .. External risk can also emerge through the enforcement of our intellectual property rights vis - à - vis third parties . The accompanying processes may be associated with high costs and require considerable resources . There is also a risk that third parties may file counterclaims . External risks may also arise as a result of changes in the legal framework . This risk is minimized through continued training of the relevant staff and discussions with external experts . It is also conceivable that competitors may challenge our patents or infringe on our patents or patent families, which in turn could cause us to take legal action against our competitors . Such procedures are costly and represent a significant financial risk, particularly when they take place in the U . S . As an internationally operating biotechnology company with numerous partnerships and an internal research and development department for developing drug candidates, we are subject to a number of regulatory and legal risks . These risks include those related to patents, potential liability claims from existing partnerships, environmental protection and competition, tax and antitrust laws . The Regulatory Affairs department is also affected by this risk in terms of the feedback it receives from regulators on study design or by price controls or restrictions on patient access . There is significant pricing pressure in the U . S . market, as a result of which some states have implemented pharmaceutical price controls and restrictions on patient access under the Medicaid program . Other states are weighing or considering implementing price regulations for the segment of the population not covered by the Medicaid program . Future legal proceedings are conceivable and cannot be anticipated . Therefore, we cannot rule out that we may incur expenses for legal or regulatory judgments or settlements that are not or cannot be partially or fully covered by insurance and may have a significant impact on our business and results . Lastly, MorphoSys AG has implemented a business continuity plan to prevent the collapse of critical business processes to a large extent or to enable the resumption of critical business processes in case a natural disaster, public health emergency, such as the novel coronavirus, or other serious event occurs . However, depending on the severity of the situation, it may be difficult or in certain cases impossible for us to continue our business for a significant period of time . Our contingency plans for disaster recovery and business continuity may prove inadequate in the event of a serious disaster or similar event and we may incur substantial costs that could have a material adverse effect on our business . ORGANIZATIONAL RISK Organizational risks arise, for example, when building up a marketing structure and incurring the related costs through our fully owned subsidiary in the U . S . , MorphoSys US Inc . Based on the development and strong growth of MorphoSys US Inc . , a joint interdisciplinary and global U . S . launch team has been formed and is preparing for the market launch of tafasitamab in the U . S . And finally, risk also arises from missing or delayed information within the organization on patent issues . COMPLIANCE RISK Compliance risk can arise, for example, when quality standards are not met or business processes are not conducted properly from a legal standpoint . To counter this risk, we are committed to ensuring that our business operations meet the highest quality standards, as set out in our Sustainability Report .

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 42 Management Report Specific risk can arise, for example, when the internal quality management system does not meet the legal requirements or when there is no internal system for detecting quality problems . If the internal controls are not able to detect violations of Good Manufacturing Practice (GMP), Good Clinical Practice (GCP), Good Laboratory Practice (GLP) or Good Distribution Practice (GDP), then this also would represent a compliance risk . To minimize risk, the internal quality management system is also regularly audited by external experts and subjected to recurring audits by an internal, independent quality assurance department . A further risk is that the Company fails to fully understand the operational challenges and, as a result, does not establish a compliance management program in accordance with regulatory requirements and industry standards . To address this risk, we have implemented a risk - based compliance management program that complies with all of the latest trends and applicable requirements, including the Code of Conduct, the Global Anti - Corruption Policy, the Global Policy on Interaction with Healthcare Professionals, Healthcare Organizations, Patients and Patient Organizations, the Global Policy on Fair Market Value, and other key elements . THE MANAGEMENT BOARD’S EVALUATION OF THE COMPANY’S OVERALL RISK SITUATION Our Management Board sees our overall risk as manageable and trusts in the effectiveness of the risk management system to keep up with changes in the environment and the needs of the ongoing business . It is the Management Board’s view that the Company’s continued existence is not jeopardized . This conclusion is based on several factors that are summarized below . • We have an exceptionally high equity ratio . • The Management Board firmly believes that the Company is well - positioned to cope with any adverse events that may occur. • We control a comprehensive portfolio of preclinical and clinical programs in partnerships with a number of large pharmaceutical companies and have a strong base of technologies to expand our proprietary portfolio. Despite these factors, it is impossible to rule out, influence or control risk in its entirety. OPPORTUNITIES The latest antibody technologies, excellent know - how and a broad portfolio of validated clinical programs have made us one of the world’s leading biotechnology companies in the field of therapeutic antibodies . Because this therapeutic class is now one of the most successful and highest revenue - generating in cancer therapy, there is a considerable number of pharmaceutical and biotechnology companies in the field of antibodies that could potentially become customers or partners for our products and technologies . Based on this fact and our extensive, long - standing technological and product development expertise, we have identified a number of growth opportunities to pursue in the years to come . Our technologies for developing and optimizing therapeutic antibody candidates have distinct advantages that can lead to higher success rates and shorter development times in the drug development process . The transfer and application of our core capabilities – even those outside of the field of antibodies – opens up new opportunities for us as many classes of compounds have similar molecular structures .

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 Management Report 43 OPPORTUNITY MANAGEMENT SYSTEM The opportunity management system is an important component of our corporate management and is used to identify opportunities as early as possible and generate added value for the Company. Opportunity management is based on the following pillars: • a routine discussion forum involving the Management Board and selected members of the Senior Management Group; • our business development activities; • a technology scouting team and a compound scouting team; and • an internal suggestion scheme and accompanying incentive system for new scientific ideas Committees discuss specific opportunities and decide what action should be taken to exploit these opportunities . The meetings and their outcomes are recorded in detail, and any subsequent action is reviewed and monitored . Our Business Development Team takes part in numerous conferences and in the process identifies different opportunities that can enhance our growth . These opportunities are presented and evaluated by a committee using evaluation processes . The Technology Scouting Team searches specifically for innovative technologies that can generate synergies with our technological infrastructure and identify new therapeutic molecules . The Compound Scouting Team looks specifically for active ingredients that could complement our proprietary pipeline or future sales . Outcomes are also discussed and evaluated in interdepartmental committees . A proven process for evaluating opportunities gives MorphoSys a qualitative and replicable evaluation . Our key opportunities are described in Table 05 (qualitative evaluation). GENERAL STATEMENT ON OPPORTUNITIES Increased life expectancy in industrialized countries and rising incomes and living standards in emerging countries are expected to drive the demand for more innovative treatment options and advanced technologies . Scientific and medical progress has led to a better understanding of the biological process of disease and paves the way for new therapeutic approaches . Innovative therapies, such as fully human antibodies, have reached market maturity in recent years and have led to the development of commercially successful medical products . Therapeutic compounds based on proteins – also referred to as “biologics” – are less subject to generic competition than chemically produced molecules because the production of biological compounds is far more complex . The sharp rise in both the demand for antibodies and the interest in this class of drug candidates can be seen by the acquisitions and significant licensing agreements made over the past two to three years . MARKET OPPORTUNITIES We believe our antibody platforms HuCAL, Ylanthia, Slonomics, the HTH peptide technology, and the in - licensed lanthipeptide technology can all be used to develop products addressing high unmet medical needs . THERAPEUTIC ANTIBODIES – PROPRIETARY DEVELOPMENT It is reasonable to assume that the pharmaceutical industry will continue and even increase the level of in - licensing of new drugs to refill its pipelines and replace key products and blockbusters that have lost patent protection . Our most advanced compounds tafasitamab, MOR 202 and otilimab place us in an excellent position to capitalize on the needs of pharmaceutical companies, as demonstrated by our partnerships with GSK (otilimab) and I - Mab (MOR 202 and MOR 210 ) .

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 44 Management Report We are enhancing our proprietary portfolio on an ongoing basis and will continue to expand our proprietary portfolio by adding clinical trials with our key drug candidates, for example, by investigating new disease areas . We intend to augment our portfolio with additional programs and, in doing so, take advantage of existing and future opportunities for co - development or partnerships . We will also continue to seek new opportunities to in - license interesting drug candidates . The drug candidate tafasitamab could give us the opportunity for the first time to commercialize a drug ourselves . THERAPEUTIC ANTIBODIES – PARTNERED DISCOVERY By developing drugs with a number of partners, we have been able to spread the inherent risks of drug development over a broader spectrum . With 104 individual therapeutic antibodies currently in partnered development programs, the opportunities for us to participating financially in the commercialization of drugs are increasingly higher . After the first regulatory approval of Tremfya ® by the U . S . FDA in mid - 2017 , it was then granted regulatory approval in a number of other regions . Among other countries, Tremfya ® has been approved in Canada, the European Union, Brazil, Japan, Australia, South Korea and China for the treatment of patients suffering from moderate to severe plaque psoriasis, and in Japan for the treatment of psoriatic arthritis and pustular and erythrodermic psoriasis . Janssen is currently investigating Tremfya ® in several phase 3 trials in various forms of psoriasis and psoriatic arthritis . Janssen is also investigating Tremfya ® in phase 2 trials in Crohn’s disease, ulcerative colitis and hidradenitis suppurativa, as well as in a phase 1 trial in familial adenomatous polyposis . In addition, Janssen announced the submission of a supplemental Biologics License Application (sBLA) for Tremfya ® to the U . S . FDA in September 2019 for the treatment of psoriatic arthritis ; in October 2019 , it submitted an application to the EMA for Tremfya ® in for the treatment of psoriatic arthritis . TECHNOLOGY DEVELOPMENT We continue to invest in our existing and new technologies in order to defend our technological leadership .. An example of this is our new antibody platform Ylanthia, which has a much longer period of patent protection than its predecessor, HuCAL . These types of technological advances can help us to expand our list of partners and increase not only the speed but also the success rate of our partnered and proprietary drug development programs . New technology modules that enable the production of antibodies against novel classes of target molecules can also provide access to new disease areas in which antibody - based treatments are underrepresented . In July 2019 , we entered into an agreement with Vivoryon Therapeutics AG granting us an exclusive option to license Vivoryon’s small molecule QPCTL inhibitors in the field of oncology, which we are now investigating preclinically in combination with tafasitamab, in particular, as well as with other antibodies . Technology development is carried out by a team of scientists whose focus is to further develop our technologies . We not only do this internally but also rely on external resources to enhance our own activities . ACQUISITION OPPORTUNITIES In the past, we have proven our ability to acquire compounds and technologies that accelerate our growth . Potential acquisition candidates are also systematically presented, discussed and evaluated during the routine meetings described above between the Management Board and selected members of the Senior Management Group . After these meetings, promising candidates are reviewed in terms of their strategic synergies and evaluated by internal specialist committees . Protocols are completed on all candidates and

Management Report 45

evaluations are systematically archived for follow-up and monitoring. A proprietary database helps administer this information and keep it available.

FINANCIAL OPPORTUNITIES

Exchange rate and interest rate developments can positively or negatively affect our financial results. Interest rate and financial market developments are continuously monitored to promptly identify and take advantage of opportunities.

TAB. 03: SUMMARY OF MORPHOSYS' KEY SHORT- AND MEDIUM-TERM RISKS

	Risk category	1-year assessment	
Proprietary Development segment			
Patent-related risks	External	●●	Moderate
Marketing-related risks	Strategic, organizational	●	Low
Failure of one or more early-stage proprietary programs	Operational	●	Low
Outside of the Proprietary Development segment			
Risks related to quality standards	Compliance	●	Low
Patent-related risks	Organizational	●	Low
Risks from bank insolvencies	Financial	●	Low

	Risk category	3-year assessment	
Proprietary Development segment			
Risks related to regulatory approval process	Strategic	●●●	High
Delay in the development of one or more proprietary clinical programs	Strategic, operational	●●●	High
Marketing-related risks	Financial, external	●●	Moderate
Risks related to strategic partnerships	Strategic	●●	Moderate
Higher development costs	Financial	●●	Moderate
Patent-related risks	External	●	Low
Outside of the Proprietary Development segment			
Risks related to quality standards	Compliance	●	Low

Legend

●	Low risk:	low probability of occurrence, low impact
●●	Moderate risk:	moderate probability of occurrence, moderate impact
●●●	High risk:	moderate probability of occurrence, moderate to strong impact
●●●●	Catastrophic risk:	high probability of occurrence, severe impact

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 46 Management Report TAB. 04: SUMMARY OF MORPHOSYS’ KEY LONG - TERM RISKS 1 Segment Risk Proprietary Development Failure to get approval or a significant delay in approval of our proprietary lead program Proprietary Development Failure to commercialize our proprietary lead program Proprietary Development Termination of earlier - stage proprietary programs Partnered Discovery Termination, delay or revenue shortfall from late - stage partnered programs 1 The long - term risks are all equally weighted . TAB. 05: SUMMARY OF MORPHOSYS’ KEY OPPORTUNITIES 1 Segment Opportunity Proprietary Development Potential partnering for tafasitamab 2 Proprietary Development Potential new clinical development of our proprietary programs (tafasitamab as frontline treatment in DLBCL, MOR202 in autoimmune diseases) Proprietary Development Potential milestone payment related to out - licensed programs Proprietary Development Successful feasibility study with Vivoryon and development in several indications 1 The long - term opportunities are all equally weighted. 2 The assessment of opportunities is based on the evaluation of the opportunity management system in the reporting year . Due to the signing of a global collaboration and license agreement with Incyte on January 13 , 2020 , this is no longer an opportunity for MorphoSys and therefore it will not be evaluated in the opportunity management system any more .

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 Management Report 47 Subsequent Events A detailed description of the subsequent events can be found in the Notes.

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 48 Management Report Statement on Corporate Governance, Group Statement on Corporate Governance and Corporate Governance Report The Statement on Corporate Governance and the Group Statement on Corporate Governance, as well as the Corporate Governance Report, are available on our website under Media and Investors – Corporate Governance . STATEMENT ON CORPORATE GOVERNANCE PURSUANT TO SECTION 289 F HGB AND GROUP STATEMENT ON CORPORATE GOVERNANCE PURSUANT TO SECTION 315D HGB FOR THE 2019 FINANCIAL YEAR In the Statement on Corporate Governance under Section 289 f HGB and the Group Statement on Corporate Governance pursuant to Section 315 d, the Management Board and the Supervisory Board present information on the most essential components of our corporate governance . The components include the annual Declaration of Conformity pursuant to Section 161 of the Stock Corporation Act (AktG), the relevant information on corporate governance practices and other aspects of corporate governance that include, above all, a description of the working practices of the Management Board and Supervisory Board . DECLARATION OF CONFORMITY WITH THE GERMAN CORPORATE GOVERNANCE CODE ( THE “CODE”) OF THE MANAGEMENT BOARD AND SUPERVISORY BOARD OF MORPHOSYS AG The Management Board and Supervisory Board of MorphoSys AG declare the following pursuant to Section 161 of the German Stock Corporation Act: 1. Since the last Declaration of Conformity on November 30 , 2018 , MorphoSys has complied with the recommendations of the “Government Commission on the German Corporate Governance Code” in the version from February 7 , 2017 , with the following exception : There is no cap on the Management Board members’ remuneration, neither as a whole or with respect to the individual variable remuneration components (see Item 4 . 2 . 3 (2) sentence 6 of the Code) . Based on the Supervisory Board’s existing limitations for the Management Board’s variable remuneration components and their annual allocation, the Supervisory Board does not believe that an additional cap is required . 2. MorphoSys will continue to comply with the recommendations of the “Government Commission on the German Corporate Governance Code” in the version dated February 7 , 2017 , with the exceptions described under Item 1 . Planegg, November 29, 2019 MorphoSys AG On behalf of the Management Board: Dr. Jean - Paul Kress Chief Executive Officer On behalf of the Supervisory Board: Dr. Marc Cluzel Chair of the Supervisory Board RELEVANT INFORMATION ON CORPORATE GOVERNANCE PRACTICES We ensure compliance with laws and rules of conduct through the Group - wide enforcement of the following documents : the Code of Conduct, the Compliance Management Handbook and other internal guidelines .

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 Management Report 49 Our Code of Conduct sets out the fundamental principles and key policies and practices for business behavior . The Code is a valuable tool for our employees and executives, particularly in business, legal and ethical situations of conflict . The Code of Conduct reinforces our transparent and sound management principles and fosters the trust placed in us by the public, business partners, employees and the financial markets . Compliance with the Code of Conduct is carefully monitored . The Group - wide implementation of the Code is overseen by the Global Compliance Committee . The Code of Conduct itself is routinely reviewed and updated, provided to all new employees and can be downloaded in German or English from our website under the section Media and Investors – Corporate Governance . The Compliance Handbook describes our Compliance Management Program (CMP) and is intended to ensure compliance with all legal regulations and prescribe high ethical standards that apply to both the management and all employees . The Management Board has overall responsibility for the CMP and is required to report regularly to the Audit Committee and the Supervisory Board . In carrying out its compliance responsibility, the Management Board has assigned the relevant tasks to various offices at MorphoSys . The Compliance Officer monitors our existing CMP and updates it according to the decisions of the Management Board and the Global Compliance Committee . The Compliance Officer is the first point of contact for each employee for all compliance - related issues . The Global Compliance Committee consists of representatives from different offices and meets quarterly . It supports the Compliance Officer in the implementation and monitoring of the CMP . The Global Compliance Committee is particularly responsible for the identification and discussion of all compliance - relevant issues and thus makes it possible for the Compliance Officer and the other members of the Global Compliance Committee to periodically verify our compliance status and, if necessary, update the CMP . More information on our Compliance Management Program can be found in the Corporate Governance Report . COMPOSITION OF THE MANAGEMENT BOARD AND SUPERVISORY BOARD MANAGEMENT BOARD The Management Board of MorphoSys AG consists of a Chief Executive Officer and three other members . A schedule of responsibilities currently defines the different areas of responsibility as follows : • Dr . Jean - Paul Kress, Chief Executive Officer and Chairman of the Management Board (since September 1 , 2019 ) : Strategy and Planning, Compliance & Quality Assurance, Internal Audit, Human Resources, Business Development & Portfolio Management, Legal, Commercial Planning and Processes, the coordination of individual areas of the Management Board, and the representative of the Management Board for communication with the Supervisory Board and the public ; • Dr . Simon Moroney, Chief Executive Officer (until August 31 , 2019 ) : Strategy and Planning, Compliance & Quality Assurance, Internal Audit, Human Resources, Business Development & Portfolio Management, Legal, Commercial Planning, the coordination of individual areas of the Management Board, and the representative of the Management Board for communication with the Supervisory Board ; • Jens Holstein, Chief Financial Officer : Accounting & Taxes, Controlling & Risk Management, Corporate Development & M&A, IT, Technical Operations, Procurement & Logistics, Corporate Communications & Investor Relations, and Environmental Social Governance (ESG) ; • Dr . Markus Enzelberger, Chief Scientific Officer : Development Partnerships & Technology Development, Protein Chemistry, Alliance Management, Intellectual Property and Lanthio Pharma ; and

50 Management Report

- Dr. Malte Peters, Chief Development Officer: Preclinical Research, Project Management, Clinical Development, Clinical Operations, Drug Safety &Pharmacovigilance and Regulatory Affairs.

SUPERVISORY BOARD

Our Supervisory Board consisted of six members until the Annual General Meeting 2019, which took place on May 22, 2019. The 2019 Annual General Meeting resolved to increase the number of Supervisory Board members to seven and elected Sharon Curran as the seventh member. Therefore, as of June 14, 2019, the Supervisory Board of MorphoSys consisted of seven members who oversee and advise the Management Board. In addition, Krisja Vermeylen was re-elected as a member of the Supervisory Board.

The current Supervisory Board consists of professionally qualified members who represent our shareholders. The Chair of the Supervisory Board, Dr. Marc Cluzel, coordinates the Board's activities, chairs the Supervisory Board meetings and represents the interests of the Supervisory Board externally. All Supervisory Board members are independent, as defined in the German Corporate Governance Code and the Nasdaq Listing Rules, and have many years of experience in the biotechnology and pharmaceutical industries. The Chair of the Supervisory Board is not a former member of our Management Board. The members of the Supervisory Board and its committees are individually listed in the tables below.

TAB. 06: COMPOSITION OF THE SUPERVISORY BOARD UNTIL TERMINATION OF THE 2019 ANNUAL GENERAL MEETING

Name	Position	Initial Appointment	End of Term	Audit Committee	Remuneration and Nomination Committee	Science and Technology Committee
Dr. Marc Cluzel	Chairman	2012	2021		Member	
Dr. Frank Morich	Deputy Chairman	2015	2020		Member	Member
Krisja Vermeylen	Member	2017	2019	Member	Chairperson	
Michael Brosnan (Independent financial expert)	Member	2018	2020	Chairperson		
Dr. George Golumbeski	Member	2018	2020			Chairperson
Wendy Johnson	Member	2015	2020	Member		Member

Independent financial expert Chairperson Member

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019

Management Report 51

TAB. 07: COMPOSITION OF THE SUPERVISORY BOARD SINCE TERMINATION OF THE 2019 ANNUAL GENERAL MEETING

Name	Position	Initial Appointment	End of Term	Audit Committee	Remuneration and Nomination Committee	Science and Technology Committee
Dr. Marc Cluzel	Chairman	2012	2021		Member	
Dr. Frank Morich	Deputy Chairman	2015	2020		Member	Member
Krisja Vermeylen	Member	2017	2021	Member	Chairperson	
Michael Brosnan [Independent financial expert]	Member	2018	2020	Chairperson		
Dr. George Golumbeski	Member	2018	2020			Chairperson
Wendy Johnson	Member	2015	2020	Member		Member
Sharon Curran[1]	Member	2019	2021	Member		

Independent financial expert   Chairperson   Member

[1] Member of the Supervisory Board since June 14, 2019.

WORKING PRACTICES OF THE MANAGEMENT BOARD AND SUPERVISORY BOARD

To ensure good corporate governance, a guiding principle of the cooperation between our Management Board and our Supervisory Board is the open, comprehensive and regular communication of information. The dual board system prescribed by the German Stock Corporation Act clearly differentiates between the company's management and its supervision. The responsibility of both boards is clearly stipulated by the legislator and the boards' bylaws and Articles of Association. The boards work closely together to make decisions and take actions for the Company's benefit. Their stated objective is to sustainably increase the Company's value.

Management Board members have their own area of responsibility defined in the schedule of responsibilities and regularly report to their Management Board colleagues. Cooperation among Management Board members is governed by the bylaws. The Supervisory Board approves both the schedule of responsibilities and the bylaws. Management Board meetings are typically held weekly and chaired by the Chief Executive Officer. During these meetings, resolutions are passed concerning dealings and transactions that, under the bylaws, require the approval of the entire Management Board. At least half of the Management Board's members must be present to pass a resolution. Management Board resolutions are passed by a simple majority and, in the event of a tied vote, the Chief Executive Officer's vote decides. For material events, each Management Board or Supervisory Board member can call an extraordinary meeting of the entire Management Board. Management Board resolutions can also be passed outside of meetings by an agreement made orally, by telephone or in writing (also by e-mail). A written protocol is completed for each meeting of the full Management Board and submitted for approval to the full Management Board, as well as for the signature of the Chief Executive Officer, at the following meeting.

In addition to the regularly scheduled meetings, Management Board strategy workshops are also held for developing the future strategy and prioritizing the Company-wide strategic objectives.

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 52 Management Report The Management Board promptly and comprehensively informs the Supervisory Board in writing and at Supervisory Board meetings about planning, business development, the Company’s position, risk management and other compliance issues . Extraordinary meetings of the Supervisory Board are also called for material events . The Management Board involves the Supervisory Board in the strategy, planning and all fundamental Company issues . The Management Board’s bylaws specify that material business transactions require the approval of the Supervisory Board . Detailed information on the cooperation of the Management Board and Supervisory Board and important items of discussion during the 2019 financial year can be found in the Report of the Supervisory Board . The Supervisory Board holds a minimum of two meetings each calendar half - year and at least four meetings each full calendar year . The Supervisory Board has supplemented the Articles of Association with rules of procedure that apply to its duties . In accordance with these rules, the Chairperson of the Supervisory Board coordinates the activities of the Supervisory Board, chairs the Supervisory Board meetings and represents the interests of the Supervisory Board externally . The Supervisory Board typically passes its resolutions in meetings, but resolutions may also be passed outside of meetings in writing (also by e - mail), by telephone or video conference . The Supervisory Board has a quorum when at least two - thirds of its members (including either the Chairperson or Deputy Chairperson of the Supervisory Board) take part in the vote . Resolutions of the Supervisory Board are generally passed with a simple majority unless the law prescribes otherwise . In the event of a tied vote, the Chairperson of the Supervisory Board’s vote decides . Protocols are completed for Supervisory Board meetings, and resolutions passed outside of meetings are also documented . A copy of the Supervisory Board’s protocol is made available to all Supervisory Board members . The Supervisory Board conducts an efficiency evaluation regularly in accordance with the recommendation in Item 5 . 6 of the Code . COMPOSITION AND WORKING PRACTICES OF THE MANAGEMENT BOARD AND SUPERVISORY BOARD COMMITTEES The Management Board has not formed any committees . The Supervisory Board has three committees : the Audit Committee, the Remuneration and Nomination Committee, and the Science and Technology Committee . The members of the three committees formed by the Supervisory Board are professionally qualified .

Management Report 53 TAB. 08: PARTICIPATION OF SUPERVISORY BOARD MEMBERS SUPERVISORY BOARD MEETINGS By phone By phone By phone By phone Name 01/17/ 2019 03/13/ 2019 04/08/ 2019 05/07/ 2019 05/21/ 2019 05/22/ 2019 08/01/ 2019 10/23/ 2019 11/13/ 2019 12/17/ 2019 Dr. Marc Cluzel X X X X X X X X X X Dr. Frank Morich X X X X X X X X X X Wendy Johnson X X X - X X X X X X Krisja Vermeylen X X X X X X X X X X Dr. George G olu m b es k i X By phone X X X X X X X X Michael Brosnan X X X X X X X X X X Sharon Curran 1) X X X X X 1 Member of the Supervisory Board since June 14, 2019. MEETINGS OF THE AUDIT COMMITTEE Name 03 / 12 / 20 1 9 By phone 05 / 03 / 20 1 9 08 / 01 / 20 19 10 / 23 / 20 1 9 12 / 17 / 20 1 9 Wendy Johnson 1) X X Krisja Vermeylen X X X X X Michael Brosnan X X X X X Sharon Curran 2) X X X MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 1 Member of the Audit Committee until May 22, 2019. 2 Member of the Audit Committee since June 14, 2019. MEETINGS OF THE REMUNERATION AND NOMINATION COMMITTEE Name By phone 01 / 14 / 20 1 9 By phone 02 / 07 / 20 1 9 By phone 03 / 07 / 20 1 9 By phone 05 / 07 / 20 1 9 By phone 07 / 09 / 20 1 9 07 / 31 / 20 1 9 By phone 10 / 17 / 20 1 9 Dr. Marc Cluzel X X X X X X X Krisja Vermeylen X X X X X X X Dr. Frank Morich X X X X X X X

54

Management Report

MEETINGS OF THE SCIENCE AND TECHNOLOGY COMMITTEE

Name	03/12/2019	By phone 05/06/2019	05/21/2019	08/01/2019	10/23/2019	12/17/2019
Wendy Johnson	X	X	X	X	X	X
Dr. Frank Morich	X	X	X	X	X	X
Dr. George Golumbeski	By phone	X	X	X	X	X

AUDIT COMMITTEE

The main task of the Audit Committee is to support the Supervisory Board in fulfilling its supervisory duties with respect to the accuracy of the annual and consolidated financial statements, the activities of the auditor and internal control functions, such as risk management, compliance and internal auditing. The Audit Committee submits a recommendation to the Supervisory Board for the election at the Annual General Meeting of an independent auditor. Until May 22, 2019, the members of the Audit Committee were Michael Brosnan (Chair), Wendy Johnson and Krisja Vermeylen. Sharon Curran has been the seventh member of the Supervisory Board of MorphoSys since June 14, 2019, and was appointed as a member of the Audit Committee by resolution of the Supervisory Board on May 22, 2019, effective as of her entry into the Supervisory Board. Since that date, the Audit Committee has consisted of Michael Brosnan (Chair), Sharon Curran and Krisja Vermeylen. Currently, Michael Brosnan meets the prerequisite of an independent financial expert.

REMUNERATION AND NOMINATION COMMITTEE

The Remuneration and Nomination Committee is responsible for preparing and reviewing the Management Board's compensation system annually before its final approval. When necessary, the Committee searches for suitable candidates to appoint to the Management Board and Supervisory Board and submits appointment proposals to the Supervisory Board. The Committee also prepares the contracts made with Management Board members. The members of the Remuneration and Nomination Committee are Krisja Vermeylen (Chair), Dr. Marc Cluzel and Dr. Frank Morich.

SCIENCE AND TECHNOLOGY COMMITTEE

The Science and Technology Committee advises the Supervisory Board on matters concerning proprietary drug and technology development and prepares the relevant Supervisory Board resolutions. The members of the Science and Technology Committee are Dr. George Golumbeski (Chair), Dr. Frank Morich and Wendy Johnson.

AD HOC DEAL COMMITTEE

In addition to the three existing committees, an Ad Hoc Deal Committee was set up in October 2019 to act as an additional body for the tafasitamab partnership talks, advise on agreement terms, ensure an efficient negotiation process, and facilitate the Supervisory Board's involvement. The Ad Hoc Deal Committee dissolved automatically in January 2020 upon the signing of the global cooperation and licensing agreement with Incyte for tafasitamab. The members of this Ad Hoc Deal Committee were Dr. George Golumbeski and Wendy Johnson.

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 Management Report 55 Pursuant to Section 5 . 4 . 1 (5) sentence 2 of the German Corporate Governance Code, the biographies of the members of the Supervisory Board are published on our website under Company – Management – Supervisory Board . Corporate Governance Report At MorphoSys, responsible, sustainable and value - oriented corporate governance is a high priority . Good corporate governance is an essential aspect of our corporate management and forms the framework for the Company’s management and supervision, which includes the Group’s organization, commercial principles and tools for its guidance and control . The German Corporate Governance Code (“the Code”) provides a standard for the transparent monitoring and management of companies that strongly emphasizes shareholder interests . The German Federal Ministry of Justice originally published the Code in 2002 ; it was last amended on February 7 , 2017 and published in the German Federal Gazette on April 24 , 2017 . On December 16 , 2019 , the Government Commission on the German Corporate Governance Code adopted a new version of the Code (“Code 2020 ”), which, however, only came into force after the end of the reporting period in 2020 . Until then, the version of the Code dated February 7 , 2017 continued to apply . The Code contains recommendations and suggestions with regard to the management and supervision of German companies listed on a stock exchange . It is based on domestic and internationally recognized standards for good and responsible corporate governance . The Code aims to make the German system of corporate governance transparent for investors . It contains recommendations and suggestions on corporate governance with regard to shareholders and the Annual General Meeting, the Management Board and Supervisory Board, transparency, accounting and valuation principles, and auditing . There is no obligation to comply with the recommendations and suggestions of the Code . The German Stock Corporation Act only requires the Management Boards and Supervisory Boards of listed German companies to publish a declaration each year, (i) either confirming that the company has complied with the recommendations of the Code or (ii) listing the recommendations with which the company has not complied and the reasons for the deviation from the recommendations of the Code . In addition, a listed company must also state in its annual declaration whether it intends to comply with the recommendations or must list the recommendations with which it does not intend to comply with in the future . These declarations must be published permanently on the company’s website . If the company changes its position on certain recommendations between two annual declarations, it must disclose this fact and state the reasons for the deviation from the recommendations . If suggestions from the Code are not complied with, this does not have to be disclosed . Many of the corporate governance principles contained in the Code have been practiced at MorphoSys for many years . Our corporate governance principles are detailed in the Statement on Corporate Governance under Sections 289 f and 315 d HGB . The statement also contains the annual Declaration of Conformity, relevant information on corporate governance practices and a description of the Management Board and Supervisory Board’s working practices . Additional information can be found in this Corporate Governance Report . COMMUNICATION WITH THE CAPITAL MARKETS A key principle of corporate communication at MorphoSys is to simultaneously and fully inform institutional investors, private shareholders, financial analysts, employees and all other stakeholders of

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 56 Management Report the Company’s situation through regular, transparent and timely communication . Shareholders have immediate access to the information provided to financial analysts and similar recipients and can obtain this information in both German and English . The Company is firmly committed to following a fair information policy . Regular meetings with analysts and investors in the context of roadshows and individual meetings play a central role in investor relations at MorphoSys . Conference calls accompany publications of quarterly results and give analysts and investors an immediate opportunity to ask questions about the Company’s development . Company presentations for on - site events are made available to those interested on the Company’s website, as are visual and audio recordings of other important events . Conference call transcripts are also made promptly available . The Company’s website www . morphosys . com serves as a central platform for current information on the Company and its development . Financial reports, analyst meetings and conference presentations, as well as press releases and ad hoc statements, are also available . The important regularly scheduled publications and events (annual reports, interim reports, annual general meetings and press and analyst conferences) are published in the Company’s financial calendar well in advance . ESTABLISHMENT OF SPECIFIC TARGETS FOR THE COMPOSITION OF THE SUPERVISORY BOARD The Supervisory Board should establish specific targets for its composition and create a Supervisory Board competency and knowledge profile so that (i) the Supervisory Board in its entirety has the necessary knowledge, skills and professional experience to properly perform its duties, (ii) the Company’s international activities and potential conflicts of interest are taken into consideration, (iii) a sufficient number of independent Supervisory Board members is ensured, (iv) an age limit and a regular limit on the length of service is specified for members of the Supervisory Board, and (v) the aspect of diversity is taken into account . With these aspects in mind and in consideration of the Company’s specific circumstances (Section 5 . 4 . 1 of the German Corporate Governance Code), the Supervisory Board defined the objectives with regard to its composition for the first time in July 2015 and reviewed and updated these objectives on July 26 , 2017 . In submitting its proposals for the re - election of one Supervisory Board member and the election of a new Supervisory Board member at the 2019 Annual General Meeting, the Supervisory Board has taken these objectives into account, while at the same time endeavoring to pursue the goal of fulfilling the overall profile of the Supervisory Board’s stated skills and experience, unless otherwise stated below . The Supervisory Board intends to observe the targets set by it with regard to its composition in future election proposals to the Annual General Meeting unless otherwise stated below . The objectives set by the Supervisory Board regarding its composition were implemented as follows : APPROPRIATE REPRESENTATION OF WOMEN AND DIVERSITY The Supervisory Board strongly believes that an appropriate representation of women on the Supervisory Board should be at least 33 . 33% . Until May 22 , 2019 , the Supervisory Board had a total of six members, two of whom were women, which corresponded to representation of 33 . 33% . Since June 14 , 2019 , the Supervisory Board has had seven members, three of whom are women, which corresponds to representation of 42 . 86% . The Supervisory Board also believes that having at least two non - German members or at least two members with extensive international experience provides a fair share of diversity given our international orientation . The Supervisory Board currently meets this quota, as six of the seven Supervisory Board

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 Management Report 57 members are non - German and all of the Supervisory Board members possess extensive international experience . INDEPENDENCE The Supervisory Board considers at least four independent members to be an appropriate number of independent members (Section 5 . 4 . 2 of the German Corporate Governance Code and Nasdaq Listing Rules) . Members of the Supervisory Board are considered independent when they have no personal or business relationship with MorphoSys, its management, a controlling shareholder or an affiliate that can give rise to a material and more than temporary conflict of interest . All seven members of the Supervisory Board meet the criteria to be classified as independent . Therefore, the Supervisory Board currently meets the quota of four independent members . Significant and more than temporary conflicts of interest should be avoided, especially when it involves work for major competitors . It should be noted, however, that conflicts of interest in certain cases cannot principally be excluded . Any potential conflicts of interest must be disclosed to the Chair of the Supervisory Board and remedied appropriately . There are currently no conflicts of interest . AGE LIMIT At the time of their appointment by the Annual General Meeting, Supervisory Board members should not be older than 75 years . The Supervisory Board may, however, decide to make an exception in specific cases . The age limit of 75 years is currently met by the Supervisory Board members . TERM OF APPOINTMENT At the Annual General Meeting, the Supervisory Board intends to propose an initial two - year period of office for Supervisory Board members . Supervisory Board members should also be allowed to be reappointed twice, each for an additional term of three years ; however, the Supervisory Board reserves the right to resolve on exceptions in substantiated individual cases and to propose to the Annual General Meeting that a Supervisory Board member be reappointed for a fourth term of three years . Since the time of setting this target, the maximum term of appointment for all elected Supervisory Board members has been respected . Sharon Curran was elected at the Annual General Meeting for an initial term of two years . Krisja Vermeylen was also re - elected for a two - year term of office . SKILLS AND EXPERIENCE PROFILE FOR THE SUPERVISORY BOARD AS A WHOLE In addition to defining specific targets, the Supervisory Board should develop a profile of skills and experience for the entire Supervisory Board (Section 5 . 4 . 1 of the German Corporate Governance Code) . On July 26 , 2017 , the Supervisory Board defined the following profile of skills and experience for the entire Supervisory Board, and the Supervisory Board intends to consider the skills and experience profile for the entire Supervisory Board in future election proposals to the Annual General Meeting : PROFESSIONAL SKILLS AND EXPERIENCE Supervisory Board members should possess the necessary professional skills and experience to fulfill their duties as members of the Supervisory Board of MorphoSys as an international biotechnology company . All current Supervisory Board members have the relevant experience in management positions in the pharmaceutical and biotechnology industries and, therefore, meet this requirement . In order to promote further cooperation between members of the Supervisory Board, care should be taken in the selection of candidates to ensure that the aspect of diversity in terms of professional background, expertise, experience and personality is sufficiently taken into account .

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 58 Management Report GENERAL KNOWLEDGE All members of the Supervisory Board should have a general knowledge of the industry in which we operate in order to make sufficient and substantial contributions to Supervisory Board meetings . All Supervisory Board members have the necessary expertise in the pharmaceutical and biotechnology industries based on their background and, therefore, meet this requirement . PROFESSIONAL EXPERTISE • At least two members of the Supervisory Board must have extensive experience in drug development. • At least one Supervisory Board member must have expertise in the areas of accounting or auditing (Section 100 [5] AktG). At least one member of the Supervisory Board must have experience in human resource issues, particularly with regard to Management Board matters. The targets above are currently met. SUFFICIENT AVAILABILITY OF TIME All members of the Supervisory Board must ensure that they have sufficient time available to properly perform their Supervisory Board duties . It must, therefore, be ensured that • the Supervisory Board member is able to personally attend at least four ordinary Supervisory Board meetings per year, as well as the annual strategy meeting, for which a reasonable amount of preparation time is required in each case ; • the Supervisory Board member is able to attend extraordinary meetings of the Supervisory Board if necessary to deal with specific topics; • the Supervisory Board member is able to attend the Annual General Meeting; • the Supervisory Board member has sufficient time available to review the annual and consolidated financial statements; and • the Supervisory Board member sets aside additional time to prepare and participate in committee meetings, depending on his/her possible membership in one or more of the current three committees of the Supervisory Board. WOMEN’S QUOTA FOR THE SUPERVISORY BOARD, MANAGEMENT BOARD AND THE TWO MANAGEMENT LEVELS BELOW THE MANAGEMENT BOARD In July 2015 , the Supervisory Board adopted a women’s quota for the Supervisory Board for an initial period of two years . The Supervisory Board reviewed this quota in July 2017 and made the following amendments at that time : “MorphoSys AG’s Supervisory Board has a total of six members, two of whom are women . This places the current quota of 33 . 33 % for female members on the Company’s Supervisory Board above the 30 % target . The Supervisory Board confirms its decision regarding the quota for women on the Supervisory Board, which was passed in July 2015 , and intends to maintain this ratio until June 30 , 2022 . ” The women’s quota for the Supervisory Board established in 2017 was continued to be complied with . Until May 22 , 2019 , the Supervisory Board had a total of six members, two of whom were women, which corresponded to a proportion of 33 . 33% . Since June 14 , 2019 , the Supervisory Board has had seven members, three of whom are women, which corresponds to a proportion of 42 . 86% . In July 2015 , the Supervisory Board adopted the following quota for women on the Management Board for an initial period of two years . The Supervisory Board reviewed this quota in July 2017 and updated it on that date as follows :

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 Management Report 59 “The Management Board of MorphoSys AG has a total of five members, including one woman . The current proportion of women on the Company’s Management Board is therefore below 30 % and amounts to 20% . With reference to the decision on the quota of women on the Management Board, which was taken in July 2015 , the Supervisory Board intends to achieve a ratio of 25 % in the future, namely by June 30 , 2022 . ” This target is currently not met . The reason is the unplanned departure of Dr . Marlies Sproll as a member of the Management Board for personal reasons as of October 31 , 2017 and the appointment of Dr . Markus Enzelberger as a new member of the Management Board . Since October 31 , 2017 , the Management Board had thus consisted of four male members (and since the departure of Dr . Enzelberger at the end of February 2020 has consisted of three male members), and the proportion of women on the Management Board is therefore 0% . In July 2015 , the Management Board adopted the following quota for women in the first level of management below the Management Board for an initial period of two years and reviewed and updated it in July 2017 as follows : “At the time of the decision, the first management level below the Management Board (the Senior Management Group) consisted of 22 members, nine of whom were women . The current proportion of women at this management level was 40 . 9% , which was above the 30 % target . The Management Board confirms its July 2015 decision on the quota of women in the first level of management below the Management Board and intends to continue to maintain a minimum ratio of 30 % until June 30 , 2022 . ” This target continues to be met . In July 2015 , the Management Board adopted a women’s quota for the second level of management below the Management Board initially for a period of two years and reviewed and updated the quota in July 2017 as follows : “The second management level below the Company’s Management Board (i . e . the group of managers excluding the Senior Management Group) at the time of the decision consisted of 40 members, 14 of whom were women . This placed the quota of women in the second management level below the Company’s Management Board at 35 % at the time of the resolution, which was above the 30 % target . The Management Board confirms its July 2012 decision on the quota of women in the second level of management below the Management Board and intends to maintain a quota of at least 30 % until June 30 , 2022 . ” This target continues to be met .

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 60 Management Report DIVERSITY CONCEPT Diversity is firmly anchored in our corporate culture . All dimensions of diversity enjoy equal importance, be it age, gender, educational background and occupation, origin and religion, or sexual orientation and identity . Our Management Board and Supervisory Board see it as their task to further increase and beneficially utilize the various aspects of diversity, over and above setting targets for the proportion of women on the Management Board, Supervisory Board and in management positions . We have not pursued our own diversity concept with regard to the composition of the Management Board and Supervisory Board until now . Nevertheless, the internal structuring and further development of an open and integrative corporate culture play a key role in the daily work of the Management Board and the Supervisory Board . The skills and experience profile for the Supervisory Board as a whole also takes the aspect of diversity into account . Remuneration Report The Remuneration Report presents the principles, structure and amount of Management Board and Supervisory Board remuneration . The report complies with the legal provisions and gives consideration to the recommendations of the German Corporate Governance Code . MANAGEMENT BOARD REMUNERATION The Management Board’s remuneration system is intended to provide an incentive for performance - oriented and sustainable corporate management . Therefore, the aggregate remuneration of the Management Board members consists of different components : fixed components, an annual cash bonus based on the achievement of corporate targets (Short - Term Incentive – STI), a variable remuneration component with long - term incentives (Long - Term Incentive – LTI) and other remuneration components . Variable remuneration components with long - term incentives consist of performance shares and stock options granted within the scope of performance share plans and stock options plans . In prior years, convertible bonds were also granted to members of the Management Board within the scope of a convertible bond program from the year 2013 . Management Board members also receive fringe benefits in the form of non - cash benefits, mainly the use of a company car and the payment of insurance premiums . All remuneration packages are reviewed annually for their scope and appropriateness by the Remuneration and Nomination Committee and compared to the results of an annual Management Board remuneration analysis .. The amount of compensation paid to Management Board members highly depends on their individual areas of responsibility, the Company’s economic situation and success and its business prospects versus its competition . All decisions concerning adjustments to remuneration packages are made by the entire Supervisory Board . The total remuneration package and the Management Board’s index - linked pension scheme were comprehensively reviewed in 2019 and adjusted by the Supervisory Board .. OVERVIEW In the 2019 financial year, the total benefits granted to the members of the Management Board (bearing in mind that Dr . Simon Moroney left as Chair of Management Board at the end of August 31 , 2019 , and Dr . Jean - Paul Kress became the new Chair of the Management Board as of September 1 , 2019 ) in accordance with the provisions of the German Corporate Governance Code amounted to € 11 , 308 , 876 ( 2018 : € 6 , 904 , 508 ) . Of the total compensation granted for 2019 , € 7 , 311 , 463 was cash compensation and € 3 , 997 , 413 , or 35% , was personnel expenses from share - based variable compensation with long - term incentive (performance shares and stock options) .

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 Management Report 61 The total amount of benefits paid to the Management Board in financial year 2019 was € 14,128,615 (2018: € 7 , 505 , 917 ) . In addition to cash compensation of € 4 , 104 , 582 ( 2018 : € 3 , 189 , 972 ) paid in the financial year, this amount includes, above all, the relevant value of the transfer of treasury shares from a performance - based share plan under German tax law in the amount of € 1 , 941 , 794 ( 2018 : € 626 , 606 ) . As convertible bonds were also exercised in 2019 and 2018 , the total amount for 2019 also included benefits from the exercise of convertible bonds in the amount of € 8 , 082 , 239 ( 2018 : € 2 , 205 , 535 ) . As of April 15 , 2019 , a total of 19 , 815 treasury shares from the 2015 Performance Share Plan for the Management Board vested as a result of the expiration of the vesting period for this LTI plan . The beneficiaries had the option to call these shares within a six - month period ending on October 14 , 2019 . This call period was extended in the summer to December 31 , 2019 . All transactions by members of the Management Board in connection with the trading of MorphoSys shares were reported as required by law and published in the Corporate Governance Report and on the Company’s website . In accordance with the requirements of Item 4 . 2 . 5 (3) of the Code, the information required by the Code on the remuneration of the individual members of the Management Board is presented in detail below . Please note that the following tables in the Corporate Governance Report differ from the presentation of the remuneration of the Management Board in the Notes to the Consolidated Financial Statements (Note 7 . 4 ) . This is due to the different presentation requirements under the German Corporate Governance Code and IFRS .

62
Management Report

TAB. 09: COMPENSATION OF THE MANAGEMENT BOARD IN 2019 AND 2018 (DISCLOSURE IN ACCORDANCE WITH THE GERMAN CORPORATE GOVERNANCE CODE)
BENEFITS GRANTED TO THE MANAGEMENT BOARD

	Dr. Jean-Paul Kress Chief Executive Officer Appointment: September 1, 2019			
in €	2018	2019	2019 (Minimum)	2019 (Maximum)
Fixed Compensation	0	233,333	233,333	233,333
Fringe Benefits	0	93,551	93,551	93,551
Total Fixed Compensation	0	326,884	326,884	326,884
One-Year Variable Compensation[2]	0	196,000	0	204,167
One-Time Bonus[3]	0	1,000,000	0	1,000,000
Multi-Year Variable Compensation:				
2018 Long-Term Incentive Program[4] (Vesting Period 4 Years)	0	0	0	0
2019 Long-Term Incentive Program[4] (Vesting Period 4 Years)	0	0	0	0
2018 Stock Option Plan[4] (Vesting Period 4 Years)	0	0	0	0
2019 Stock Option Plan[4] (Vesting Period 4 Years)	0	2,000,013	0	8,000,052
Total Variable Compensation	0	3,196,013	0	9,204,219
Service Cost	0	44,965	44,965	44,965
Total Compensation	0	3,567,862	371,849	9,576,068

	Dr. Markus Enzelberger Chief Scientific Officer			
in €	2018	2019	2019 (Minimum)	2019 (Maximum)
Fixed Compensation	321,300	334,152	334,152	334,152
Fringe Benefits[1]	31,211	135,848	135,848	135,848
Total Fixed Compensation	352,511	470,000	470,000	470,000
One-Year Variable Compensation[2]	269,892	280,688	0	292,383
One-Time Bonus[3]	286,650	200,000	0	200,000
Multi-Year Variable Compensation:				
2018 Long-Term Incentive Program[4] (Vesting Period 4 Years)	201,463	0	0	0
2019 Long-Term Incentive Program[4] (Vesting Period 4 Years)	0	220,645	0	882,580
2018 Stock Option Plan[3] (Vesting Period 4 Years)	197,065	0	0	0
2019 Stock Option Plan[4] (Vesting Period 4 Years)	0	220,634	0	882,536
Total Variable Compensation	955,070	921,967	0	2,257,499
Service Cost	68,515	69,805	69,805	69,805
Total Compensation	1,376,096	1,461,772	539,805	2,797,304

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 Management Report 63 Jens Holstein Dr. Malte Peters Chief Financial Officer Chief Development Officer 2018 2019 2019 (Minimum) 2019 (Maximum) 2018 2019 2019 (Minimum) 2019 (Maximum) 402,235 418,324 418,324 418,324 397,800 413,712 413,712 413,712 46,725 44,090 44,090 44,090 30,613 32,892 32,892 32,892 448 , 960 462 , 414 462 , 414 462 , 414 428 , 413 446 , 604 446 , 604 446 , 604 337,877 351,392 0 366,034 334,152 347,518 0 361,998 358,857 500,000 0 500,000 354,900 500,000 0 500,000 201,463 0 0 0 201,463 0 0 0 0 220,645 0 882,580 0 220,645 0 882,580 197,065 0 0 0 197,065 0 0 0 0 220,634 0 882,536 0 220,634 0 882,536 1 , 095 , 262 1 , 292 , 671 0 2 , 631 , 150 1 , 087 , 580 1 , 288 , 797 0 2 , 627 , 114 111,233 114,224 114,224 114,224 76,190 77,787 77,787 77,787 1 , 655 , 455 1 , 869 , 309 576 , 638 3 , 207 , 788 1 , 592 , 183 1 , 813 , 188 524 , 391 3 , 151 , 505 Dr. Simon Moroney 5 Chief Executive Officer Resignation: August 31, 2019 Total 2018 2019 2019 (Minimum) 2019 (Maximum) 2018 2019 2019 (Minimum) 2019 (Maximum) 542,074 372,154 372,154 372,154 1,663,409 1,771,675 1,771,675 1,771,675 32,654 1,114,906 1,114,906 1,114,906 141,203 1,421,287 1,421,287 1,421,287 574 , 728 1 , 487 , 060 1 , 487 , 060 1 , 487 , 060 1 , 804 , 612 3 , 192 , 962 3 , 192 , 962 3 , 192 , 962 455,343 328,859 328,859 328,859 1,397,264 1,504,457 328,859 1,553,441 483,616 0 0 0 1,484,023 2,200,000 0 2,200,000 307,529 0 0 0 911,918 0 0 0 0 336,791 0 1,347,164 0 998,726 0 3,994,904 300,770 0 0 0 891,965 0 0 0 0 336,772 0 1,347,088 0 2,998,687 0 11,994,748 1,547,258 1 , 002 , 422 328 , 859 3 , 023 , 111 4 , 685 , 170 7 , 701 , 870 328 , 859 19 , 743 , 093 158,788 107,263 107,263 107,263 414,726 414,044 414,044 414,044 2,280,774 2 , 596 , 745 1 , 923 , 182 4 , 617 , 434 6 , 904 , 508 11 , 308 , 876 3 , 935 , 865 23 , 350 , 099

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 64 Management Report 1 In 2019, fringe benefits for Dr. Simon Moroney and Dr. Markus Enzelberger include post - employment benefits granted. 2 The one - year variable compensation granted for the 2019 financial year represents the bonus accrual that will be paid in February 2020 . The bonus granted for the 2018 financial year was paid in February 2019 . 3 3 The one - time bonus granted in 2019 will be paid out in cash in February 2020 . In the year 2018 , the one - time bonus was granted as an allocation of treasury shares . 4 Stock - based compensation plans issued annually . The fair value was determined pursuant to the regulations of IFRS 2 “Share - based Payment . ” For plans issued annually, the personnel expenses resulting from share - based payments are presented for the entire term at the time of issue . 5 Dr . Simon Moroney resigned from the Management Board and his function as Chief Executive Officer as of August 31 , 2019 . Due to his many years of service for the Company, the Supervisory Board decided that Dr . Simon Moroney will be entitled not only to a pro - rated share but to the entire long - term share - based compensation components granted (stock options and performance shares) – provided that all other conditions of the plans are fulfilled .

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 Management Report 65 PAYMENTS DURING THE FINANCIAL YEAR Dr. Jean - Paul Kress Jens Holstein Dr. Malte Peters Chief Executive Officer Chief Financial Officer Chief Development Officer Appointment: September 1, 2019 in € 2018 2019 2018 2019 2018 2019 Fixed Compensation 0 233,333 402,235 418,324 397,800 413,712 Nebenleistungen 1 0 93,551 46,725 44,090 30,613 32,892 Total Fixed Compensation 0 326 , 884 448 , 960 462 , 414 428 , 413 446 , 604 One - Time Bonus in Shares 0 0 358,785 0 354,822 0 One - Year Variable Compensation 2 0 0 273,899 337,877 206,903 334,152 Multi - Year Variable Compensation: 2013 Convertible Bonds Program 3 (Vesting Period 4 Years) 0 0 2,205,535 2,016,750 0 0 2014 Convertible Bonds Program 3 (Vesting Period 4 Years) 0 0 223,600 0 0 0 2015 Long - Term Incentive Program 3 (Vesting Period 4 Years) 0 0 0 724,223 0 0 Other 4 0 0 0 0 0 0 Total Variable Compensation 0 0 3 , 061 , 819 3 , 078 , 850 561 , 725 334 , 152 Service Cost 0 44,965 111,233 114,224 76,190 77,787 Total Compensation 0 371 , 849 3 , 622 , 012 3 , 655 , 488 1 , 066 , 328 858 , 543

66 Management Report Dr. Markus Enzelberger Dr. Simon Moroney 5, 6 Chief Scientific Officer Chief Executive Officer Resignation: August 31, 2019 T o t al 2018 2019 2018 2019 2018 2019 321,300 334,152 542,074 372,154 1,663,409 1,771,675 31,211 31,365 32,654 319,701 141,203 521,599 352 , 511 365 , 517 574 , 728 691 , 855 1 , 804 , 612 2,293,274 286,600 0 483,597 0 1,483,804 0 121,688 269,892 368,144 455,343 970,634 1,397,264 0 0 0 6,065,489 2,205,535 8,082,239 51,594 0 351,412 0 626,606 0 0 182,047 0 1,035,524 0 1,941,794 0 0 0 0 0 0 459 , 882 451 , 939 1 , 203 , 153 7 , 556 , 356 5 , 286 , 579 11,421,297 68,515 69,805 158,788 107,263 414,726 414,044 880 , 908 887 , 261 1 , 936 , 669 8 , 355 , 474 7 , 505 , 917 14,128,615 MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 1 In 2019, fringe benefits for Dr. Simon Moroney include payments for post - employment benefits. 2 The one - year variable compensation presented here represents the bonus paid in the respective financial year for the previous financial year. 3 The date and value of the payments is the date and value applicable under German tax law . Therefore, this table shows the non - cash benefits arising in the respective financial year from the difference between the exercise or conversion price and the stock market price at the time of exercising the convertible bonds or at the time of transfer of own shares from a performance share plan . 4 No compensation recovery claims against the Management Board existed in 2019 or 2018. 5 Dr . Simon Moroney resigned from the Management Board and his function as Chief Executive Officer as of August 31 , 2019 . Due to his many years of service for the Company, the Supervisory Board decided that Dr . Simon Moroney will be entitled not only to a pro - rated share but to the entire long - term share - based compensation components granted (stock options and performance shares) – provided that all other conditions of the plans are fulfilled . 6 In 2019 , the figures presented for Dr . Simon Moroney do include remuneration from the exercise of convertible bonds and the transfer of treasury stock from a long - term incentive program after his resignation as Chief Executive Officer . These were granted for his activities as a member of the Management Board in previous years .

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 Management Report 67 FIXED REMUNERATION AND FRINGE BENEFITS The non - performance - related remuneration of the Management Board consists of fixed remuneration and additional fringe benefits, which mainly include the use of company cars and health subsidies or reimbursement of costs related to health, social security and occupational disability insurance . The new CEO Dr . Jean - Paul Kress, who assumed office as of September 1 , 2019 , received a one - time relocation allowance and reimbursement of costs for tax advice and remuneration advice in connection with the conclusion of his service contract . In addition, he receives an ongoing expense allowance for tax advice and maintaining two households . The Chief Financial Officer, Jens Holstein, also receives an expense allowance for maintaining two households . PENSION EXPENSES The Company also provides payments to Management Board members equal to a maximum of 10 % of the member’s fixed annual salary and, in some cases, plus any payable taxes . This compensation is intended for the members’ individual retirement plans . Additionally, all Management Board members participate in a pension plan in the form of a provident fund, which was introduced in cooperation with Allianz Pensions - Management e . V . The pension obligations of the provident fund will be met by Allianz Pensions - Management e . V . These pension obligations are not pension benefit plans . PERFORMANCE - BASED COMPENSATION ( SHORT - TERM INCENTIVE – STI) Members of the Management Board each receive performance - based compensation in the form of an annual bonus payment of up to 70 % of the gross fixed salary with the full achievement of the member’s targets . These bonus payments are dependent on the achievement of corporate targets specified by the Supervisory Board at the start of each financial year . They are typically based on targets such as the Company’s performance and the progress of the partnered pipeline and the Company’s proprietary pipeline . At the start of the year, the Supervisory Board assesses the degree to which corporate goals were achieved in the prior year and uses this information to determine the bonus . The bonus may not exceed 125 % of the target amount (corresponding to 87 . 5 % of the gross fixed salary) . Performance - based compensation may be reduced to zero when targets are not achieved . The bonus for the 2019 financial year will be paid in February 2020 . LONG - TERM INCENTIVE COMPENSATION (LONG - TERM INCENTIVE - LTI) In 2011 , MorphoSys introduced a long - term incentive compensation plan (Performance Share Plan) for the Management Board and members of the Senior Management Group . The Performance Share Plan is based on the allocation of performance shares linked to the achievement of predefined performance targets over a four - year period . Depending on the degree of target achievement (as described in more detail below), the award of performance shares is met by transferring treasury shares of the Company . The Supervisory Board decides each year on the number of performance shares to be granted to the Management Board . On April 1 , 2019 , the members of the Management Board (at that time consisting of Dr .. Simon Moroney, Jens Holstein, Dr . Malte Peters, and Dr . Markus Enzelberger) were granted a total of 9 , 347 shares ; each member of the Management Board was entitled to a specific number of shares . For further details, please refer to the Notes and the explanations on stock repurchases in the Corporate Governance Report . At the time of allocation of shares for a given year, long - term performance targets are set by the Supervisory Board . For the 2019 Performance Share Plan, the objectives were defined as the absolute performance of the MorphoSys share price and the relative performance of the MorphoSys share price compared to a benchmark index ; the benchmark index is comprised equally of the Nasdaq Biotechnology Index and the TecDAX . The absolute and relative share price performance is measured for each of the four

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 68 Management Report assessment periods (one year each) by comparing the average share price of the last 30 trading days before the start of the assessment period in question (April 1 ) with the average share price of the last 30 trading days before the end of the assessment period . Participants in the performance share plan earn an entitlement to shares each year, which is valued on the basis of the absolute share price development as well as the relative share price development, i . e . a comparison of the MorphoSys share price development with the benchmark index . Depending on the absolute and relative share price performance during an assessment period, certain (absolute and relative) tiered levels of target achievement between 10 % and 300 % can be achieved . Exceeding the target achievement level by 300 % does not grant entitlement to additional shares during the relevant assessment period (upper limit) . At the end of the four - year term, an overall target achievement level should be calculated based on the absolute and relative degrees of target achievement achieved in each period . The average absolute and relative degrees of target achievement are weighted at 50% . Overall target achievement is capped at 200% . The final number of performance shares allocated to the Performance Share Plan participants is determined at the completion of the program, which spans four years . This calculation incorporates the number of shares initially granted (“grants”) multiplied with the total level of target achievement, as well as a “company factor” that is determined at the Supervisory Board’s discretion . This company factor is a number between zero and two that is set by the Supervisory Board based on the Company’s situation . The company factor’s predefined default value is one (1) . In 2017 , MorphoSys also introduced a stock option plan as a further instrument of long - term incentive compensation based on the resolution of the Annual General Meeting on June 2 , 2016 (Agenda Item 9 ) . As of April 1 , 2019 , the Management Board (at that time consisting of Dr . Simon Moroney, Jens Holstein, Dr . Malte Peters and Dr . Markus Enzelberger) were granted a total of 31 , 395 stock options ; each member of the Management Board received a specific number of stock options, each of which entitles the Management Board member to receive up to two MorphoSys shares . On October 1 , 2019 , the new CEO Dr . Jean - Paul Kress (CEO since September 1 , 2019 ) was granted stock options valued at € 1 , 500 , 000 . 00 and an additional one - time, sign - on stock option package worth € 500 , 000 . 00 for a total of 57 , 078 stock options . For further details, please refer to the Notes and the explanations on stock repurchases in the Corporate Governance Report . In accordance with the resolution of the Annual General Meeting on June 2 , 2016 (Agenda Item 9 ), the stock option plan’s performance targets include the absolute price performance of MorphoSys shares and the relative price performance of MorphoSys shares compared to a benchmark index . The benchmark index consists of equal parts of the Nasdaq Biotechnology Index and the TecDAX . Each performance target has a 50 % weighting in the achievement of the overall target . To determine the degree of target achievement for each performance target, the four - year vesting period (until the first stock options can be exercised) is subdivided into four equal periods of one year each . An arithmetic mean is calculated based on the degree of target achievement in each of the four years . This, in turn, determines the final percentage of target achievement for each performance target . The final percentage of target achievement for each of the two performance targets are then added together and divided by two ; the result being the overall level of target achievement . For the performance target of absolute price performance, a comparison is made between the average stock price of MorphoSys shares for the preceding 30 trading days before the beginning and end of each year in the four - year period . If the MorphoSys share price increases, the degree of target achievement can reach up to 200 % calculated on a straight - line basis for that particular year . Any further positive share

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 Management Report 69 price development of MorphoSys shares will not lead to any further increase in the performance target (cap) . For the performance target of relative price performance, the development of MorphoSys’ share price measured by the average of the closing prices for the preceding 30 trading days before the beginning and end of each year in the four - year period is compared with the development of the benchmark index, measured by the average of the closing prices of the respective benchmark index during the last 30 trading days before the beginning and end of each year in the four - year period . Within the benchmark index, the Nasdaq Biotech Index and the TecDAX are each weighted at 50 % so that the percentage price developments of each index for the respective annual period are added and divided by two . If MorphoSys shares outperform the benchmark index, the degree of target achievement calculated on a straight - line basis for the relevant period can reach up to 200% . Any further positive share price development of MorphoSys shares versus the benchmark index will not lead to any further increase in the performance target (cap) . Stock options can only be exercised when the four - year (minimum) vesting period prescribed by law has expired and the specified minimum value for the degree of target achievement of a performance target has been exceeded . The ultimate number of exercisable stock options is calculated by multiplying the number of initially granted stock options (“grants”) by the total level of target achievement and rounding up to the nearest whole number . The resulting ultimate number of stock options is limited to 200 % of the initially granted number of stock options . The stock options are settled in the form of Company shares, with each stock option entitling the holder to one share for the final number of stock options . When the stock options are exercised, the exercise price must be paid for each underlying share . The exercise price corresponds to the average closing auction price of MorphoSys shares in the 30 trading days prior to the day on which the stock options were issued . The terms of the stock option plan provide further details on the granting and settlement of stock options, the issue of Company shares from Conditional Capital 2016 - III and the administration of the stock option plan . For more information, please refer to the corresponding resolution of the Annual General Meeting on June 2 , 2016 (Agenda Item 9 ) . MISCELLANEOUS No loans or similar benefits were granted during the reporting year to any member of the Management Board . The members of the Management Board also did not receive any benefits from third parties during the reporting year that were either promised or granted based on their position as members of the Management Board . PAYMENTS UPON TERMINATION OF MANAGEMENT CONTRACTS/CHANGE OF CONTROL In the event of the premature termination of a Management Board member’s service contract, payments, including fringe benefits, are capped at 200 % of the annual gross fixed salary and the annual bonus (severance cap), and no more than the remaining term of the service contract is remunerated . If the service contract is terminated for good cause for which the Management Board member is responsible, the member will not be entitled to any payments . The severance cap should be calculated on the basis of the total compensation for the previous full financial year and, if applicable, as well as on the expected total compensation for the current financial year . If the service contract of a member of the Management Board ends by death, his or her spouse or life partner is entitled to the fixed monthly salary for the month of death and the following twelve months . In the event of a change of control, the members of the Management Board may terminate their service

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 70 Management Report contracts for cause and demand payment of the fixed salary and annual bonus still outstanding up to the end of the service contract, but at least 200 % of the annual gross fixed salary and annual bonus . Furthermore, in such a case, all stock options and performance shares granted vest immediately and may be exercised after the statutory vesting periods or blackout periods have expired . The following cases are considered to be changes of control : (i) MorphoSys transfers all or substantially all of its corporate assets to a non - affiliated company, (ii) MorphoSys merges with a non - affiliated company, (iii) MorphoSys AG as a controlled company becomes a party to an agreement pursuant to Section 291 of the German Stock Corporation Act (AktG) or MorphoSys is integrated in accordance with Section 319 of the German Stock Corporation Act (AktG), or (iv) a shareholder or third party directly or indirectly holds 30 % or more of the voting rights of MorphoSys, or at least 30 % of the voting rights are attributed to the shareholder or third party . Non - compete clauses have also been agreed with the members of the Management Board for the period following their departure . In return, MorphoSys AG is required to make compensation payments for six months after termination of the service contract . The compensation payment amounts to 100 % of the fixed salary for the duration of the non - compete clause . CHANGE IN THE COMPOSITION OF THE MANAGEMENT BOARD The following changes in the composition of the Management Board occurred in the 2019 reporting year : The (former) Chairman of the Management Board of the Company, Dr . Simon Moroney, resigned as member of the Management Board and Chief Executive Officer of the Company at the end of August 31 , 2019 . By resolution of the Supervisory Board on June 24 , 2019 , Dr . Jean - Paul Kress was appointed as the new Chief Executive Officer for a term of three years, from September 1 , 2019 to August 31 , 2022 . In November 2019 , Dr . Markus Enzelberger announced his resignation as a member of the Management Board and the Chief Scientific Officer, effective February 29 , 2020 . AGE LIMIT Members of the Management Board should not be older than 67 years at the time of their appointment . The Supervisory Board may, however, decide to make an exception to this rule in individual cases . The Management Board is currently complying with the age limit of 67 years . VOTE ON THE REMUNERATION SYSTEM FOR THE MANAGEMENT BOARD (“SAY ON PAY”) The current remuneration system for the members of the Management Board is unchanged from the remuneration system approved by the Annual General Meeting on May 19 , 2011 , with a majority of over 91% . On January 1 , 2020 , the Act for the Implementation of the Second Shareholders’ Rights Directive (ARUG II) came into force . According to the new regulations, the shareholders must resolve on a compensation system for the Management Board to be submitted by the Supervisory Board for the first time at the 2021 Annual General Meeting . MorphoSys is therefore deliberately refraining from presenting a compensation system for the Management Board at its upcoming Annual General Meeting in 2020 . The Supervisory Board intends to use the year 2020 to develop a remuneration system for the Management Board . SUPERVISORY BOARD REMUNERATION The remuneration of Supervisory Board members is governed by our Articles of Association and a corresponding Annual General Meeting resolution on Supervisory Board remuneration . The 2019 Annual General Meeting resolved to increase the annual basic remuneration of the Supervisory Board members . It was also resolved that participation by telephone or video in a Supervisory Board or committee meeting held by telephone or video conference should not result in a 50 % reduction in the attendance fee .

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 Management Report 71 Participation in physical meetings in which a member of the Supervisory Board takes part by telephone or video shall continue to lead to a 50 % reduction in the attendance fee . In the 2019 financial year, Supervisory Board members received fixed compensation, attendance fees and expense allowances for their participation in Supervisory Board and committee meetings . Each Supervisory Board member received annual fixed compensation ( € 98 , 210 for chairpersons, € 58 , 926 for vice chairpersons and € 39,284 for all other members) for their membership of the Supervisory Board. The chair receives € 4,000 for each Supervisory Board meeting chaired and the other members receive € 2 , 000 for each Supervisory Board meeting attended . For committee work, the committee chair receives € 12 , 000 and other committee members each receive € 6 , 000 . Committee members also receive € 1 , 200 for their participation in a committee meeting . Supervisory Board members residing outside of Europe who personally take part in a Supervisory Board or committee meeting are entitled to a flat expense allowance of € 2 , 000 (plus any sales tax due) for additional travel time in addition to attendance fees and reimbursed expenses . Supervisory Board members are also reimbursed for travel expenses and value - added taxes (VAT) on their compensation . In the 2019 financial year, Supervisory Board members received a total of € 633 , 597 ( 2018 : € 525 , 428 ) excluding the reimbursement of travel expenses . This amount consists of fixed compensation and attendance fees for participating in Supervisory Board and committee meetings . We did not grant any loans to Supervisory Board members. The table below details the Supervisory Board’s remuneration. TAB . 10 : COMPENSATION OF THE SUPERVISORY BOARD IN 2019 AND 2018 Fixed C o mp e n sat i o n Attendance Fees 1 Total Compensation in € 2019 2018 2019 2018 2019 2018 Dr. Marc Cluzel 104,210 76,742 44,400 32,400 148,610 109,142 Dr. Frank Morich 70,926 61,004 33,600 23,200 104,526 84,204 Michael Brosnan 51,284 28,961 34,000 18,600 85,284 47,561 Sharon Curran 2 27,791 - 11,600 - 39,391 - Dr. George G olu m b es k i 51,284 28,961 31,600 25,200 82,884 54,161 Wendy Johnson 47,618 46,160 35,600 37,400 83,218 83,560 Krisja Vermeylen 57,284 49,916 32,400 24,400 89,684 74,316 Dr. Gerald Möller 3 - 36,558 - 11,800 - 48,358 Klaus Kühn 3 - 17,326 - 6,800 - 24,126 Total 410 , 397 345 , 628 223,200 179 , 800 633 , 597 525 , 428 1 The attendance fee contains expense allowances for the attendance at the Supervisory Board and the Committee meetings . 2 Sharon Curran joined the Supervisory Board of MorphoSys AG on June 14 , 2019 . 3 Dr . Gerald Möller and Klaus Kühn left the Supervisory Board of MorphoSys AG on May 17 , 2018 . SHAREHOLDINGS OF MANAGEMENT BOARD AND SUPERVISORY BOARD MEMBERS The members of the Management Board and the Supervisory Board hold more than 1 % of the shares issued by the Company . All shares, performance shares, stock options and convertible bonds held by each member of the Management Board and the Supervisory Board are listed below .

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 72 Management Report TAB. 11: DIRECTORS’ HOLDINGS SHARES 01 / 01 / 20 1 9 Add i t i o n s Sal e s 12 / 31 / 20 1 9 Management Board Dr. Jean - Paul Kress 1 - 0 0 0 Jens Holstein 17,017 39,808 37,308 19,517 Dr. Malte Peters 12,818 0 9,505 3,313 Dr. Markus Enzelberger 1,676 1,837 1,837 1,676 Dr. Simon Moroney 2 483,709 0 0 - Total 515 , 220 41 , 645 48 , 650 24 , 506 Supervisory Board Dr. Marc Cluzel 500 250 0 750 Dr. Frank Morich 1,000 0 0 1,000 Michael Brosnan 0 0 0 0 Sharon Curran 3 - 0 0 0 Dr. George Golumbeski 0 0 0 0 Wendy Johnson 500 0 0 500 Krisja Vermeylen 350 0 0 350 Total 2 , 350 250 0 2 , 600 STOCK OPTIONS 01 / 01 / 20 1 9 Add i t i o n s F o rf e i tu r e s E x erc i s es 12 / 31 / 20 1 9 Management Board Dr. Jean - Paul Kress 1 - 57,078 0 0 57,078 Jens Holstein 14,673 6,936 0 0 21,609 Dr. Malte Peters 14,673 6,936 0 0 21,609 Dr. Markus Enzelberger 11,742 6,936 0 0 18,678 Dr. Simon Moroney 2 22,395 10,587 0 0 - Total 63 , 483 88 , 473 0 0 118 , 974 CONVERTIBLE BONDS 01 / 01 / 20 1 9 Add i t i o n s F o rf e i tu r e s E x erc i s es 12 / 31 / 20 1 9 Management Board Dr. Jean - Paul Kress 1 - 0 0 0 0 Jens Holstein 30,000 0 0 30,000 0 Dr. Malte Peters 0 0 0 0 0 Dr. Markus Enzelberger 0 0 0 0 0 Dr. Simon Moroney 2 88,386 0 0 0 - Total 118 , 386 0 0 30 , 000 0

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 Management Report 73 PERFORMANCE SHARES 01 / 01 / 20 1 9 Add i t i o n s F o rf e i tu r e s Allocations 4 12 / 31 / 20 1 9 Management Board Dr. Jean - Paul Kress 1 - 0 0 0 0 Jens Holstein 17,936 2,065 0 7,308 12,693 Dr. Malte Peters 5,132 2,065 0 0 7,197 Dr. Markus Enzelberger 7,031 2,065 0 1,837 7,259 Dr. Simon Moroney 2 27,050 3,152 0 0 - Total 57 , 149 9 , 347 0 9 , 145 27 , 149 1 Dr. Jean - Paul Kress joined the Management Board of MorphoSys AG effective September 1, 2019. 2 Dr. Simon Moroney left the Management Board of MorphoSys AG effective at the end of August 31, 2019. Changes in the number of shares after leaving the Management Board are not shown. 3 Sharon Curran joined the Supervisory Board of MorphoSys AG on June 14, 2019. 4 Allocations are made as soon as the transfer of performance shares within the six - month exercise period after the end of the four - year waiting period has expired. The members of our Supervisory Board do not hold stock options, convertible bonds or performance shares. MANAGERS’ TRANSACTIONS The members of the Management Board and the Supervisory Board of MorphoSys AG, as well as persons closely associated with them, are required to disclose trading in MorphoSys shares in accordance with the requirements set forth in the relevant legal provisions (Article 19 [ 1 a] of the Market Abuse Regulation [MAR]) . During the reporting year, MorphoSys received notifications pursuant to Article 19 (1a) MAR, which are shown in the table below.

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TAB 12: MANAGERS TRANSACTIONS 2019

Party Subject to the Notification Requirement	Function	Date of Transaction in 2019	Type of Transaction	Aggregated Share Price	Aggregated Volume	Place of Transaction
Jens Holstein	Chief Financial Officer	11/07/2019	Purchase	€ 95.71	€ 239,275.00	Xetra
Dr. Markus Enzelberger	Chief Scientific Officer	11/05/2019	Disposal of shares (performance shares) from an expiring long-term incentive program as part of his remuneration as member of the Management Board	€ 99.42	€ 182,626.55	Xetra
Jens Holstein	Chief Financial Officer	11/04/2019	Purchase of shares based on conversion of convertible bonds as part of his remuneration as member of the Managing Board (Convertible Bonds Pro-gram 2013)	€ 31.88	€ 956,250.00	Outside a trading venue
Jens Holstein	Chief Financial Officer	11/04/2019	Disposal of shares resulting from the conversion of convertible bonds from an expiring program as part of his remuneration as member of the Management Board	€ 99.70	€ 2,991,026.00	Xetra
Jens Holstein	Chief Financial Officer	11/05/2019	Disposal of shares (performance shares) from an expiring long-term incentive program as part of his remuneration as member of the Management Board	€ 98.94	€ 723,053.40	Xetra
Dr. Jean-Paul Kress[1]	Chief Executive Officer	10/07/2019	Acceptance of 57,078 stock options to subscribe for up to 2 shares each within the compensation as a Management Board member (Stock Option Program 2019)	not numerable	not numerable	Outside a trading venue
Dr. Marc Cluzel	Member of the Supervisory Board	07/05/2019	Purchase	€ 91.31	€ 22,827.53	Xetra
Jens Holstein	Chief Financial Officer	04/15/2019	Allocation of 7,308 shares as part of his remuneration as member of the Managing Board (Long-Term Incentive Program 2015) (issuer's own shares)	not numerable	not numerable	Outside a trading venue
Dr. Markus Enzelberger	Chief Scientific Officer	04/15/2019	Allocation of 1,837 shares as part of his remuneration as member of the Managing Board (Long-Term Incentive Program 2015) (issuer's own shares)	not numerable	not numerable	Outside a trading venue
Dr. Simon Moroney[2]	Chief Executive Officer	04/15/2019	Allocation of 10,670 shares as part of his remuneration as member of the Managing Board (Long-Term Incentive Program 2015) (issuer's own shares)	not numerable	not numerable	Outside a trading venue

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019

Management Report 75

Party Subject to the Notification Requirement	Function	Date of Transaction in 2019	Type of Transaction	Aggregated Share Price	Aggregated Volume	Place of Transaction
Dr. Simon Moroney[2]	Chief Executive Officer	04/05/2019	Acceptance of 10,587 stock options to subscribe for up to 2 shares each within the compensation as a Management Board Member (Stock Option Program 2019)	not numerable	not numerable	Outside a trading venue
Jens Holstein	Chief Financial Officer	04/05/2019	Acceptance of 6,936 stock options to subscribe for up to 2 shares each within the compensation as a Management Board Member (Stock Option Program 2019)	not numerable	not numerable	Outside a trading venue
Dr. Markus Enzelberger	Chief Scientific Officer	04/05/2019	Acceptance of 6,936 stock options to subscribe for up to 2 shares each within the compensation as a Management Board Member (Stock Option Program 2019)	not numerable	not numerable	Outside a trading venue
Dr. Malte Peters	Chief Development Officer	04/05/2019	Acceptance of 6,936 stock options to subscribe for up to 2 shares each within the compensation as a Management Board Member (Stock Option Program 2019)	not numerable	not numerable	Outside a trading venue
Dr. Malte Peters	Chief Development Officer	01/15/2019	Disposal	€ 103.21	€ 980,978.20	Xetra

[1] Dr. Jean-Paul Kress joined the Management Board of MorphoSys AG effective September 1, 2019.

[2] Dr. Simon Moroney left the Management Board of MorphoSys AG effective at the end of August 31, 2019.

AVOIDING CONFLICTS OF INTEREST

The members of the Management Board and the Supervisory Board are obligated to refrain from actions that could lead to conflicts of interest with their responsibilities at MorphoSys AG. Such transactions or secondary activities of the Management Board must be disclosed to the Supervisory Board without delay and require the Supervisory Board's approval. The Supervisory Board in turn must inform the Annual General Meeting of any conflicts of interest that arise and disclose how they were dealt with. No conflict of interest arose in the Supervisory Board in the 2019 financial year.

SHARE REPURCHASES

By resolution of the Annual General Meeting on May 23, 2014, MorphoSys was authorized, in accordance with Section 71 (1) no. 8 of the German Stock Corporation Act (AktG), to repurchase treasury shares in an amount of up to 10% of the existing share capital up to and including April 30, 2019. This authorization could be exercised in whole or in part, once or several times, for the purposes specified in the authorization resolution by the Company or by a third party on behalf of the Company. It was at the discretion of the Management Board whether to carry out the repurchases over the stock exchange, by means of a public offer or by public tender for the submission of such an offer.

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 76 Management Report MorphoSys did not repurchase any of its own shares in the reporting year under the authorization granted in 2014 . INFORMATION TECHNOLOGY The implementation of SAP Business ByDesign as an integrated ERP system was successfully completed on schedule at MorphoSys AG on January 1 , 2019 . At the same time, we integrated SAP Concur, a travel and expense management solution, to replace our existing systems for managing absences and business travel . SAP Business ByDesign and SAP Concur were successfully rolled out at MorphoSys US Inc . in August 2019 . We also launched various projects to map future business processes with SAP Business ByDesign and to introduce additional systems with special functionalities for our commercial supply chain . IT security and compliance continued to be key topics in the area of information technology during the past year . External security experts checked the technical security controls to detect potential weaknesses . Within the scope of special on - site training and phishing simulations, employees learned about their joint responsibility and essential contribution to IT security in our company . Our internal Computer Emergency Response Team (CERT) has not detected any serious security incidents during the reporting year .. Finally, various platforms in the area of Endpoint Detection & Respond (EDR), Cloud Access Security Broker (CASB) and Mobile Threat Defense (MTD) were evaluated in order to optimize our cyber defense measures and expand our commercial capacity .. The integration of these new IT security tools started at the end of 2019 . INFORMATION ON THE INTERNAL CONTROL AND RISK MANAGEMENT SYSTEM WITH REGARD TO THE ACCOUNTING PROCESS UNDER SECTION 289 (4) AND SECTION 315 (4) HGB In the 2019 financial year, we completed a routine update of the documentation for our existing internal control and risk management system, which helps us maintain adequate internal control over financial reporting and ensures the availability of key controls to report financial figures as precisely and accurately as possible . We also expanded this system based on the SOX regulations (Sarbanes - Oxley Act of 2002 , Section 404 ) . COSO (Committee of Sponsoring Organizations of the Treadway Commission) defines the corresponding COSO framework (“Internal Control – Integrated Framework”) . We use this framework, which is the most commonly used framework for the internal control of financial reporting . System constraints make it impossible to give absolute assurance that internal controls will always prevent or completely detect all misrepresentations made in the context of financial reporting . Internal controls can only provide reasonable assurance that financial reporting is reliable and verify that the financial statements were prepared in accordance with the applicable IFRS standards endorsed by the European Union (EU) for external purposes . The financial statements are subjected to numerous preparation, review and control processes so that they can be reported promptly to the market and to shareholders . To accomplish this, our executives have a coordinated plan for which all internal and external resources are made available . We also use a strict principle of double checking to ensure the accuracy of the key financial ratios reported and the underlying execution of all accounting processes . Numerous rules and guidelines are also followed to ensure the strict separation of the planning, posting and execution of financial transactions . This functional separation of processes is ensured by all of our operating IT systems we use through an appropriate assignment of

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 Management Report 77 rights . External service providers regularly review the implementation of and compliance with these guidelines and the efficiency of the accounting processes . Predicting future events is not the task of our internal control and risk management system . Our risk management system does, however, ensure that business risks are detected and assessed early . The risks identified are eliminated or at least brought to an acceptable level using appropriate corrective measures . Special attention is given to risks that could jeopardize the Company . The Management Board ensures that risks are always dealt with responsibly and keeps the Supervisory Board informed of all existing risks and their development . Detailed information on our risks and opportunities can be found in the section “Risk and Opportunity Report . ” ACCOUNTING AND EXTERNAL AUDIT We prepare our annual financial statements in accordance with the provisions of the German Commercial Code (HGB) and the Stock Corporation Act (AktG) . The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) and in compliance with the recommendations of the International Financial Reporting Standards Interpretations Committee (IFRS IC) . We have applied all standards and interpretations that were in force on December 31 , 2019 and adopted by the EU into European law . As of December 31 , 2019 , there were no standards or interpretations with an impact on our consolidated financial statements as of December 31 , 2019 and 2018 that had entered into force but had not yet been adopted into European law . Therefore, our consolidated financial statements comply with both the IFRS published by the International Accounting Standards Board (IASB) and the IFRS adopted by the EU . In addition, our consolidated financial statements take into account the supplementary provisions of German commercial law that are to be applied in accordance with Section 315 e (1) of the German Commercial Code (HGB) . For the election of our auditor, the Audit Committee of the Supervisory Board submits a nomination proposal to the Supervisory Board . At the 2019 Annual General Meeting, PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft was appointed as auditor for the 2019 financial year . As proof of its independence, the auditor submitted an Independence Declaration to the Supervisory Board . The lead auditor of these consolidated financial statements was Stefano Mulas, who has audited the consolidated financial statements since 2018 . PricewaterhouseCoopers GmbH has been our auditor since the 2011 financial year . Information on audit - related fees and all other fees provided by PricewaterhouseCoopers GmbH to us during the 2019 financial year can be found in the Notes . COMPLIANCE MANAGEMENT PROGRAM The basic mechanisms of our Compliance Management Program (CMP) are described in the section entitled “Sustainable Corporate Governance . ” The identification and assessment of compliance risks are an important part of the CMP and are incorporated into the CMP’s overall strategic development . Our major compliance - relevant risk areas are evaluated according to a systematic approach, taking into account our current business strategy and priorities . During the reporting year, we conducted a compliance risk analysis that included anti - bribery and corruption risks . Risk mitigation measures were introduced for the areas of action identified . Under the CMP, employees are given the opportunity to report suspected violations of the law within the MorphoSys Group in a protected manner . In addition to the annual compliance risk analysis, compliance

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 78 Management Report monitoring was carried out for the first time in the reporting year. In order to prevent compliance violations, employees received periodic training on pertinent compliance topics. In conjunction with the General Data Protection Regulation of the EU (Regulation [EU] 2016/679 – “GDPR”) which came into effect on May 25, 2018, we implemented various procedures since 2018 to safeguard compliance with the GDPR.

Management Report 79 FIG. 03: COMPLIANCE MANAGEMENT PROGRAM (CMP) MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 80 Management Report INTERNAL AUDIT DEPARTMENT Our Internal Audit Department is an essential element of the Corporate Governance structure . The Internal Audit Department assists us in accomplishing our objectives by prescribing a systematic approach to evaluating and improving the effectiveness of our risk management, internal control and other corporate governance processes . The accounting and consulting firm KPMG was appointed as co - sourcing partner for the internal auditing process in 2019 . The Internal Audit Department executes a risk - based audit plan that includes the requirements and recommendations of the Management Board, as well as those of the Supervisory Board’s Audit Committee . Our Internal Audit Department reports regularly to the Management Board . The Head of Internal Audit and the Chief Executive Officer both report to the Supervisory Board’s Audit Committee twice a year or on an ad hoc basis when necessary . Four audits were conducted successfully in the course of 2019 . Some areas requiring action were identified and corrective action plans were agreed . The Internal Audit Department has scheduled three audits for the year 2020 . Disclosures under Section 289 a (1), Section 315 a (1) HGB and Explanatory Report of the Management Board under Section 176 (1) Sentence 1 AktG COMPOSITION OF COMMON STOCK On December 31 , 2019 , the Company’s common stock amounted to € 31 , 957 , 958 . 00 and was divided into 31 , 957 , 958 no - par - value bearer shares . With the exception of the 225 , 800 treasury shares held by the Company, these bearer shares possess voting rights, whereby each share grants one vote at the Annual General Meeting . The Company’s share capital recorded in the commercial register as of December 31 , 2019 , amounted to € 31 , 839 , 572 . 00 and was divided into 31 , 839 , 572 no - par - value bearer shares . This amount of share capital does not yet reflect the increase in share capital and the number of shares resulting from the exercise of 118 , 386 conversion rights from convertible bonds in 2019 . On January 20 , 2020 , the Supervisory Board of the Company resolved to amend the wording of the Articles of Association to reflect the higher share capital of € 31 , 957 , 958 . 00 and filed for its entry into the commercial register . RESTRICTIONS AFFECTING VOTING RIGHTS AND THE TRANSFER OF SHARES Our Management Board is not aware of any restrictions that may affect voting rights, the transfer of shares or any restrictions that may emerge from agreements between shareholders . Voting rights restrictions may also arise from the provisions of the German Stock Corporation Act (AktG), such as those under Section 136 AktG, or the provisions for treasury stock under Section 71 b AktG SHAREHOLDINGS IN COMMON STOCK EXCEEDING 10 % OF VOTING RIGHTS We are not aware of nor have we been notified of any direct or indirect interests in the Company’s common stock that exceed 10 % of the voting rights . SHARES WITH SPECIAL RIGHTS CONFERRING POWERS OF CONTROL Shares with special rights conferring powers of control do not exist .

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 Management Report 81 CONTROL OVER VOTING RIGHTS WITH REGARD TO EMPLOYEE OWNERSHIP OF CAPITAL Employees who hold shares in the Company exercise their voting rights directly in accordance with the statutory provisions and the Articles of Association as do other shareholders . APPOINTMENT AND DISMISSAL OF MANAGEMENT BOARD MEMBERS AND AMENDMENTS TO THE ARTICLES OF ASSOCIATION The number of Management Board members, their appointment and dismissal and the nomination of the Chief Executive Officer are determined by the Supervisory Board in accordance with Section 6 of the Articles of Association and Section 84 AktG . Our Management Board currently consists of the Chief Executive Officer and three other members . Management Board members may be appointed for a maximum term of five years . Reappointments or extensions in the term of office are allowed for a maximum term of five years in each case . The Supervisory Board may revoke the appointment of a Management Board member or the nomination of a Chief Executive Officer for good cause as defined under Section 84 (3) AktG . If a required member of the Management Board is absent, one will be appointed by the court in cases of urgency under Section 85 AktG . As a rule, the Articles of Association can only be amended by a resolution of the Annual General Meeting in accordance with Section 179 (1) sentence 1 AktG . Under Section 179 (2) sentence 2 AktG in conjunction with Section 20 of the Articles of Association, our Annual General Meeting resolves amendments to the Articles of Association generally through a simple majority of the votes cast and a simple majority of the common stock represented . If the law stipulates a higher mandatory majority of votes or capital, this shall be applied . Amendments to the Articles of Association that only affect their wording can be resolved by the Supervisory Board in accordance with Section 179 (1) sentence 2 AktG in conjunction with Section 12 (3) of the Articles of Association . POWER OF THE MANAGEMENT BOARD TO ISSUE SHARES The Management Board’s power to issue shares is granted under Section 5 (5) through (6h) of the Company’s Articles of Association and the statutory provisions . The Supervisory Board is authorized to amend the wording of the Articles of Association in accordance with the scope of the capital increase from conditional or authorized capital . 1. Authorized Capital In the event of an approved capital increase, the Management Board is authorized with the Supervisory Board’s consent to determine the further details of the capital increase and its implementation . a) Pursuant to Section 5 (5) of the Articles of Association, the Management Board is authorized with the Supervisory Board’s consent to increase the Company’s common stock on one or more occasions by up to € 11 , 768 , 314 . 00 for cash contributions and/or contributions in kind by issuing up to 11 , 768 , 314 new, no - par - value bearer shares until and including the date of April 30 , 2023 (Authorized Capital 2018 - I) . Shareholders are principally entitled to subscription rights in the case of a capital increase . One or more credit institutions may also subscribe to the shares with the obligation to offer the shares to shareholders for subscription . With the Supervisory Board’s consent, the Management Board is, however, authorized to exclude shareholder subscription rights

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 82 Management Report aa) in the case of a capital increase for cash contribution, to the extent necessary to avoid fractional shares; or bb) in the case of a capital increase for contribution in kind; or cc) in the case of a capital increase for cash contribution when the new shares are placed on a domestic and/or foreign stock exchange in the context of a public offering. The total shares to be issued via a capital increase against contribution in cash and/or in kind, excluding subscription rights and based on the authorizations mentioned above, shall not exceed 20 % of the common stock . The calculation used is based on either the effective date of the authorizations or the exercise of the authorizations, whichever amount is lower . The 20 % limit mentioned above shall take into account (i) treasury shares sold excluding subscription rights after the effective date of these authorizations (unless they service the entitlements of members of the Management Board and/or employees under employee participation programs), (ii) shares that are issued from other authorized capital existing on the effective date of these authorizations and excluding subscription rights during the effective period of these authorizations, and (iii) shares to be issued during the effective period of these authorizations to service convertible bonds and/or bonds with warrants whose basis for authorization exists on the effective date of these authorizations provided that the convertible bonds and/or bonds with warrants have been issued with the exclusion of the subscription rights of shareholders (unless they service the entitlements of members of the Management Board and/or employees under employee participation programs) . b) Pursuant to Section 5 (6) of the Articles of Association, the Management Board is authorized with the Supervisory Board’s consent to increase the common stock of the Company against contribution in cash once or several times by a total of up to € 2 , 915 , 977 . 00 until and including April 30 , 2022 by issuing up to 2 , 915 , 977 new no - par - value bearer shares (Authorized Capital 2017 - I) . Shareholders are principally entitled to subscription rights in the case of a capital increase . One or more credit institutions may also subscribe to the shares with the obligation to offer the shares to shareholders for subscription . The Management Board is, however, authorized to exclude shareholder subscription rights with the Supervisory Board’s consent aa) to the extent necessary to avoid fractional shares; or bb) when the issue price of the new shares is not significantly below the market price of shares of the same class already listed and the total number of shares issued against contribution in cash, excluding subscription rights, during the term of this authorization does not exceed 10 % of the common stock on the date this authorization takes effect or at the time it is exercised, in accordance with or in the respective application of Section 186 (3) sentence 4 AktG . The total number of shares to be issued via capital increases against contribution in cash, excluding subscription rights and based on the authorizations mentioned above, shall not exceed 20 % of the common stock when calculated based on the authorizations’ effective date or exercise, whichever amount is lower . This 20 % limit shall take into account (i) treasury shares sold with the exclusion of subscription rights after the effective date of these authorizations (unless they service the entitlements of members

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 Management Report 83 of the Management Board and/or employees under employee participation programs); (ii) shares to be issued with the exclusion of subscription rights during the effective period of these authorizations from other authorized capital existing on the effective date of these authorizations or to be resolved by the same Annual General Meeting resolving these authorizations ; and (iii) shares to be issued during the effective period of these authorizations to service bonds with conversion or warrant rights, whose authorization basis exists on the effective date of these authorizations, to the extent the bonds with conversion or warrant rights were issued with the exclusion of shareholders’ subscription rights (unless they service the entitlements of members of the Management Board and/or employees under employee participation programs) . c) Pursuant to Article 5 ( 6 h) of the Articles of Association, the Management Board is authorized with the consent of the Supervisory Board to increase the share capital of the Company on one or more occasions by a total of up to € 159 , 197 . 00 by issuing up to 159 , 197 new no - par - value bearer shares for cash contributions and/or contributions in kind until and including April 30 , 2024 (Authorized Capital 2019 - I) . The subscription right of shareholders is excluded . The Authorized Capital 2019 - I serves the delivery of shares of the Company to service Restricted Stock Units (RSUs) granted under the Company’s Restricted Stock Unit Program (RSUP) exclusively to executives and employees (including directors and officers) of MorphoSys US Inc . against contribution of the payment entitlements that arose under the respective RSUs . The issue price of the new shares must be at least € 1 . 00 and may be paid in cash and/or in kind and especially by contributing claims against the Company under the RSUP . The Management Board is authorized with the consent of the Supervisory Board to determine the further details of the capital increase and its implementation ; this also includes determining the entitlement of the new shares to dividends, which, in deviation from Section 60 (2) of the German Stock Corporation Act (AktG), may also be determined for a financial year that has already ended . 2. Conditional Capital a) Pursuant to Section 5 ( 6 b) of the Articles of Association, the Company’s common stock is conditionally increased by up to € 5 , 307 , 536 . 00 , divided into a maximum of 5 , 307 , 536 no - par - value bearer shares (Conditional Capital 2016 - I) . The conditional capital increase serves solely as a means to grant new shares to the holders of conversion or warrant rights, which will be issued by the company or companies in which the Company has a direct or indirect majority interest according to the authorizing resolution of the Annual General Meeting on June 2 , 2016 , under Agenda Item 7 letter a) . The shares will be issued at the respective conversion or exercise price to be determined in accordance with the resolution above . The conditional capital increase will only be carried out to the extent that the holders of conversion or warrant rights exercise these rights or fulfill conversion obligations under such bonds . The shares will be entitled to dividends as of the beginning of the previous financial year, provided they were issued before the start of the Company’s Annual General Meeting, or as of the beginning of the financial year in which they were issued . b) Pursuant to Section 5 ( 6 e) of the Articles of Association, the Company’s common stock is conditionally increased by up to € 156 , 448 . 00 through the issue of up to 156 , 448 new no - par -

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 84 Management Report value bearer shares of the Company (Conditional Capital 2008 - III) . The conditional capital increase will only be executed to the extent that holders of the convertible bonds exercise their conversion rights for conversion into ordinary shares of the Company . The new shares participate in the Company’s profits from the beginning of the financial year, for which there has been no resolution on the appropriation of accumulated income at the time of issuance . On January 17 , 2019 , our Supervisory Board resolved to adjust the conditional capital to reflect the issuance of new shares in 2018 based on the exercise of 32 , 537 convertible bonds . This results in a reduction of the Conditional Capital 2008 - III from € 188 , 985 to € 156 , 448 , which was entered in the commercial register on February 2 , 2019 . c) Pursuant to Section 5 ( 6 g) of the Articles of Association, the Company’s common stock is conditionally increased by up to € 995 , 162 . 00 through the issue of up to 995 , 162 new no - par - value bearer shares of the Company (Conditional Capital 2016 - III) . The conditional capital serves to meet the obligations of subscription rights that have been issued and exercised based on the authorization resolved by the Annual General Meeting of June 2 , 2016 under Agenda Item 9 letter a) . The conditional capital increase will only be executed to the extent that holders of subscription rights exercise their right to subscribe to shares of the Company . The shares will be issued at the exercise price set in each case as the issue amount in accordance with Agenda Item 9 letter a) subparagraph (8) of the Annual General Meeting’s resolution dated June 2 , 2016 ; Section 9 (1) AktG remains unaffected . The new shares are entitled to dividends for the first time for the financial year for which there has been no resolution by the Annual General Meeting on the appropriation of accumulated income . POWER OF MANAGEMENT BOARD TO REPURCHASE SHARES The Management Board’s power to repurchase the Company’s own shares is based on Section 71 AktG and by the authorization of the Annual General Meeting of May 23 , 2014 that expired on April 30 , 2019 . The Company was until and including the date of April 30 , 2019 authorized to repurchase its own shares in an amount of up to 10 % of the common stock existing at the time of the resolution (or possibly a lower amount of common stock at the time of exercising this authorization) for any purpose permitted under the statutory limits . The repurchase was allowed to take place at the Management Board’s discretion on either the stock exchange, through a public offer or public invitation to submit a bid . The authorization could not be used for the purpose of trading in the Company’s own shares . The intended use of treasury stock acquired under this authorization may be found under Agenda Item 9 of the Annual General Meeting of May 23 , 2014 . These shares may be used as follows : 1. The shares may be redeemed without the redemption or its execution requiring a further resolution of the Annual General Meeting. 2. The shares may be sold other than on the stock exchange or shareholder offer if the shares are sold for cash at a price that is not significantly below the market price of the Company’s shares of the same class at the time of the sale. 3. The shares may be sold for contribution in kind, particularly in conjunction with company mergers, acquisitions of companies, parts of companies or interests in companies. 4. The shares may be used to fulfill subscription or conversion rights resulting from the exercise of options and/or conversion rights or conversion obligations for Company shares.

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 Management Report 85 5 . The shares may be offered or transferred to employees of the Company and those of affiliated companies, members of the Company’s management and those of affiliated companies and/or used to meet commitments or obligations to purchase Company shares that were or will be granted to employees of the Company or those of affiliated companies, members of the Company’s management or managers of affiliated companies . The shares may also be used to fulfill obligations or rights to purchase Company shares that will be agreed with the Company’s employees, members of the senior management and affiliates in the context of employee participation programs . If shares are used for the purposes mentioned above, shareholder subscription rights are excluded, other than in the case of share redemptions . MATERIAL AGREEMENTS MADE BY THE COMPANY THAT FALL UNDER THE CONDITION OF A CHANGE OF CONTROL AFTER A TAKEOVER BID The Company has not entered into any material agreements that are subject to a change of control following a takeover bid . COMPENSATION AGREEMENTS CONCLUDED BY THE COMPANY WITH MANAGEMENT BOARD MEMBERS AND EMPLOYEES IN THE EVENT OF A TAKEOVER BID In accordance with the service contracts in force during the reporting period, the members of the Management Board may terminate their service contracts following a change of control and demand the fixed salary and annual bonus still outstanding until the end of the regular term of the service contract, but at least 200 % of the annual gross fixed salary and annual bonus . Furthermore, in case of a termination due to a change of control, all granted stock options, performance shares and other comparable direct or indirect interests in MorphoSys with compensation character will vest immediately and may be exercised after the statutory vesting periods and blackout periods have expired . Following a change of control, some members of the Senior Management Group may terminate their employment contracts and demand a severance payment in the amount of one annual gross fixed salary and the full contractual bonus for the calendar year in which the termination is affected . A target achievement rate of 100 % is applied . In such a case, all stock options and performance shares granted will vest immediately and may be exercised after the statutory vesting periods and blackout periods have expired . The following cases are considered as a change of control : (i) MorphoSys transfers all or substantially all of its corporate assets to a non - affiliated company, (ii) MorphoSys merges with a non - affiliated company, (iii) MorphoSys AG as a controlled company becomes a party to an agreement pursuant to Section 291 of the German Stock Corporation Act (AktG) or MorphoSys is integrated in accordance with Section 319 of the German Stock Corporation Act (AktG), or (iv) a shareholder or third party directly or indirectly holds 30 % or more of the voting rights of MorphoSys, or at least 30 % of the voting rights are attributed to the shareholder or third party .

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 86 Management Report List of Figures and Tables • FIG. 1: Active Clinical Studies with MorphoSys Antibodies • FIG. 2: Risk and Opportunity Management System at MorphoSys • FIG. 3: Compliance Management Program (CMP) • TAB. 1: Sustainable Development Key Performance Indicators (SD KPIs) at MorphoSys • TAB. 2: Comparison of Actual Business Results Versus Forecasts • TAB. 3: Summary of MorphoSys’s Key Short - and Medium - Term Risks • TAB. 4: Summary of MorphoSys’s Key Long - Term Risks • TAB. 5: Summary of MorphoSys’s Key Opportunities • TAB. 6: Composition of the Supervisory Board until Termination of the 2019 Annual General Meeting • TAB. 7: Composition of the Supervisory Board since Termination of the 2019 Annual General Meeting • TAB. 8: Participation of Supervisory Board Members • TAB. 9: Compensation of the Management Board in 2019 and 2018 • TAB. 10: Compensation of the Supervisory Board in 2019 and 2018 • TAB. 11: Directors’ Holdings • TAB. 12: Managers Transactions in 2019

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 Annual Financial Statements of MorphoSys AG as of December 31, 2019 (German GAAP) MorphoSys AG, Planegg

Notes to the Financial Statements 88 Balance Sheet as of December 31, 2019 A SS E T S 12 / 31 / 20 1 9 in € 12 / 31 / 20 1 9 in € 12 / 31 / 20 1 8 in € A. FIXED ASSETS I. Intangible Assets Paid concessions, commercial property rights and similar rights and assets and licenses to such rights and assets 59,435,572 59,435,572 26,278,263 II. Tangible Assets 1. Land, leasehold rights and buildings, including leasehold improvements 436,092 412,635 2. Other equipment, furniture and fixtures 2,830,951 2,972,483 3 , 267 , 043 3 , 385 , 118 III. Financial Assets 1. Shares in affiliated companies 13,673,474 15,946,626 2. Shares in participations 14,049,294 232,000 27 , 722 , 768 16 , 178 , 626 90 , 425 , 383 45 , 842 , 007 B. CURRENT ASSETS I. Inventories Raw materials, supplies and production materials 288,212 245,161 288 , 212 245 , 161 II. Receivables and Other Assets 1. Trade accounts receivable (thereof due over one year EUR 0, prior year: EUR 0) 15,161,702 17,822,933 2. Receivables due from affiliated companies (thereof due over one year EUR 31,569,682, prior year: EUR 0) 36,394,487 2,983,280 3. Other assets (thereof due after one year EUR 85,019,176, prior year: EUR 95,749,059) 302,395,962 324,798,740 353 , 952 , 151 345 , 604 , 953 III. Securities Other securities 15,765,050 94,581,264 15 , 765 , 050 94 , 581 , 264 IV. Cash on Hand and Cash at Banks 33 , 726 , 372 33 , 726 , 372 40 , 823 , 391 403 , 731 , 785 481 , 254 , 769 C. PREPAID EXPENSES 4 , 891 , 806 4 , 891 , 806 5 , 765 , 566 499 , 048 , 974 532 , 862 , 342 MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019

Notes to the Financial Statements 89 12 / 31 / 20 1 9 LIABILITIES AND SHAREHOLDERS EQUITY in € 12/31/2019 in € 12 / 31 / 20 1 8 in € A. EQUITY I. Common Stock (Nominal Value of the Conditional Capital as of December 31, 2019: € 6,340,760; December 31, 2018: € 6,459,146) 31 , 957 , 958 31 , 839 , 572 Treasury Stock (225,800) (281,036) 31,732,158 31 , 558 , 536 II. Additional Paid - in Capital 616 , 203 , 994 616,203,994 610 , 969 , 728 III. Earnings Reserves Other earnings reserves 18,788,036 18,788,036 16,801,750 IV. Accumulated Deficit ( 261 , 737 , 686) (261,737,686) ( 178 , 659 , 144) 404,986,502 480 , 670 , 870 B. PROVISIONS 1. Tax provisions 95,000 208,034 2. Other provisions 83,509,287 42,957,114 83,604,287 43 , 165 , 148 C. LIABILITIES 1. Bonds (thereof convertible EUR 12,324, prior year: EUR 71,517) 12,324 71,517 2. Trade Accounts Payable 6,090,613 6,892,461 3. Liabilities due to Affiliated Companies 1,357,995 161,148 4. Other liabilities (thereof due within one year EUR 1,311,525, prior year: EUR 948,943) (thereof for taxes EUR 990,227, prior year: EUR 705,937) 1,311,525 948,943 8,772,457 8 , 074 , 069 D. DEFERRED REVENUE 1 , 685 , 728 1,685,728 952 , 255 499,048,974 532 , 862 , 342 MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 90 Notes to the Financial Statements Statement of Income from January 1, through December 31, 2019 2019 in € 2018 in € 1. Sales 73,177,242 79,514,176 2. Cost of sales (121,738,990) (90,818,911) 3. Gross profit on sales ( 47 , 880 , 344) ( 11 , 304 , 735) 4. Selling expenses (6,457,524) (6,148,738) 5. General administration expenses (37,900,470) (41,118,367) 6. Other operating income 17,572,112 13,173,128 thereof gain on exchange 206,166 670,736 7. Other operating expenses (5,415,315) (1,176,600) thereof loss on exchange (393,782) (457,258) 8. Income from other securities and loans presented under financial assets 732,440 5,313 9. Other interest and similar income 907,344 106,111 thereof interest income from the deduction of accrued interest of non - current provisions 39,907 66,307 thereof from affiliated companies 681,405 0 10. Losses from other securities and loans presented under financial assets (227,899) (84,643) 11. Other Interest and similar expenses (139,122) (90,518) thereof interest expense from the addition of accrued interest of non - current provisions (38,936) (30,542) thereof to affiliated companies (2,040) 0 12. Impairment of financial assets and of current securities (3,588,312) (20,394,717) 13. Income tax 1 649 14. Result after taxation ( 83 , 078 , 493) ( 67 , 033 , 117) 15. Other taxes (49) (670) 16. Net loss ( 83 , 078 , 542) ( 67 , 033 , 787) 17. Loss carried forward (178,659,144) (111,625,357) 18. Accumulated Deficit ( 261 , 737 , 686) ( 178 , 659 , 144)

Notes to the Financial Statements 91 Notes to the Financial Statements General Information These annual financial statements were prepared in accordance with Section 242 et seq . and Section 264 et seq . of the German Commercial Code (HGB), the corresponding provisions of the German Stock Corporation Act (AktG) and the Company’s Articles of Association . The shares of MorphoSys AG (the “Company”) are listed for trading in the Regulated Market (Prime Standard segment) of the Frankfurt Stock Exchange . On April 18 , 2018 , MorphoSys completed an IPO on the Nasdaq Global Market through the issue of American Depositary Shares (ADS) . Each ADS represents 1 / 4 of a MorphoSys ordinary share . These annual financial statements were prepared in accordance with the regulations for large corporations . The statement of income has been structured in accordance with the cost of sales method for the purposes of comparison with the consolidated financial statements prepared pursuant to IFRS . The financial year corresponds to the calendar year . The Company’s registered office is located at Semmelweisstrasse 7 , 82152 Planegg, Germany . The MorphoSys AG consolidated and separate financial statements can be viewed at this address . The Company is recorded in the Commercial Register B of the District Court of Munich, Germany, under the number HRB 121023 . Accounting and Valuation Principles These annual financial statements were prepared on the basis of the following accounting and valuation principles . When intangible assets acquired are subject to depletion, they are amortized using the straight - line method over the course of their expected useful lives . Acquired and in - process research and development programs are recognized at acquisition cost and are only subject to amortization when the studies on the efficacy of the respective antibody program are fully completed . The values of these assets are reviewed at the balance sheet date, and the assets are carried at the lower of their carrying amount or fair value . MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 Asset Class Useful Life Amortisation Rates Paid concessions, commercial property rights and similar rights and assets and licenses to such rights and assets 8 - 10 years 13% - 10% In - process R&D Programs not yet subject for amortization - Software 3 - 5 years 33% - 20% Tangible assets are carried at acquisition cost and depreciated on a straight - line basis over their expected useful lives . Low - value assets up with values between € 250 and € 800 are fully depreciated in the year they are acquired .

92
Notes to the Financial Statements

Asset Class	Useful Life	Depreciation Rates
Computer Hardware	3 years	33%
Low-Value Laboratory and Office Equipment between € 250 and € 800	Immediately	100%
Leasehold Improvements to Property/Buildings	10 years	10%
Office Equipment	8 years	13%
Laboratory Equipment	4 years	25%

Financial assets are recognized according to the strict principle of the lower of cost or market at the lower of their acquisition cost or fair value. The fair value corresponds to the market price from an active market. If no active market exists, fair value is determined using generally accepted valuation methods e.g. a discounted cash flow method.

Raw materials, supplies and production materials are stated at the lower of cost or market value, applying permitted valuation simplification procedures. Inventories are not subject to third-party rights, except for the customary retention of title. In addition, inventory comprises manufacturing costs for the fermentation runs of antibody material (tafasitamab) that is required for the approval process in the United States. If successfully approved, the material may be used later for commercialization. According to the accounting policies, these quantities qualify as inventory. Before tafasitamab has received market approval, this inventory is valued at a fair value of zero. The resulting impairment is accounted for in cost of sales.

Receivables and other assets are recognized at nominal value. Risks are taken into account by means of write-downs or impairment. The realization principle is applied to non-current receivables.

The measurement of forward rate agreements qualifying as derivative financial instruments is based on the change in forward exchange curves. Recognition and measurement follow the imparity principle. Valuation units were not formed in the past financial year.

Other securities are recognized at the lower of acquisition cost or fair value in accordance with Section 253 (4) HGB.

Cash and cash equivalents are carried at their nominal value as of the balance sheet date.

Prepayments are recognized as prepaid expenses on the balance sheet date insofar as they represent expenses for a certain period subsequent to the balance sheet date.

Common stock is carried at nominal value. The nominal value of the shares repurchased is offset against common stock in accordance with Section 272 (1a) HGB, while the remaining amount of the total purchase price is offset against the other earnings reserves within equity.

Provisions cover all identifiable risks, uncertain obligations and highly probable milestone payments and are recognized at the settlement amount required according to prudent business judgment. In case of provisions with a remaining term of more than one year, future price and cost increases are taken into account in the amount of the general inflation rate and discounted to the balance sheet date. The discount rates used are the average market interest rates of the past seven financial years corresponding to the remaining terms of the provisions, as determined and published monthly by the German Central Bank

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019

Notes to the Financial Statements 93 (Deutsche Bundesbank) in accordance with the German Regulation on the Discounting of Provisions (Rückstellungsabzinsungsverordnung) . Liabilities are measured at the settlement amount . The imparity principle is applied to non - current liabilities . Deferred revenue consists of payments received prior to the reporting date to the extent these payments represent income for a specific period after this date . Provisions have been recognized on a pro rata basis for personnel expenses resulting from long - term incentive plans established in 2016 , 2017 , 2018 and 2019 because the repurchase of treasury shares for servicing the long - term incentive plans constitutes a financial burden on the Company . The recognition of revenue for income from collaboration and research agreements is carried on the basis of the contractual terms and takes into account the realization principle of Section 252 (1) no . 4 HGB and the accrual - based method of Section 250 (2) HGB based on the contract period . Upfront payments made at the time of the conclusion of a contract that grants access to MorphoSys technology (e . g . , HuCAL and Ylanthia) are spread over the term during which the rights of use are granted . License fees are recognized over the contract period . Upfront payments made at the time of the conclusion of a contract for the out - licensing of antibody programs are recognized as revenue at the time of the transfer to the licensee, provided that no material performance obligations have to be provided in the future . Revenue from milestone payments is recognized upon the achievement of certain success criteria (for example, the achievement of specified clinical phases, certain approvals and the number of patients treated) . Service fees related to research and development collaborations are recognized in the period the services were rendered . Cost of sales includes research and development costs, consisting of costs for external services, personnel costs, material costs, infrastructure costs, operating costs, impairment losses, depreciation and amortization and other expenses . Cost of sales also includes reasonable research and development - related expenses for company social services, voluntary social benefits and company pension plans . Internally incurred development costs are capitalized once it is highly probable that an asset will be created in the future . Any total tax charge that results from a difference between the carrying amounts of assets, liabilities, accruals and deferrals prescribed by commercial law and these items’ tax carrying amounts that are likely to diminish in subsequent financial years, is recognized as a deferred tax liability in the balance sheet in accordance with Section 274 HGB . Any total tax relief that results is not recognized as deferred tax assets in the balance sheet pursuant to the option granted in Section 274 (1) sent . 2 HGB . The amount of the resulting tax charge and relief is measured at the Company - specific tax rates, applicable at the time the differences are reversed and are not discounted . The line items reported are reversed as soon as the tax charge or benefit occurs or is no longer expected . The income or expense from changes in deferred tax assets or liabilities is recorded separately in the statement of income under the line item “income tax . ” All amounts in this report are rounded to the nearest euro, thousand euros or million euros . MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 94 Notes to the Financial Statements FOREIGN CURRENCY TRANSLATION Current receivables and liabilities denominated in foreign currencies are translated on the basis of the mean spot exchange rate prevailing on the day of the transaction or the balance sheet date pursuant to Section 256 a HGB . The Company did not recognize any non - current receivables or liabilities denominated in foreign currencies . Notes to the Balance Sheet INTANGIBLE ASSETS Paid concessions, commercial property rights and similar rights and assets, as well as licenses to such rights and assets, amounted to € 59 , 436 k as of December 31 , 2019 (December 31 , 2018 : € 26 , 278 k) . This item included acquired in - process research and development programs in the amount of € 57 , 328 k (December 31 , 2018 : € 23 , 948 k) . The increase resulted from the recognition of highly probable milestone payments in connection with the commercialization of tafasitamab . Intangible assets were tested for impairment as of the reporting date, and an impairment of € 105 k (December 31 , 2018 : € 361 k) was recognized on licenses that were no longer in use . The development of intangible assets and the respective amortization in the financial year are presented in the statement of fixed assets. FIXED ASSETS The development of the individual line items under fixed assets and the respective depreciation in the financial year are presented in the statement of fixed assets. FINANCIAL ASSETS As of the December 31 , 2019 reporting date, the Company recorded interests in affiliated companies of € 13 , 673 k (December 31 , 2018 : € 15 , 946 k) . This amount included the interests in Lanthio Pharma B . V . of € 12 , 135 k (December 31 , 2018 : € 14 , 408 k) and MorphoSys US Inc . of € 1 , 538 k (December 31 , 2018 : € 1 , 538 k) . The decrease in this balance sheet item resulted from an impairment in the amount of € 2,273k on the interest in Lanthio Pharma B.V. The interests in affiliated companies are listed in the overview below .

Notes to the Financial Statements 95 C u rr en cy Sta ke in % Equity in domestic currency Profit / Loss for the Year in domestic currency Lanthio Pharma B.V., Groningen, The Netherlands € 100 . 00 1,915,743 2 800,171 LanthioPep B.V., Groningen, The Netherlands 1 € 100 . 00 ( 20 . 917 . 031) (2,435,426) MorphoSys US Inc., Princeton, New Jersey, USA $ 3 100 . 00 (31,962,328) (30,751,541) adivo GmbH, Martinsried, Germany 4 € 19 . 9 120,581 (276,947) Vivoryon Therapeutics AG, Haale (Saale), Deutschland 4 € 13 . 4 1,542,624 (7,703,473) MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 1 Indirect subsidiary via Lanthio Pharma B . V 2 Disclosure of equity of the Lanthio Group 3 Exchange rate 1 $ to € on December 31 , 2019 : 0 . 8902 4 Equity as of December 31 , 2018 and Profit / Loss for the year Janary 1 to December 31 , 2018 In July 2019 , MorphoSys and Vivoryon Therapeutics AG announced an agreement under which MorphoSys obtained an exclusive license option for Vivoryon’s small molecule QPCTL inhibitors in the field of oncology in return for a minority stake in Vivoryon’s capital increase planned for the end of 2019 . The capital increase was carried out on October 24 , 2019 with the issue of a total of 7 , 674 , 106 ordinary bearer shares and entered into the commercial register on October 25 , 2019 . MorphoSys acquired a 13 . 4 % stake in Vivoryon by subscribing to 2 , 673 , 796 ordinary bearer shares valued at € 15 , 001 k . As of December 31 , 2019 , the fair value of the investment was measured at € 13 , 690 k . After a reversal of impairment of € 127k, the investment in adivo GmbH was reported at € 359k as of December 31, 2019 (December 31, 2018: € 232k). INVENTORIES As of the reporting date, inventories amounted to € 288k (December 31, 2018: € 245k) and consisted exclusively of raw materials, supplies, and production materials. TRADE ACCOUNTS RECEIVABLE As of December 31 , 2019 , MorphoSys AG recorded trade accounts receivable of € 15 , 162 k (December 31 , 2018 : € 17 , 823 k) . All trade accounts receivable are due within one year . Based on the Management Board’s assessment, valuation allowances were not made in the 2019 and 2018 financial years . RECEIVABLES DUE FROM AFFILIATED COMPANIES On December 31 , 2019 , receivables due from affiliated companies amounted to € 36 , 394 k (December 31 , 2018 : € 2 , 983 k) . In the reporting year, these consisted of receivables under a master loan agreement with MorphoSys US Inc . for the amount of € 30 , 045 k (December 31 , 2018 : € 0 k), as well as trade accounts receivable due from affiliated companies in the amount of € 6 , 349 k (December 31 , 2018 : € 2 , 983 k) .

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 96 Notes to the Financial Statements OTHER ASSETS Other assets totaled € 302,396k as of December 31, 2019 (December 31, 2018: € 324,799k). As of December 31 , 2019 , the Company held financial assets of € 292 , 955 k . These were recorded under other assets and comprised various fixed deposits (December 31 , 2018 : € 315 , 824 k) . Interest income from these financial assets was recognized in the statement of income under the line item other interest and similar income . The risk associated with these financial instruments is primarily bank credit risk . There was no indication of impairment in the 2019 financial year . As of 31 December 2019, other assets with a remaining term of more than one year related exclusively to time deposits with fixed or variable interest rates and corporate bonds with fixed interest rates. Combination drugs in the amount of € 4,790k were recognized in other assets (December 31, 2018: € 5,392k). Lease security deposits amounting to € 671k (December 31, 2018: € 671k) were recognized separately under other assets. Other assets also contained a receivable due from tax authorities from excess VAT payments of € 3,480k (December 31, 2018: € 2,669k). An impairment on other assets was recognized in 2019 in the amount of € 652k (December 31, 2018: € 4,845k). SECURITIES Securities consisted of marketable securities in the amount of € 15 , 765 k (December 31 , 2018 : € 94 , 581 k) . As of December 31 , 2019 , impairments due to unrealized losses on marketable securities amounted to € 1 k (December 31 , 2018 : € 137 k) . The change of € - 136 k was recognized in profit and loss . COMMON STOCK On December 31, 2019, the Company had common stock in the amount of € 31,958k (December 31, 2018: € 31 , 840 k), divided into 31 , 957 , 958 no - par - value bearer shares (December 31 , 2018 : 31 , 839 , 572 shares) . With the exception of the 225 , 800 treasury shares (December 31 , 2018 : 281 , 036 treasury shares) held by the Company, the shares concerned are bearer shares with dividend entitlements and voting rights with each share carrying one vote at the Annual General Meeting . The common stock increased by € 118 , 386 , or 118 , 386 shares, following the exercise of 118 , 386 convertible bonds granted to the Management Board and former employees. The weighted - average exercise price of the convertible bonds exercised amounted to € 31.88. TREASURY STOCK The nominal value of the Company’s treasury stock is offset against the common stock. The development of treasury stock is shown below.

Notes to the Financial Statements 97 Number of C o mp an y Sha r e s Value of C a p i ta l Subscribed in € Treasury Stock as of December 31, 2010 79,896 79,896 Repurchase of Treasury Stock 84,019 84,019 Treasury Stock as of December 31, 2011 163,915 163,915 Repurchase of Treasury Stock 91,500 91,500 Treasury Stock as of December 31, 2012 255,415 255,415 Repurchase of Treasury Stock 84,475 84,475 Treasury Stock as of December 31, 2013 339,890 339,890 Repurchase of Treasury Stock 111,000 111,000 Treasury Stock as of December 31, 2014 450,890 450,890 Repurchase of Treasury Stock 88,670 88,670 Transfer of Treasury Stock (104,890) (104,890) Treasury Stock as of December 31, 2015 434,670 434,670 Repurchase of Treasury Stock 52,295 52,295 Transfer of Treasury Stock (90,955) (90,955) Treasury Stock as of December 31, 2016 396,010 396,010 Transfer of Treasury Stock (76,332) (76,332) Treasury Stock as of December 31, 2017 319,678 319,678 Transfer of Treasury Stock (38,642) (38,642) Treasury Stock as of December 31, 2018 281,036 281,036 Transfer of Treasury Stock (55,236) (55,236) Treasury Stock as of December 31, 2019 225,800 225,800 MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 As of December 31, 2019, treasury stock amounted to 0.87% (December 31, 2018: 0.88%) of common stock. The cause of this decline was the transfer of 52 , 328 of the Company’s own shares to the Management Board and Senior Management Group under the performance - based 2015 Long - Term Incentive Plan (LTI Plan) amounting to € 1 , 934 k . The vesting period for this LTI Plan expired on April 1 , 2019 and provides or provided beneficiaries with an eight - month option to acquire a total of 52 , 328 shares . In addition, 2 , 908 treasury shares valued at € 107 , 480 were transferred to related parties . As a result, the number of MorphoSys shares held by the Company as of December 31 , 2019 equaled 225 , 800 (December 31 , 2018 : 281 , 036 ) . The repurchased shares may be used for all purposes set forth in the authorization granted by the Annual General Meeting on May 23 , 2014 and, specifically, for existing and future employee participation schemes and/or to finance acquisitions . They may also be canceled . AUTHORIZED AND CONDITIONAL CAPITAL The number of authorized common shares increased from 14 , 684 , 291 on December 31 , 2018 to 14 , 843 , 488 on the reporting date . At the Annual General Meeting on May 22 , 2019 , Authorized Capital 2019 - I in the amount of € 159 , 197 was created . Under the terms of Authorized Capital 2019 - I, the Management Board, with the Supervisory Board’s approval, has been authorized to increase the Company’s common stock once or several times until April 30 , 2024 (inclusive) up to a total of € 159 , 197 , by issuing up to 159 , 197 new, no - par - value bearer shares .

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 98 Notes to the Financial Statements The number of ordinary shares of conditional capital compared to December 31 , 2018 decreased from 6 , 459 , 146 to 6 , 340 , 760 shares due to the exercise of 118 , 386 conversion rights in 2019 . The reduction in ordinary shares of conditional capital through the exercise of 118 , 386 conversion rights was entered in the commercial register in January 2020 . ADDITIONAL PAID - IN CAPITAL In the 2019 financial year, additional paid - in capital developed as follows : in 000's € Status on January 1, 2019 610 , 970 Additions in connection with the Exercise of Convertible Bonds 3,655 Additions in connection with the Transfer of Treasury Stock 1,579 Status on December 31, 2019 616 , 204 The rise in additional paid - in capital totaling € 5,234k resulted from the exercise of convertible bonds and the issue of treasury shares to the Management Board, the Senior Management Group and related parties. EARNINGS RESERVES Other earnings reserves amounted to € 18,788k (December 31, 2018: € 16,802k) and developed in the 2019 financial year as follows: in 000's € Other earnings reserve as of January 1, 2019 16 , 802 Settlement with the difference from transfer of Treasury Stock by Allocation to Other Earnings Reserves 1,986 Other earnings reserve as of December 31, 2019 18 , 788 The increase of € 1 , 986 k resulted solely from the reclassification of other provisions related to the allocation of treasury shares under the 2015 Long - Term Incentive Plan and the one - time allocations to the Company’s Management Board, Senior Management Group and related parties . ACCUMULATED DEFICIT The prior year’s accumulated deficit developed in the reporting year as follows : in 000's € Accumulated Deficit as of January 1, 2019 ( 178 , 659) Net loss (83,079) Accumulated Deficit as of December 31, 2019 ( 261 , 738) The Company’s net loss for the 2019 financial year of € - 83 , 079 k was offset against the prior year’s accumulated deficit ( € - 178 , 659 k) . MorphoSys AG’s accumulated deficit for the 2019 financial year amounted to € - 261 , 738 k (December 31 , 2018 : accumulated deficit of € - 178 , 659 k) .

Notes to the Financial Statements 99 STOCK OPTIONS 2017 STOCK OPTION PLAN On April 1 , 2017 , MorphoSys established a stock option plan (SOP) for the Management Board, the Senior Management Group and selected employees of the Company who are not members of the Senior Management Group (beneficiaries) . The grant date was April 1 , 2017 , and the vesting period/performance period is four years . Each stock option grants up to two subscription rights to shares in the Company . The subscription rights vest each year by 25 % within the four - year vesting period, provided that the performance criteria specified for the respective period have been 100 % fulfilled . The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index . The program’s performance criteria can be met annually up to a maximum of 200% . If the share price development falls short of the program’s performance parameters, the target achievement for that year is 0% . The exercise price, derived from the average market price of the Company’s shares in the XETRA closing auction on the Frankfurt Stock Exchange from the 30 trading days prior to the issue of the bonds, is € 55 . 52 . MorphoSys reserves the right to settle the exercise of stock options through newly created shares from Conditional Capital 2016 - III, the issuance of treasury shares or in cash . The exercise period is three years after the end of the four - year vesting period/performance period, which is March 31 , 2024 . If a member of the Management Board loses his or her position at MorphoSys Group through termination (or the Management Board member terminates the service contract), resignation, death, injury, disability or the attainment of retirement age (receipt of a standard retirement pension, early - retirement pension or disability pension, as long as the requirements for the disability pension entitlement are met) or under other circumstances subject to the Supervisory Board’s discretion, the Management Board member (or the member’s heirs) is entitled to a precise daily pro rata amount of subscription rights . If a member of the Management Board loses his or her position at MorphoSys Group for good reason as defined by Section 626 (2) of the German Civil Code (BGB), all unexercised stock options will be forfeited without any entitlement to compensation . If a change of control occurs during the four - year vesting period, the stock options will become fully vested . In this case, however, the right to exercise the stock options arises only at the end of the four - year vesting period . As of April 1 , 2017 , a total of 81 , 157 stock options had been granted to the beneficiaries, of which 40 , 319 had been granted to the Management Board (further details can be found in the table "Remuneration of the Management Board"), 37 , 660 to the Senior Management Group and 3 , 178 to selected Company employees who do not belong to the Senior Management Group . The original number of stock options granted was based on 100 % target achievement . Based on the achievement of performance criteria to date, the target achievement is expected to be 130 . 9% . For performance criteria that have not yet been met, 100 % target achievement is assumed . Under this assumption, the total number of subscription rights to be exercised, i . e . , the total number of shares to be issued at the end of the four - year vesting period/performance period would currently increase to 95 , 222 shares . The MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 100 Notes to the Financial Statements fair value of the stock options on the grant date (April 1 , 2017 ) was € 21 . 41 per stock option . In the period from the grant date to December 31 , 2019 , seven beneficiaries left MorphoSys, resulting in the forfeiture of 8 , 398 stock options . For the calculation of personnel expenses resulting from share - based payment under the 2017 Stock Option Plan, the assumption is that two beneficiaries would leave the Company during the four - year period . This assumption has been updated since 2018 . 2018 STOCK OPTION PLAN On April 1 , 2018 , MorphoSys established a stock option plan (SOP) for the Management Board, the Senior Management Group and selected Company employees who are not members of the Senior Management Group (beneficiaries) . The grant date was April 1 , 2018 , and the vesting period/performance period is four years . Each stock option grants up to two subscription rights to shares in the Company . The subscription rights vest each year by 25 % within the four - year vesting period, provided that the performance criteria specified for the respective period have been 100 % fulfilled . The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index . The program’s performance criteria can be met annually up to a maximum of 200% . If the share price development falls short of the program’s performance parameters, the target achievement for that year is 0% . The exercise price, derived from the average market price of the Company’s shares in the XETRA closing auction on the Frankfurt Stock Exchange from the 30 trading days prior to the issue of the stock options, is € 81 . 04 . MorphoSys reserves the right to settle the exercise of stock options using either newly created shares from Conditional Capital 2016 - III, issuing treasury shares or in cash should the exercise from Conditional Capital 2016 - III not be possible . The exercise period is three years after the end of the four - year vesting period/performance period, which is March 31 , 2025 . If a member of the Management Board loses his or her position at MorphoSys Group prior to the end of the four - year vesting period/performance period, the Management Board member (or the member’s heirs) is entitled to a precise daily pro rata amount of subscription rights . If a member of the Management Board loses his or her position at MorphoSys Group for good reason as defined by Section 626 (2) of the German Civil Code (BGB), all unexercised stock options will be forfeited without any entitlement to compensation . If a cumulative absence of more than 90 days occurs during the four - year vesting period/performance period, the beneficiary is entitled to a precise daily pro rata amount of subscription rights . Absence is defined as either a continued period of lost work time due to illness or inactivity of a beneficiary or employment relationship without continued pay . If a change of control occurs during the four - year vesting period, the stock options will become fully vested . In this case, however, the right to exercise the stock options arises only at the end of the four - year vesting period . As of April 1 , 2018 , a total of 67 , 778 stock options had been granted to beneficiaries, of which 29 , 312 had been granted to the Management Board (further details can be found in the table "Remuneration of the Management Board"), 34 , 276 to the Senior Management Group and 4 , 190 to selected Company

Notes to the Financial Statements 101 employees who do not belong to the Senior Management Group . The stated number of stock options granted is based on 100 % target achievement . Based on the achievement of performance criteria to date, the target achievement is expected to be 105 . 9% . For performance criteria that have not yet been met, 100 % target achievement is assumed . Under this assumption, the total number of subscription rights to be exercised, i . e . , the total number of shares to be issued at the end of the four - year holding period/performance period would currently increase to 68 , 341 shares . The fair value of the stock options on the grant date (April 1 , 2018 ) was € 30 . 43 per stock option . In the period from the grant date to December 31 , 2019 , three beneficiaries left MorphoSys, resulting in the forfeiture of 2 , 443 stock options .. For the calculation of personnel expenses resulting from share - based payment under the 2018 Stock Option Plan, the assumption is that four beneficiaries would leave the Company during the four - year period . 2019 STOCK OPTION PLAN On April 1 , 2019 , MorphoSys established a stock option plan (SOP) for the Management Board, the Senior Management Group and selected employees of the Company who are not members of the Senior Management Group (beneficiaries) . The grant date was April 1 , 2019 , and the vesting period/performance period is four years . Each stock option grants up to two subscription rights to shares in the Company . The subscription rights vest each year by 25 % within the four - year vesting period, provided that the performance criteria specified for the respective period have been 100 % fulfilled . The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index . The program’s performance criteria can be met annually up to a maximum of 200% . If the share price development falls short of the program’s performance parameters, the target achievement for that year is 0% . The exercise price, derived from the average market price of the Company’s shares in the XETRA closing auction on the Frankfurt Stock Exchange from the 30 trading days prior to the issue of the stock options, is € 87 . 86 . MorphoSys reserves the right to settle the exercise of stock options through either newly created shares from Conditional Capital 2016 - III or, alternatively, by issuing treasury shares or in cash should the exercise from Conditional Capital 2016 - III not be possible . The exercise period is three years after the end of the four - year vesting period/performance period, which is March 31 , 2026 . If a member of the Management Board loses his or her position at MorphoSys Group prior to the end of the four - year vesting period/performance period, the Management Board member (or the member’s heirs) is entitled to a precise daily pro rata amount of subscription rights . If a member of the Management Board loses his or her position at MorphoSys Group for good reason as defined by Section 626 (2) of the German Civil Code (BGB), all unexercised stock options will be forfeited without any entitlement to compensation . If a cumulative absence of more than 90 days occurs during the four - year vesting period/performance period, the beneficiary is entitled to a precise daily pro rata amount of subscription rights . Absence is defined as either a continued period of lost work time due to illness or inactivity of a beneficiary or employment relationship without continued pay . MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 102 Notes to the Financial Statements If a change of control occurs during the four - year vesting period, the stock options will become fully vested . In this case, however, the right to exercise the stock options arises only at the end of the four - year vesting period . As of April 1 , 2019 , a total of 76 , 482 stock options had been granted to beneficiaries, of which 31 , 395 had been granted to the Management Board (further details can be found in the table "Remuneration of the Management Board"), 38 , 005 to the Senior Management Group and 7 , 082 to selected Company employees who do not belong to the Senior Management Group . The stated number of stock options granted is based on 100 % target achievement . The fair value of the stock options on the grant date was € 31 . 81 per stock option . In the period from the grant date to December 31 , 2019 , one beneficiary left MorphoSys, resulting in the forfeiture of 267 stock options . For the calculation of personnel expenses resulting from share - based payment under the 2019 Stock Option Plan, the assumption is that four beneficiaries would leave the Company during the four - year period . On October 1 , 2019 , MorphoSys established a further stock option plan (SOP) for one member of the Management Board . The terms and conditions were identical to those of the program established on April 1 , 2019 . A total of 57 , 078 stock options were granted . The exercise price is € 106 . 16 . The fair value of the stock options on the grant date was € 35 . 04 per stock option . CONVERTIBLE BONDS 2013 CONVERTIBLE BOND PROGRAM On April 1 , 2013 , MorphoSys AG granted the Management Board and members of the Senior Management Group (beneficiaries) convertible bonds with a total nominal value of € 225 , 000 , divided into 449 , 999 no - par - value bearer bonds with equal rights from “Conditional Capital 2008 - III” . The beneficiaries have the right to convert the bonds into Company shares . Each convertible bond can be exchanged for one of the Company’s no - par - value bearer shares equal to the proportional amount of common stock, which currently stands at € 1 . Exercise of the convertible bonds is subject to several conditions, such as the achievement of performance targets, the expiration of vesting periods, the exercisability of the conversion rights, the existence of an employment or service contract that is not under notice and the commencement of the exercise period . The conversion price amounted to € 31 . 88 and was derived from the Company’s share price in the XETRA closing auction of the Frankfurt Stock Exchange on the trading day preceding the issue of the convertible bonds . The exercise of the conversion rights is admissible since, on at least one trading day during the lifetime of the convertible bonds, the share price of the Company has risen to more than 120 % of the price in the XETRA closing auction of the Frankfurt Stock Exchange on the trading day preceding the issue of the convertible bonds . The table below shows the development of the Company’s convertible bond programs for employees in the 2019 and 2018 financial years .

Notes to the Financial Statements 103 Convertible Bonds W e ig ht ed - a v e r a g e P r i ce € Outstanding as of January 1, 2018 175 , 570 31.88 Granted 0 0 . 00 Exercised (32,537) 31 . 88 Forfeited 0 0 . 00 Expired 0 0 . 00 Outstanding as of December 31, 2018 143 , 033 31.88 Outstanding as of January 1, 2019 143 , 033 31.88 Granted 0 0 . 00 Exercised (118,386) 31 . 88 Forfeited 0 0 . 00 Expired 0 0 . 00 Outstanding as of December 31, 2019 24 , 647 31.88 MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 From the grant date until December 31 , 2019 , one beneficiary left MorphoSys and, therefore, 13 , 414 convertible bonds were forfeited . As of December 31 , 2019 , the number of vested convertible bonds totaled 24 , 647 shares (December 31 , 2018 : 143 , 033 shares) . The following overview includes the weighted - average exercise price as well as information on the contract duration of significant groups of convertible bonds on December 31 , 2019 . R e m a i n i ng W e ig ht ed - W e ig ht ed - N u mb e r C o nt r a c tu a l a v e r a g e N u mb e r a v e r a g e Range of Exercise O u t st a n d i n L i fe E x e rc i s e E x e rc i sa b E x e rc i s e Prices g (in Years) Price ( € ) le Price ( € ) € 25.00 - € 40.00 24,647 0 . 25 31 . 88 24,647 31 . 88 24 , 647 0.25 31.88 24 , 647 31.88 LONG - TERM INCENTIVE PLANS 2015 LONG - TERM INCENTIVE PLAN On April 1 , 2015 , MorphoSys established a Long - Term Incentive Plan (LTI Plan) for the Management Board and the Senior Management Group (beneficiaries) . The vesting period for this LTI Plan expired on April 1 , 2019 . The LTI Plan is a performance - related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved . These criteria are evaluated annually by the Supervisory Board . The performance criteria are based on a mathematical comparison of the absolute and relative performance of the MorphoSys share price against the Nasdaq Biotech Index and the TecDAX Index . Achievement of these criteria was set at 100 % for one year, 94 % for one year and 200 % for two years . In addition, the Supervisory Board set a “company factor”

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 104 Notes to the Financial Statements as “ 1 ”, which determines the number of performance shares to be issued . Based on these conditions and the set factor, 52 , 328 performance shares of MorphoSys AG were transferred to the beneficiaries after the four - year vesting period in the period ending December 31 , 2019 . In August 2019 , the original six - month transfer period for the performance shares was extended from October 14 , 2019 to December 31 , 2019 , which had no impact on the fair value of the performance shares and the period over which compensation expense is recognized . The Management Board received 19 , 815 performance shares (further details can be found in the table "Remuneration of the Management Board"), the Senior Management Group received 18 , 798 performance shares . A total of 13 , 715 performance shares were granted to former members of the Management Board and the Senior Management Group who have since left the Company . In 2019 , personnel expenses resulting from performance shares under the 2015 LTI Plan amounted to € 710 k ( 2018 : € 1 , 037 k) . 2016 LONG - TERM INCENTIVE PLAN On April 1 , 2016 , MorphoSys established a Long - Term Incentive Plan (LTI Plan) for the Management Board and the Senior Management Group (beneficiaries) . The LTI Plan is a performance - related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved . These criteria are evaluated annually by the Supervisory Board . The grant date was April 1 , 2016 , and the vesting/performance period is four years . If the predefined key performance criteria for the respective period are fully met, 25 % of the performance shares become vested in each year of the four - year vesting period . The number of performance shares vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index . The number of performance shares vested each year will be reduced or increased to the extent that the performance criteria of the respective year have been achieved between only 50 % and 99 . 9% (< 100% ) or the achievement of the performance criteria has exceeded 100% (maximum 200% ) . If in one year the performance criteria are met by less than 50% , no performance shares will become vested in that year . In any case, the maximum payout at the end of the four - year period is limited by a factor determined by the Group, which generally amounts to " 1 " . However, in justified cases, the Supervisory Board may set this factor freely between " 0 " and " 2 ", for example, if the level of payment is regarded as unreasonable in view of the general development of the Company . The right to receive a specific allocation of performance shares under the LTI Plan, however, occurs only at the end of the four - year vesting/performance period . At the end of the four - year waiting period, there is a six - month exercise period during which the Company can transfer the performance shares to the beneficiaries . The beneficiaries are free to choose the award date within this exercise period . If the number of repurchased shares is not sufficient to service the LTI Plan, MorphoSys reserves the right to pay a specific amount of the LTI Plan in cash in the amount of the performance shares at the end of the vesting period, provided the cash amount does not exceed 200 % of the fair value of the performance shares on the grant date . If a member of the Management Board loses his or her position at MorphoSys due to termination (or if the Management Board member terminates the service contract), resignation, death, injury, disability, by reaching retirement age (receipt of a standard retirement pension, early - retirement pension or disability pension, as long as the requirements for the disability pension entitlement are met) or under

Notes to the Financial Statements 105 other circumstances subject to the Supervisory Board’s discretion, the Management Board member (or the member’s heirs) is entitled to a precise daily pro rata amount of performance shares . If a member of the Management Board loses his or her position at MorphoSys for good reason as defined by Section 626 (2) of the German Civil Code (BGB) and/or as defined by Section 84 (3) of the German Stock Corporation Act (AktG), the beneficiary will not be entitled to performance shares . If a change of control occurs during the four - year vesting period, all performance shares will become fully vested . In this case, the right to receive a specific allocation of performance shares under the LTI Plan occurs only at the end of the four - year vesting period . A total of 68 , 143 treasury shares were allocated to beneficiaries on April 1 , 2016 , with 35 , 681 performance shares allocated to the Management Board (further details can be found in the table "Remuneration of the Management Board"), and 32 , 462 performance shares to the Senior Management Group . The original number of performance shares allocated was based on the 100 % target achievement of the performance criteria and a company factor of " 1 " . Based on the achievement of performance criteria to date, the overall achievement of the target is expected to be 148 . 5% . For performance criteria that have not yet been met, 100 % target achievement is assumed . Under this assumption, the total number of performance shares to be allocated at the end of the four - year vesting period/performance period would currently increase to 84 , 290 shares . The fair value of the performance shares on the grant date (April 1 , 2016 ) was € 46 . 86 per share . No dividends were included in the determination of the fair value of the performance shares because the Company does not intend to distribute any dividends in the foreseeable future . From the grant date until December 31 , 2019 , nine beneficiaries left MorphoSys, and therefore 10 , 998 performance shares were forfeited . For the calculation of the personnel expenses from share - based payment under the 2016 LTI Plan, it was initially assumed that one beneficiary would leave the Company during the four - year period . This assumption was updated in 2018 . In 2019 , personnel expenses resulting from performance shares under the Company’s 2016 LTI Plan amounted to € 1 , 470 k ( 2018 : € 1 , 074 k) . 2017 LONG - TERM INCENTIVE PLAN On April 1 , 2017 , MorphoSys established another Long - Term Incentive Plan (LTI Plan) for the Management Board, the Senior Management Group and selected employees of the Company who are not members of the Senior Management Group (beneficiaries) . The LTI Plan is a performance - related share plan and will be paid out in ordinary shares of MorphoSys AG if predefined key performance criteria are achieved . The grant date was April 1 , 2017 , and the vesting/performance period is four years . If the predefined performance criteria for the respective period are fully met, 25 % of the performance shares become vested in each year of the four - year vesting period . The number of performance shares vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index . The performance criteria can be met annually up to a maximum of 300 % and up to 200 % for the entire four - year period . If the specified performance criteria are met by less than 0 % in one year, " 0 " shares will be earned for that year (entitlement) . In any case, the maximum payout at the end of the four - year period is limited by a factor determined by the Group, which generally amounts to " 1 " . However, in justified cases, the Supervisory Board may set this factor freely between " 0 " and " 2 ", for example, if the level of payment is regarded as unreasonable in view of the Company’s general development . The right to receive a specific allocation of MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 106 Notes to the Financial Statements performance shares under the LTI Plan, however, occurs only at the end of the four - year vesting/performance period . At the end of the four - year waiting period, there is a six - month exercise period during which the Company can transfer the performance shares to the beneficiaries . The beneficiaries are free to choose the award date within this exercise period . If the number of repurchased shares is not sufficient for servicing the LTI Plan, MorphoSys reserves the right to pay a specific amount of the LTI Plan in cash in the amount of the performance shares at the end of the vesting period, provided the cash amount does not exceed 200 % of the fair value of the performance shares on the grant date . If a member of the Management Board loses his or her position at MorphoSys Group because of termination (or if the Management Board member terminates the service contract), resignation, death, injury, disability, by reaching retirement age (receipt of a standard retirement pension, early - retirement pension or disability pension, as long as the requirements for the disability pension entitlement are met) or under other circumstances subject to the Supervisory Board’s discretion, the Management Board member (or the member’s heirs) is entitled to performance shares determined on a precise daily pro rata basis . If a member of the Management Board loses his or her position at MorphoSys Group for good reason as defined by Section 626 (2) of the German Civil Code (BGB) and/or as defined by Section 84 (3) of the German Stock Corporation Act (AktG), the beneficiary will not be entitled to performance shares . If a change of control occurs during the four - year vesting period, all performance shares will become fully vested . In this case, the right to receive a specific allocation of performance shares under the LTI Plan occurs only at the end of the four - year vesting period . A total of 31 , 549 treasury shares were allocated to beneficiaries on April 1 , 2017 , with 15 , 675 performance shares allocated to the Management Board (further details can be found in the table "Remuneration of the Management Board"), 14 , 640 performance shares allocated to the Senior Management Group and 1 , 234 performance shares allocated to selected employees of the Company who are not members of the Senior Management Group . The original number of performance shares allocated was based on the 100 % target achievement of the performance criteria and a company factor of " 1 " . Based on the achievement of performance criteria to date, the overall achievement of the target is expected to be 155% . For performance criteria that have not yet been met, 100 % target achievement is assumed . Under this assumption, the total number of performance shares to be allocated at the end of the four - year vesting period/performance period would currently increase to 48 , 832 shares . The fair value of the performance shares on the grant date (April 1 , 2017 ) was € 70 . 52 per share . From the grant date until December 31 , 2019 , eight beneficiaries left MorphoSys, and therefore 1 , 711 performance shares were forfeited . For the calculation of the personnel expenses from share - based payment under the 2017 LTI Plan, the assumption is that two beneficiaries would leave the Company during the four - year period . This assumption was updated in 2018 . In 2019 , personnel expenses resulting from performance shares under the Company’s 2017 LTI Plan amounted to € 1 , 107 k ( 2018 : € 962 k) .

Notes to the Financial Statements 107 2018 LONG - TERM INCENTIVE PLAN On April 1 , 2018 , MorphoSys established another Long - Term Incentive Plan (LTI Plan) for the Management Board, the Senior Management Group and selected employees of the Company who are not members of the Senior Management Group (beneficiaries) . The LTI Plan is a performance - related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved . The grant date was April 1 , 2018 , and the vesting/performance period is four years . If the predefined performance criteria for the respective period are 100 % met, 25 % of the performance shares become vested in each year of the four - year vesting period . The number of performance shares vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index . The performance criteria can be met annually up to a maximum of 300 % and up to 200 % for the entire four - year period . If the specified performance criteria are met by less than 0 % in one year, no shares will be earned for that year (entitlement) . In any case, the maximum payout at the end of the four - year period is limited by a factor determined by the Group, which generally amounts to " 1 " . However, in justified cases, the Supervisory Board may set this factor freely between " 0 " and " 2 ", for example, if the level of payment is regarded as unreasonable in view of the general development of the Company . The right to receive a specific allocation of performance shares under the LTI Plan, however, occurs only at the end of the four - year vesting/performance period . At the end of the four - year waiting period, there is a six - month exercise period during which the Company can transfer the performance shares to the beneficiaries . The beneficiaries are free to choose the award date within this exercise period . If the number of repurchased shares is not sufficient for servicing the LTI Plan, MorphoSys reserves the right to pay a specific amount of the LTI Plan in cash in the amount of the performance shares at the end of the vesting period, provided the cash amount does not exceed 200 % of the fair value of the performance shares on the grant date . If a member of the Management Board loses his or her position at MorphoSys Group before the end of the vesting/performance period, the Management Board member (or the member’s heirs) is entitled to performance shares determined on a precise daily pro rata basis . If a member of the Management Board loses his or her position at MorphoSys Group for good reason as defined by Section 626 (2) of the German Civil Code (BGB) and/or as defined by Section 84 (3) of the German Stock Corporation Act (AktG), the beneficiary will not be entitled to performance shares . If a cumulative absence of more than 90 days occurs during the four - year vesting period/performance period, the beneficiary is entitled to a precise daily pro rata amount of performance shares . Absence is defined as either a continued period of lost work time due to illness or inactivity of a beneficiary or employment relationship without continued pay . If a change of control occurs during the four - year vesting period, all performance shares will become fully vested . In this case, the right to receive a specific allocation of performance shares under the LTI Plan occurs only at the end of the four - year vesting period . As of April 1 , 2018 , a total of 20 , 357 treasury shares were allocated to beneficiaries with 8 , 804 performance shares allocated to the Management Board (further details can be found in the table "Remuneration of the Management Board"), 10 , 291 performance shares allocated to the Senior MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 108 Notes to the Financial Statements Management Group and 1 , 262 to performance shares allocated to selected employees of the Company who are not members of the Senior Management Group . The stated number of shares allocated is based on the 100 % target achievement of the performance criteria and a factor of " 1 " . Based on the achievement of performance criteria to date, the overall achievement of the target is expected to be 105% . For performance criteria that have not yet been met, 100 % target achievement is assumed . Under this assumption, the total number of performance shares to be allocated at the end of the four - year vesting period/performance period would currently increase to 21 , 163 shares . The fair value of the performance shares on the grant date (April 1 , 2018 ) was € 103 . 58 per share . From the grant date until December 31 , 2019 , four beneficiaries left MorphoSys, resulting in the forfeiture of 703 performance shares . For the calculation of personnel expenses from share - based payment under the 2018 LTI Plan, the assumption is that four beneficiaries would leave the Company during the four - year period . In 2019 , personnel expenses resulting from performance shares under the Group’s 2018 LTI Plan amounted to € 847 k ( 2018 : € 962 k) . 2019 LONG - TERM INCENTIVE PLAN On April 1 , 2019 , MorphoSys established another Long - Term Incentive Plan (LTI Plan) for the Management Board, the Senior Management Group and selected employees of the Company who are not members of the Senior Management Group (beneficiaries) . The LTI Plan is a performance - related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved . The grant date was April 1 , 2019 , and the vesting/performance period is four years . If the predefined performance criteria for the respective period are 100 % met, 25 % of the performance shares become vested in each year of the four - year vesting period .. The number of performance shares vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index . The performance criteria can be met annually up to a maximum of 300 % and up to 200 % for the entire four - year period . If the specified performance criteria are met by less than 0 % in one year, no shares will be earned for that year (entitlement) . In any case, the maximum payout at the end of the four - year period is limited by a factor determined by the Group, which generally amounts to " 1 " . However, in justified cases, the Supervisory Board may set this factor freely between " 0 " and " 2 ", for example, if the level of payment is regarded as unreasonable in view of the general development of the Company . The right to receive a specific allocation of performance shares under the LTI Plan, however, occurs only at the end of the four - year vesting/performance period . At the end of the four - year vesting period, there is a six - month exercise period during which the Company can transfer the performance shares to the beneficiaries . If the number of repurchased shares is not sufficient for servicing the LTI Plan, MorphoSys reserves the right to pay a specific amount of the LTI Plan in cash in the amount of the performance shares at the end of the vesting period, provided the cash amount does not exceed 200 % of the fair value of the performance shares on the grant date . If a member of the Management Board loses his or her position at MorphoSys Group before the end of the vesting/performance period, the Management Board member (or the member’s heirs) is entitled to performance shares determined on a precise daily pro rata basis . If a member of the Management Board loses his or her position at MorphoSys Group for good reason as defined by Section 626 (2) of the German Civil Code (BGB) and/or as defined by Section 84 (3) of the German Stock Corporation Act (AktG), the beneficiary will not be entitled to performance shares .

Notes to the Financial Statements 109 If a cumulative absence of more than 90 days occurs during the four - year vesting period/performance period, the beneficiary is entitled to a precise daily pro rata amount of performance shares . Absence is defined as either a continued period of lost work time due to illness or inactivity of a beneficiary or employment relationship without continued pay . If a change of control occurs during the four - year vesting period, all performance shares will become fully vested . In this case, the right to receive a specific allocation of performance shares under the LTI Plan occurs only at the end of the four - year vesting period . As of April 1 , 2019 , a total of 22 , 763 treasury shares were allocated to beneficiaries with 9 , 347 performance shares allocated to the Management Board (further details can be found in the table "Remuneration of the Management Board"), 11 , 306 performance shares allocated to the Senior Management Group and 2 , 110 to performance shares allocated to selected employees of the Company who are not members of the Senior Management Group . The stated number of shares allocated is based on the 100 % target achievement of the performance criteria and a company factor of " 1 " . The fair value of the performance shares on the grant date was € 106 . 85 per share . From the grant date until December 31 , 2019 , one beneficiary left MorphoSys, resulting in the forfeiture of 137 performance shares . For the calculation of personnel expenses from share - based payment under the 2019 LTI Plan, the assumption is that four beneficiaries would leave the Company during the four - year period . In 2019 , personnel expenses resulting from performance shares under the Company’s 2019 LTI Plan amounted to € 860 k . MORPHOSYS US INC . – 2019 LONG - TERM INCENTIVE PROGRAM On April 1 , 2019 , MorphoSys established a Long - Term Incentive Plan (LTI Plan) for the President and selected employees of MorphoSys US Inc . (beneficiaries) . The LTI Plan is a performance - related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved . The plan has a term of four years and comprises four one - year performance periods . If the predefined performance criteria for the respective period are fully met, 25 % of the performance shares become vested in each year . The number of shares vested per year is calculated based on key performance criteria of MorphoSys US Inc . during the annual performance period . The performance criteria can be met up to a maximum of 125 % per year . If less than 0 % of the defined performance criteria are met in any one year, no shares will be vested for that year . After the end of each one - year performance period, there is a six - month period during which the performance shares can be transferred from the Company to the beneficiaries . If the number of repurchased shares is not sufficient for servicing the LTI Plan, MorphoSys reserves the right to pay a specific amount of the LTI Plan in cash in the amount of the performance shares at the end of the vesting period, provided the cash amount does not exceed 200 % of the average market price of one share of the Company in the XETRA closing auction on the Frankfurt Stock Exchange during the 30 trading days preceding the grant of the performance shares . If a beneficiary loses his or her position or ends his or her employment at MorphoSys US Inc . before the end of the performance period, the beneficiary will be entitled to performance shares determined on a precise daily pro rata basis for performance periods that have ended or started . As of April 1 , 2019 , a total of 14 , 283 treasury shares was allocated to US beneficiaries, of which 5 , 065 treasury share were granted to the President and 9 , 218 to selected employees of MorphoSys US Inc . MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 110 Notes to the Financial Statements The stated number of shares allocated is based on 100 % target achievement . The fair value of the performance shares on December 31 , 2019 was € 126 . 80 per share . In the period from April 1 to December 31 , 2019 , one US beneficiary left MorphoSys US Inc . , resulting in the forfeiture of 1 , 815 performance shares . For the calculation of personnel expenses resulting from share - based payment under the 2019 LTI Plan, the assumption is that one beneficiary would leave the Company during the four - year period . In 2019 , personnel expenses resulting from performance shares under the Company’s 2019 LTI Plan are passed on to MorphoSys US Inc . SHARE PLAN On September 10 , 2018 , MorphoSys established a share plan for one employee of MorphoSys US Inc . In accordance with IFRS 2 , this program was considered a share - based payment program with settlement in equity instruments (treasury shares of MorphoSys AG) . The grant date was September 25 , 2018 , the fair value on the grant date was € 91 . 90 per share and the vesting period was one year . The total number of shares granted was calculated by dividing the total plan value of US $ 370 , 000 by the average XETRA share price on the Frankfurt Stock Exchange over the 30 trading days prior to the start date of the program ( € 102 . 95 ) . As a result, the share plan comprised a maximum of 3 , 104 shares . At the end of the vesting period in 2019 , all of the shares were transferred to the beneficiary . In 2019 , personnel expenses resulting from performance shares under the Company’s share plan are passed on to MorphoSys US Inc . MORPHOSYS US INC . – RESTRICTED STOCK UNIT PLAN ( RSUP) On October 1 , 2019 , MorphoSys established a Long - Term Incentive Plan (LTI Plan) for selected employees of MorphoSys US Inc . (beneficiaries) . The LTI Plan is a Restricted Stock Unit Plan (RSUP) and is paid out in shares of MorphoSys AG that are to be created from authorized capital provided predefined performance criteria have been fulfilled . The term of the plan is three years and includes three one - year performance periods . If the predefined performance criteria for the respective period are fully met, 33 . 3 % of the performance shares become vested in each year . The number of performance shares vested per year is calculated based on the key performance criteria of MorphoSys US Inc . and the MorphoSys share price performance during the annual performance period . The performance criteria can be met up to a maximum of 125 % per year . If less than 0 % of the defined performance criteria are met in any one year, no shares will be vested for that year . At the end of the total three - year performance period, the corresponding number of shares eventually vested is calculated, and the shares created from authorized capital are transferred from the Company to the beneficiaries . MorphoSys reserves the right to pay a specific amount of the LTI Plan in cash at the end of the performance period, equal to the value of the performance shares granted . If a beneficiary loses his or her position or terminates his or her employment with MorphoSys US Inc . prior to the end of a one - year performance period, the beneficiary loses his or her entitlement to a pro rata number of performance shares in the relevant one - year performance period and for future performance periods . The beneficiary retains the entitlements from previously completed one - year performance periods .

Notes to the Financial Statements 111 As of October 1 , 2019 , 14 , 990 “Restricted Shares” were granted to US beneficiaries .. The stated number of shares granted is based on 100 % target achievement . The fair value of the performance shares as of October 1 , 2019 was € 98 . 10 per share . From October 1 , 2019 to December 31 , 2019 , no US beneficiary had left MorphoSys US Inc . and therefore no restricted shares were forfeited . For the calculation of personnel expenses resulting from share - based payment under the 2019 LTI Plan, the assumption is that one beneficiary would leave the Company during the four - year period . In 2019 , personnel expenses resulting from performance shares under the MorphoSys US Inc . ’s 2019 RSUP are passed on to MorphoSys US Inc . TAX PROVISIONS As of December 31 , 2019 , MorphoSys AG recognized tax provisions for taxes relating to prior years in the amount of € 95 k (December 31 , 2018 : € 208 k) . OTHER PROVISIONS The provisions cover all identifiable risks and contingent liabilities . They consisted mainly of expenses from the recognition of highly probable milestone payments in connection with the commercialization of tafasitamab ( 2019 : € 33 , 381 k, 2018 : € 0 k), for external laboratory services ( 2019 : € 24 , 368 k, 2018 : € 26 , 166 k), personnel expenses resulting from performance shares under the LTI plans ( 2019 : € 8 , 295 k, 2018 : € 6 , 655 k), bonus payments ( 2019 : € 7 , 816 k ; 2018 : € 4 , 043 k), legal advice ( 2019 : € 435 k ; 2018 : € 1 , 683 k), consulting services ( 2019 : € 1 , 240 k ; 2018 : € 1 , 077 k), outstanding vacation entitlements ( 2019 : € 935k; 2018: € 630k) and license and inventor payments (2019: € 35k; 2018: € 69k). As of December 31 , 2019 , there were provisions of € 3 , 197 k for onerous contracts in connection with expenses from settlement agreements . In accordance with the Company’s hedging policy, highly probable future cash flows and clearly identifiable foreign currency receivables that are expected to be collected within a 12 - month period are reviewed for hedging requirements . As of December 31 , 2019 , there was 1 outstanding forward rate agreement with a term of 1 month and a nominal volume of € 10 , 742 k (December 31 , 2018 : 9 forward rate agreements with a nominal volume of € 8 , 530 k) . The nominal volume is equal to the contract values of the individual forward rate agreements . The fair value of this contract as of December 31 , 2019 is equivalent to an unrealized gross gain of € 396 k (December 31 , 2018 : unrealized gross gain of € 66 k) . MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 112 Notes to the Financial Statements LIABILITIES The maturities of the liabilities are shown in the following overview. All liabilities are unsecured. Remaining Term of Liabilities Total Type up to 1 year 1 to 5 years more than 5 years 12/31/2019 in 000's € 12/31/2018 in 000's € 1. Bonds, thereof convertible 12 0 0 12 72 2. Trade Accounts Payable 6,091 0 0 6,091 6,892 3. Liabilities due to Affiliated Companies 45 1,313 0 1,358 161 4. Other Liabilities 1,312 0 0 1,312 949 thereof Taxes 990 0 0 990 706 BONDS On December 31, 2019, the Company had liabilities related to convertible bonds granted to Management Board members and employees of MorphoSys AG amounting to € 12k (December 31, 2018: € 72k). TRADE ACCOUNTS PAYABLE As of December 31 , 2019 , MorphoSys AG had trade accounts payable of € 6 , 091 k (December 31 , 2018 : € 6 , 892 k) . The year - on - year decline resulted from a lower level of liabilities for external laboratory services that were not yet due on the reporting date . LIABILITIES DUE TO AFFILIATED COMPANIES Liabilities due to affiliated companies amounted to € 1,358k as of December 31, 2019 (December 31, 2018: € 161k) and consisted mainly of liabilities due to MorphoSys US Inc. from the allocation of share - based remuneration. OTHER LIABILITIES Other liabilities as of December 31, 2019, include mainly liabilities to tax authorities for the deduction and payment of income tax in the amount of € 990k (December 31, 2018: € 706k). DEFERRED REVENUE Deferred revenue consists of payments received from customers for which a service was not yet rendered. In the years 2019 and 2018, deferred revenue developed as follows:

Notes to the Financial Statements 113 in 000's € 2019 2018 Opening Balance 952 560 Prepayments Received 8,119 2,386 Revenue Recognized through Release of Prepayments in line with Services Performed (7,385) (1,994) Closing Balance 1 , 686 952 MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 OTHER FINANCIAL OBLIGATIONS The following overview shows other financial obligations from rental and lease agreements, insurance and other services as of December 31, 2019. in 000's € Rent and Leas i n g O t h e r T o t a l 2020 2,878 749 3,627 2021 2,796 21 2,817 2022 2,717 4 2,721 2023 2,686 0 2,686 2024 2,686 0 2,686 more 5,818 0 5,818 Total 19 , 581 774 20 , 355 In addition, future payments may become due from outsourced studies after December 31 , 2019 . These amounts could be substantially lower or incurred at different times if a study were to be terminated prematurely or delayed . in million € G esa mt 2019 up to 1 year 64 . 4 Between one year and five years 100 . 3 more than 5 years 0 .0 Total 164.7 If certain milestones are achieved in the Proprietary Development segment, such as an application for an investigational new drug (IND) with regard to specific target molecules, this may trigger milestone payments to licensors of up to a total amount of US $ 287 million in connection with regulatory events and sales targets Highly probable milestone payments milestone payments in the amount of US $ 37 . 5 million are recognized as intangible asset . Obligations may arise from enforcing the Company’s patents against third parties . It is also conceivable that competitors may challenge the patents of the MorphoSys Group companies . MorphoSys may also come to the conclusion that MorphoSys’s patents or patent families have been infringed upon by

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 114 Notes to the Financial Statements competitors, which may prompt MorphoSys to take legal action against competitors . At present, there are no specific indications that liabilities have occurred as described above . On January 31 , 2019 , MorphoSys announced that it had resolved its dispute with Janssen Biotech and Genmab A/S . The parties agreed to drop their counterclaims in connection with the litigation . MorphoSys withdrew its claims of alleged patent infringement against Janssen Biotech and Genmab A/S and agreed not to appeal against the court order of January 25 , 2019 . Janssen and Genmab withdrew their counterclaims against MorphoSys . Since the 2019 financial year, a master loan agreement with an annual interest rate of 4 . 65 % has been in place between MorphoSys AG and its wholly owned subsidiary MorphoSys US Inc . for a potential total volume of up to € 82 . 0 million, of which € 31 . 0 million had been utilized by December 31 , 2019 . Notes to the Statement of Income REVENUES Revenues in the 2019 financial year decreased year - over - year by 8 . 0 % to € 73 , 177 k ( 2018 : € 79 , 514 k) . In the 2019 financial year, the majority of revenues were generated from the antibody collaborations and license agreements with Janssen, GSK and I - Mab Biopharma ( 2019 : € 63 , 699 k, 2018 : € 22 , 818 k) . This decline was primarily the result of a one - time effect as the year 2018 contained a payment of € 47 . 5 million received after signing of an exclusive global licensing agreement for the development and commercialization of MOR 106 with Novartis Pharma AG . Revenues of the Proprietary Development and Partnered Discovery segments contributed € 35 , 281 k and € 37 , 469 k to total revenues in 2019 ( 2018 : € 54 , 723 k and € 23 , 968 k, respectively) . Revenues not allocated to any of the segments amounted to € 427 k in the reporting year ( 2018 : € 823 k) . Of total revenues, € 670 k ( 2018 : € 836 k) was attributed to domestic revenues and € 33 , 148 k ( 2018 : € 21 , 182 k) to biotechnology and pharmaceutical companies and non - profit organizations based in North America . Revenue in other European countries and Asia amounted to € 39 , 359 k ( 2018 : € 57 , 495 k) . COST OF SALES The cost of sales of € 121 , 739 k ( 2018 : € 90 , 818 k) contains research and development costs consisting of costs for external services of € 61 , 470 k ( 2018 : € 49 , 400 k), personnel expenses of € 36 , 248 k ( 2018 : € 28 , 677 k), costs in connection with intangible assets of € 2 , 744 k ( 2018 : € 2 , 515 k), material costs of € 11 , 416 k ( 2018 : € 2 , 153 k), infrastructure costs of € 6 , 734 k ( 2018 : € 5 , 329 k) and other costs of € 3 , 128 k ( 2018 : € 2 , 743 k) . Costs for external services increased mainly due to higher expenses for external laboratory services in connection with the research and development of tafasitamab . The increase in personnel expenses is mainly due to higher taxable non - cash benefits from the transfer of share - based payments for employees from research and development cost centers compared to 2018 (see also the explanations under "Personnel Expenses") . In 2019 , impairment losses were recognized in the amount of € 105 k for licenses for concessions, industrial property rights and similar rights and assets ( 2018 : € 361 k) .

Notes to the Financial Statements 115 SELLING EXPENSES Selling expenses of € 6,458k (2018: € 6,149k) consisted mainly of personnel expenses in the amount of € 3 , 269 k ( 2018 : € 2 , 490 k), costs for external services of € 2 , 405 k ( 2018 : € 2 , 759 k) and other costs of € 526 k ( 2018 : € 538 k) . GENERAL ADMINISTRATION EXPENSES General and administrative expenses of € 37 , 900 k ( 2018 : € 41 , 118 k) contained primarily personnel expenses of € 29 , 444 k ( 2018 : € 18 , 477 k), costs for external services of € 5 , 963 k ( 2018 : € 19 , 802 k), costs in connection with intangible assets of € 406 k ( 2018 : € 665 k), infrastructure of € 1 , 057 k ( 2018 : € 1 , 258 k) and other costs of € 1 , 026 k ( 2018 : € 916 k) . The increase in personnel expenses is mainly a result of higher taxable non - cash benefits from the transfer of share - based payments for employees from administrative cost centers, which was partially offset by lower personnel expenses from performance shares under LTI plans compared with 2018 (see explanation under "Personnel Expenses") . The decrease in the costs for external services largely resulted from one - time costs of € 15 , 650 k occurring in 2018 that were related to the capital increases carried out in April 2018 . PERSONNEL EXPENSES Personnel expenses of € 68,961k (2018: € 49,645k) consisted of wages and salaries of € 51,942k (2018: € 36 , 162 k), social security contributions of € 4 , 121 k ( 2018 : € 3 , 361 k) ; personnel expenses from the LTI Plan’s performance shares of € 5 , 047 k ( 2018 : € 5 , 572 k), pension costs of € 1 , 171 k ( 2018 : € 973 k), costs for external support staff/temporary employees of € 1 , 929 k ( 2018 : € 1 , 163 k) and other costs of € 4 , 750 k ( 2018 : € 2 , 415 k) . In 2019 , other personnel expenses mainly included costs related to personnel training and development . From the financial year 2019 onwards, costs for personnel recruitment are recognized under other operating expenses . The increase in personnel expenses was driven mainly by higher salary expenses ( € 15 , 781 k) due to the higher taxable non - cash employee benefits from the transfer of share - based remuneration plans to employees of MorphoSys AG, as well as to higher expenses from settlement agreements ( € 3 , 197 k) . Although MorphoSys AG executes the taxation of the non - cash benefits for active employees from the allocation and exercise of share - based remuneration, the employees are obliged to refund MorphoSys for this tax payment . In order to technically execute this taxation over the payroll, the basis for the assessment must be recorded under personnel expenses . For accounting purposes, this expense is offset by other operating income (see “Other Operating Income”) . In 2019 , this amount was € 12 , 460 k ( 2018 : € 5 , 949 k) . The increase in the assessment basis in 2019 was due to the higher number of transactions versus the prior year . MATERIAL EXPENSES Material expenses of € 11 , 546 k ( 2018 : € 2 , 175 k) mostly concerned expenses for raw materials, supplies and production materials of € 11 , 285 k ( 2018 : € 2 , 056 k) and costs for printed materials of € 137 k ( 2018 : € 30 k) . Material expenses in the years 2019 and 2018 did not contain any purchased services . MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 116 Notes to the Financial Statements OTHER OPERATING INCOME Other operating income amounted to € 17 , 572 k compared to € 13 , 173 k in 2018 . This amount included € 12 , 880 k ( 2018 : € 6 , 261 k) in refunded taxes paid as well as the correction of the assessment base for the taxation of non - cash benefits (see also the explanations under “Personnel Expenses”) . Other operating income also included income related to prior periods from the reversal of provisions recognized in the previous year of € 3 , 056 k ( 2018 : € 2 , 274 k), currency gains of € 327 k ( 2018 : € 671 k) and gains from currency hedges of € 1 , 146 k ( 2018 : € 256 k) . OTHER OPERATING EXPENSES Other operating expenses totaled € 5 , 415 k ( 2018 : € 1 , 177 k) and consisted mainly of losses from forward rate agreements in the amount of € 214 k ( 2018 : € 444 k), currency losses of € 1 , 171 k ( 2018 : € 457 k) and financing expenses for Lanthio Pharma B . V . in the amount of € 825 k . Since the 2019 financial year, personnel recruitment costs are recognized under other operating expenses and amounted to € 2 , 963 k . INCOME FROM OTHER SECURITIES AND LOANS PRESENTED UNDER FINANCIAL ASSETS Income from other securities and loans presented under financial assets of € 732 k ( 2018 : € 5 k) largely comprised realized gains on marketable securities . OTHER INTEREST AND SIMILAR INCOME This line item in the amount of € 907 k ( 2018 : € 106 k) consisted mainly of interest income from affiliated companes of € 681 k ( 2018 : € 0 ), interest income from bank deposits and financial investments classified as other assets amounting to € 186 k ( 2018 : € 75 k) and interest income of € 40 k from the discounting of non - current provisions for personnel expenses resulting from performance shares from the LTI Plan ( 2018 : € 31 k) . LOSSES FROM OTHER SECURITIES AND LOANS PRESENTED UNDER FINANCIAL ASSETS Losses from other securities and loans presented under financial assets in the amount of € 228 k ( 2018 : € 85 k) included unrealized losses resulting from the measurement of and realized losses from the sale of marketable securities and bonds . OTHER INTEREST AND SIMILAR EXPENSES Interest expenses of € 139 k ( 2018 : € 91 k) were mainly attributable to negative interest on investments and the compounding of a long - term provision for personnel expenses from performance shares under the LTI Plan . IMPAIRMENT OF FINANCIAL ASSETS AND SECURITIES HELD AS CURRENT ASSETS Impairment of financial assets in 2019 include the impairment in the amount of € 2 , 273 k ( 2018 : € 20 , 267 k) on shares in the affiliated company Lanthio Pharma B . V . and the impairment of € 1 , 315 k ( 2018 : € 0 k) on the investment in Vivoryon Therapeutics AG . In 2018 , impairment losses of € 127 k were recognized on the investment in adivo GmbH .

Notes to the Financial Statements 117 TAXES ON INCOME After a tax expense of € 1 k in 2018 , tax income was recognized in 2019 in the amount of less than € 1 k . As of December 31 , 2019 , MorphoSys AG had tax loss carryforwards for corporate tax purposes of € 265 , 452 k and € 264 , 583 k for trade tax purposes . Differences between commercial law and tax law regulations resulted in the recognition of temporary differences in MorphoSys AG’s balance sheet . The determination of these temporary differences was based on a tax rate of 26 . 675% . The Company has opted to offset deferred tax assets against deferred tax liabilities . The deferred differences existing as of December 31 , 2019 and December 31 , 2018 , resulted mainly from a temporary difference due to the varied recognition of provisions and patents . This difference would have resulted in a deferred tax liability . The reversal of the temporary differences in the future will lead to taxable income, which is why deferred tax assets on loss carryforwards are opposing this and, in the course of offsetting, do not result in the recognition of deferred taxes . Accordingly, the statement of income for the 2019 and 2018 financial years did not include any tax effects from the change in recognized deferred taxes . MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019

118 Notes to the Financial Statements

Other Information

SUPERVISORY BOARD

As of December 31, 2019, the Company's Supervisory Board members were active in the supervisory boards or comparable supervisory bodies of the following companies:

Name Place of Residence Year of Birth	Actual Occupation	MorphoSys Supervisory Board	Memberships in other Supervisory Boards or Executive Bodies
Dr. Marc Cluzel Montpellier, France Year of Birth: 1955	Chairman of the Supervisory Board of MorphoSys AG as well as memberships of comparable foreign supervisory boards or executive bodies	Member since 2012 Chairman Member of the Remuneration & Nomination Committee	Griffon Pharmaceuticals Inc., Canada (Member of the Board of Directors) Moleac Pte. Ltd., Singapore (Member of the Board of Directors)
Dr. Frank Morich Berlin, Germany Year of Birth: 1953	Independent Consultant of the life sciences and healthcare as well as a membership of a comparable foreign supervisory board or executive body	Member since 2015 Deputy Chairman Member of the Science &Technology Committee Member of the Remuneration & Nomination Committee	Cue Biopharma Inc., USA (Member of the Board of Directors)
Krisja Vermeylen Herentals, Belgium Year of Birth: 1962	Independent Consultant of the life sciences and healthcare as well as a membership of a comparable foreign supervisory board or executive body	Member since 2017 Member Member of the Audit Committee Chairman of the Remuneration & Nomination Committee	Spencer Stuart, Belgium (Member of the Advisory Board)
Wendy Johnson San Diego, Californian, USA Year of Birth: 1952	Managing Director at Gemini Advisors, USA and Chief Operating Officer at Reneo Pharmaceuticals, Inc., USA	Member since 2015 Member Member of the Science &Technology Committee	No Memberships
Sharon Curran Dublin, Ireland Year of Birth: 1968	Non-Executive Director in life sciences and healthcare industries, as well as a membership of a comparable foreign supervisory board or executive body	Member since 2019 Member Member of the Audit Committee	Circassia Pharmaceuticals plc., United Kingdom (Member of the Board of Directors)
Dr. George Golumbeski Far Hills, New Jersey, USA Year of Birth: 1957	Independent Consultant of the life sciences and healthcare industries, as well as a membership of a comparable foreign supervisory board or executive body	Member since 2018 Member Chairman of the Science &Technology Committee	Aura Biosciences Inc., USA (Chairman of the Board of Directors) Carrick Therapeutics Ltd., Ireland (Chairman of the Board of Directors) Verseau Therapeutics, USA (Chairman of the Board of Directors Enanta Pharmaceuticals, Inc., USA (Member of the Board of Directors) KSQ Therapeutics, USA (Member of the Board of Directors) Sage Therapeutics, USA (Member of the Board of Directors) Shattuck Labs, Inc., USA (Member of the Board of Directors)
Michael Brosnan Westford, Massachusetts, USA Year of Birth: 1955	Independent Consultant of the life sciences and healthcare industries	Member since 2018 Member Chairman of the Audit Committee	No Memberships

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019

Notes to the Financial Statements 119 CORPORATE GOVERNANCE In December 2002 , the Company pledged to adhere to the corporate governance principles in compliance with the provisions of the German Corporate Governance Code, which has subsequently been amended . On November 29 , 2019 , the Company published the Declaration of Conformity of the Management Board and Supervisory Board pursuant to Section 161 AktG and made it permanently available to its shareholders . This declaration can be found on the Company’s website (www . morphosys . com) . MANAGEMENT BOARD Dr . Jean - Paul Kress, Physician, Boston, MA, USA (Chief Executive Officer since September 1 , 2019 ) and member of the board of directors of Erytech Pharma SA, Lyon, France (a publically listed company) Dr. Simon Moroney, Chemist, Pöcking, Germany (Chief Executive Officer until the end of August 31, 2019) Jens Holstein, Business Administration graduate, Bad Vilbel, Germany (Chief Financial Officer) and member of the Supervisory Board of InflaRx N . V . , Jena, Germany (a publically listed company) Dr . Malte Peters, Physician, Munich, Germany (Chief Development Officer) and member of the Board of Directors of Tango Therapeutics, Cambridge, MA, USA (a non - listed company) Dr . Markus Enzelberger, Chemist, Planegg, Germany (Chief Scientific Officer until the end of February 29 , 2020 ) and member of the Advisory Board of SHS Gesellschaft für Beteiligungsmanagement mbH, Tübingen, Germany (a non - listed company) TOTAL REMUNERATION OF THE MANAGEMENT BOARD AND SUPERVISORY BOARD The remuneration of the Management Board and the Supervisory Board comprised fixed and variable components, as well as other remuneration . If a member is not reappointed and the service relationship is not extended, the service contract expires at the end of the contract period without a severance payment . Following the end of the contract, there is a six - month non - compete agreement . During this period, the Management Board member is entitled to a compensation payment of 100 % of the contractually fixed remuneration . In the management report, the remuneration of the Management Board and Supervisory Board, as management members in key positions, is presented in accordance with the provisions of the German Corporate Governance Code . The tables below show detailed information as required by Section 285 no . 9 HGB . MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 120 Notes to the Financial Statements REMUNERATION OF THE MANAGEMENT BOARD FOR THE YEARS 2019 AND 2018 : in € Dr. Jean - Paul Kress Jens Holstein Dr. Malte Peters Chief Executive Officer Chief Financial Officer Chief Development Officer Appointment: September 1, 2019 2018 2019 2018 2019 2018 2019 Fixed Compensation 0 233,333 402,235 418,324 397,800 413,712 Fringe Benefits 0 93,551 46,725 44,090 30,613 32,892 One - Year Variable Compensation 0 196,000 337,877 351,392 334,152 347,518 One - Time Bonus 0 1,000,000 0 500,000 0 500,000 Total Short - Term Employee Benefits 0 1 , 522 , 884 786 , 837 1 , 313 , 806 762 , 565 1 , 294 , 122 Service Cost 0 44,965 111,233 114,224 76,190 77,787 Total Benefit Expenses - Post - Employment Benefits 0 44 , 965 111 , 233 114 , 224 76 , 190 77 , 787 Termination Benefits 0 0 0 0 0 0 Total Termination Benefits 0 0 0 0 0 0 One - Time Bonus in Shares 0 358,857 0 354,900 0 Multi - Year Variable Compensation 2, 3 2014 Long - Term Incentive Program (Vesting Period 4 Years) 0 0 0 0 (77,012) 0 2015 Long - Term Incentive Program (Vesting Period 4 Years) 0 0 0 0 85,452 98,860 2016 Long - Term Incentive Program (Vesting Period 4 Years) 0 0 0 0 67,666 200,632 2017 Long - Term Incentive Program (Vesting Period 4 Years) 0 0 94,733 92,006 105,350 92,006 2018 Long - Term Incentive Program (Vesting Period 4 Years) 0 0 37,774 54,773 37,774 54,773 2019 Long - Term Incentive Program (Vesting Period 4 Years) 0 0 0 41,368 0 41,368 Total Stock - Based Compensation 0 0 567 , 470 487 , 639 498 , 024 188 , 147 Total Compensation 0 1 , 567 , 849 1 , 465 , 540 1 , 915 , 669 1 , 33 6 , 779 1 , 560 , 056 0

Notes to the Financial Statements 121 Dr. Markus Enzelberger Dr. Simon Moroney 1 Chief Scientific Officer Chief Executive Officer Resignation: August 31, 2019 T o t al 2018 2019 2018 2019 2018 2019 321,300 334,152 542,074 372,154 1,663,409 1,771,675 31,211 31,365 32,654 28,304 141,203 230,202 269,892 280,688 455,343 328,859 1,397,264 1,504,457 0 200,000 0 - 0 2,200,000 622 , 403 846 , 205 1 , 030 , 071 729 , 317 3,201,876 5 , 706 , 334 68,515 69,805 158,788 107,263 414,726 414,044 68 , 515 69 , 805 158 , 788 107 , 263 414,726 414 , 044 0 104,483 1,086,602 0 1,191,085 0 104 , 483 0 1 , 08 6 , 602 0 1 , 191 , 085 286,650 0 483,616 - 0 0 0 0 (112,444) - (189,456) 0 0 0 207,483 144,342 292,935 243,202 0 0 232,050 358,559 299,716 559,191 67,666 116,231 160,786 306,565 428,535 606,808 37,774 155,367 57,662 265,244 170,984 530,157 0 180,515 0 336,741 0 599,992 392 , 090 452 , 113 1 , 029 , 153 1 , 41 1 , 451 2,486,737 2 , 539 , 350 0 1 , 08 3 , 008 1 , 472 , 606 2 , 218 , 012 3 , 33 4 , 633 6,103,339 9 , 850 , 813 MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 1 Dr . Simon Moroney resigned from the management board and his function as Chief Executive Officer as of August 31 , 2019 . Due to his many years of service for the Company, the Supervisory Board decided that Dr . Simon Moroney will be entitled not only to a pro - rated share but to the entire long - term share - based compensation components granted (stock options and performance shares) – provided that all other conditions of the plans are fulfilled . 2 The fair value was determined at the grant date in accordance with the provisions of Sec . 285 no . 9 a HGB . This table depicts the pro rata share of personnel expenses resulting from share - based payments for the respective financial year . Further details can be found in the Notes . 3 The amounts presented deviate from those found in the consolidated financial statements because, for IFRS purposes, the fair value was determined according to the provisions of IFRS 2 "Share - based Payment" . In the consolidated financial statements, this item shows the pro rata share of personnel expenses resulting from share - based payments for the respective financial year .

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 122 Notes to the Financial Statements On October 1 , 2019 , the new CEO Dr . Jean - Paul Kress (CEO since September 1 , 2019 ) was granted stock options valued at € 1 , 500 , 000 . 00 and an additional one - time, sign - on stock option package worth € 500 , 000 . 00 for a total of 57 , 078 stock options . In the year 2019 , the total remuneration of the Supervisory Board, excluding reimbursements for travel costs, amounted to € 633 , 597 ( 2018 : € 525 , 428 ) . REMUNERATION OF THE SUPERVISORY BOARD FOR THE YEARS 2019 AND 2018 : Supervisory Board Fixed C o mp e n sat i o n Attendance Fees 1 Total Compensation in € 2019 2018 2019 2018 2019 2018 Dr. Marc Cluzel 104,210 76,742 44,400 32,400 148,610 109,142 Dr. Frank Morich 70,926 61,004 33,600 23,200 104,526 84,204 Michael Brosnan 51,284 28,961 34,000 18,600 85,284 47,561 Sharon Curran 2 27,791 - 11,600 - 39,391 - Dr. George Golumbeski 51,284 28,961 31,600 25,200 82,884 54,161 Wendy Johnson 47,618 46,160 35,600 37,400 83,218 83,560 Krisja Vermeylen 57,284 49,916 32,400 24,400 89,684 74,316 Dr. Gerald Möller 3 - 36,558 - 11,800 - 48,358 Klaus Kühn 3 - 17,326 - 6,800 - 24,126 Total 410 , 397 345 , 628 223 , 200 179 , 800 633 , 597 525 , 428 1 The attendance fee contains expense allowances for the attendance at the Supervisory Board and the Committee meetings. 2 Sharon Curran joined the Supervisory Board of MorphoSys AG on June 14, 2019. 3 Dr. Gerald Möller and Klaus Kühn have left the Supervisory Board of MorphoSys AG on May 17, 2018. There are presently no other agreements with current or former members of the Supervisory Board. In addition, the members of the Management Board and the Supervisory Board hold the following shares and convertible bonds of MorphoSys AG.

Notes to the Financial Statements 123 Shares 01 / 01 / 20 1 9 Add i t i o n s Sal e s 12 / 31 / 20 1 9 Management Board Dr. Jean - Paul Kress 1 - 0 0 0 Jens Holstein 17,017 39,808 37,308 19,517 Dr. Malte Peters 12,818 0 9,505 3,313 Dr. Markus Enzelberger 1,676 1,837 1,837 1,676 Dr. Simon Moroney 2 483,709 0 0 - Total 515 , 220 41 , 645 48 , 650 24 , 506 Supervisory Board Dr. Marc Cluzel 500 250 0 750 Dr. Frank Morich 1,000 0 0 1,000 Michael Brosnan 0 0 0 0 Sharon Curran 3 - 0 0 0 Dr. George Golumbeski 0 0 0 0 Wendy Johnson 500 0 0 500 Krisja Vermeylen 350 0 0 350 Total 2 , 350 250 0 2 , 600 MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 Stock Options 01 / 01 / 20 1 9 Add i t i o n s F o rf e i tu r e s E x erc i s es 12 / 31 / 20 1 9 Management Board Dr. Jean - Paul Kress 1 - 57,078 0 0 57,078 Jens Holstein 14,673 6,936 0 0 21,609 Dr. Malte Peters 14,673 6,936 0 0 21,609 Dr. Markus Enzelberger 11,742 6,936 0 0 18,678 Dr. Simon Moroney 2 22,395 10,587 0 0 - Total 63 , 483 88 , 473 0 0 118 , 974 Convertible Bonds 01 / 01 / 20 1 9 Add i t i o n s Forfeitures 3 E x erc i s es 12 / 31 / 20 1 9 Management Board Dr. Jean - Paul Kress 1 - 0 0 0 0 Jens Holstein 30,000 0 0 30,000 0 Dr. Malte Peters 0 0 0 0 0 Dr. Markus Enzelberger 0 0 0 0 0 Dr. Simon Moroney 2 88,386 0 0 0 - Total 118 , 386 0 0 30 , 000 0

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 124 Notes to the Financial Statements Performance Shares 01 / 01 / 20 1 9 Add i t i o n s Forfeitures 3 Allocations 4 12 / 31 / 20 1 9 Management Board Dr. Jean - Paul Kress 1 - 0 0 0 0 Jens Holstein 17,936 2,065 0 7,308 12,693 Dr. Malte Peters 5,132 2,065 0 0 7,197 Dr. Markus Enzelberger 7,031 2,065 0 1,837 7,259 Dr. Simon Moroney 2 27,050 3,152 0 0 - Total 57 , 149 9 , 347 0 9 , 145 27 , 149 1 Dr. Jean - Paul Kress joined the Management Board of MorphoSys AG on September 1, 2019. 2 Dr. Simon Moroney resigned from the management board and his function as Chief Executive Officer as of August 31, 2019. Changes in the number of shares after resignation from the Management Board of MorphoSys AG are not presented in the tables. 3 Sharon Curran joined the Supervisory Board of MorphoSys AG on June 14, 2019. 4 Allocations are made as soon as performance shares are transferred within the six - month exercise period after the end of the four - year waiting period. The Supervisory Board of MorphoSys AG does not hold any stock options, convertible bonds or performance shares . RELATED PARTIES As of December 31 , 2019 , the Senior Management Group held 100 , 832 stock options (December 31 , 2018 : 72 , 604 stock options), 11 , 233 convertible bonds (December 31 , 2018 : 11 , 233 convertible bonds) and 63 , 786 performance shares (December 31 , 2018 : 83 , 660 performance shares), granted by the Company . On December 31 , 2019 , the President of MorphoSys US Inc . held 5 , 065 performance shares (December 31 , 2018 : 0 performance shares) granted to him by the Company . In 2019 , a new stock option plan and a new performance share program were issued to the Senior Management Group, as well as a new performance share program to the President of MorphoSys US Inc . On April 1 , 2019 , the Senior Management Group was allocated 18 , 798 shares under the 2015 LTI Plan and had the option to receive these shares within eight months . As of December 31 , 2019 , the Senior Management Group exercised the option for 18 , 798 shares . COMPENSATION OF THE AUDITOR At the Company’s Annual General Meeting in May 2019 , the Supervisory Board was given the authorization to appoint PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft (PwC GmbH), Munich, as the auditor . In the 2019 financial year, PwC GmbH received total fees from MorphoSys of € 1 , 191 , 435 , including fees for audit services of € 872 , 785 and fees for other assurance services in connection with a comfort letter of € 318 , 650 . PwC GmbH did not provide tax advisory services and other services in 2019 . HUMAN RESOURCES As of December 31 , 2019 , MorphoSys AG engaged a total of 379 employees (December 31 , 2018 : 314 ) in addition to the four Management Board members and ten trainees (December 31 , 2018 : eight trainees) .

Notes to the Financial Statements 125 Of these 379 employees, 293 were employed in research and development and 86 in sales, general and administration (December 31 , 2018 : 248 in R&D and 66 in sales, general and administration) . The average number of employees in the 2019 financial year was 352 ( 2018 : 287 ) . Of this number, a total of 271 were employed in research and development and 82 in sales, general and administration in 2019 . The 379 employees as of December 31, 2019 consisted of 26 senior executives (December 31, 2018: 24) and 353 non - executive employees (December 31, 2018: 290). DIVIDENDS The net loss in 2019 was offset against the prior year’s accumulated deficit, resulting in an accumulated deficit as of December 31 , 2019 . In line with the standard practice in the biotechnology industry, MorphoSys does not expect to pay a dividend in the foreseeable future . The majority of the Company’s potential future profit is expected to be reinvested in the operating business, particularly in the area of proprietary drug development, in order to create additional shareholder value and to take advantage of growth opportunities . MANDATORY DISCLOSURES IN ACCORDANCE WITH THE GERMAN SECURITIES TRADING ACT ( WPHG) The Company published the following notifications of shareholdings that require reporting in accordance with Section 33 (1) of the German Securities Trading Act (WpHG) (status as of December 31, 2019): MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 SCHRODERS PLC, ON FEBRUARY 27, 2019 1.Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights 3. Details of person subject to the notification obligation Schroders plc, London, UK 5. Date on which threshold was crossed or reached 22.02.2019 6. Total position New Voting rights attached to shares 2.95% Voting rights through instruments 0.00% Total of both 2.95% Total number of voting rights of issuer 31839572 Previous notification Voting rights attached to shares 3.03% Voting rights through instruments 0.00% Total of both 3.03% 7. Details on total position a. Voting rights attached to shares ( †† 33, 34 WpHG) lSIN DE0006632003 Absolute - indirect ( † 34 WpHG) 939454 In % - indirect ( † 34 WpHG) 2.95%

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 126 Notes to the Financial Statements Total - Absolut 939454 Total - in % 2.95% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity Name % of voting rights in % if at least held 3% or more Schroder Administration Limited % Schroder International Holdings Limited % Schroder Investment Management Limited % Schroders plc % Schroder Administration Limited % Schroder International Holdings Limited % Schroder Unit Trusts Limited % Schroders plc % Schroder Administration Limited % Schroder International holdings Limited % Schroder International Finance B.V. % Schroder Investment Management (Europe) S.A. % FMR LLC, ON JUNE 11, 2019 1.Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights Other reason: voluntary group notification due to crossing a threshold on advisor level 3. Details of person subject to the notification obligation FMR LLC, Wilmington, Delaware, USA 5. Date on which threshold was crossed or reached 04.06.2019 6. Total position New Voting rights attached to shares 8.57% Voting rights through instruments 0.00% Total of both 8.57% Total number of voting rights of issuer 31839572 Previous notification Voting rights attached to shares 8.65% Voting rights through instruments 0.00% Total of both 8.65% 7. Details on total position a. Voting rights attached to shares ( †† 33, 34 WpHG) lSIN DE0006632003 Absolute - indirect ( † 34 WpHG) 2728671 In % - indirect ( † 34 WpHG) 8.57% Total - Absolut 2728671 Total - in % 8.57%

Notes to the Financial Statements 127 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity Name % of voting rights in % if at least held 3% or more FMR LLC % Fidelity Management & Research Company 5.62 % FMR LLC % FIAM Holdings LLC % Fidelity Institutional Asset Management Trust Company % FMR LLC % FIAM Holdings LLC % FIAM LLC % FMR LLC % Fidelity Advisory Holdings LLC % Strategic Advisers LLC. % MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 MITCHELL BLUTT, ON JULY 3, 2019 1.Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights 3. Details of person subject to the notification obligation Natural person (first name, surname): Mitchell Blutt Date of birth: 04.03.1957 5. Date on which threshold was crossed or reached 01.07.2019 6. Total position New Voting rights attached to shares 2.94% Voting rights through instruments 0% Total of both 2.94% Total number of voting rights of issuer 31839572 Previous notification Voting rights attached to shares 3.09% Voting rights through instruments 0% Total of both 3.09% 7. Details on total position a. Voting rights attached to shares ( †† 33, 34 WpHG) lSIN DE0006632003 Absolute - indirect ( † 34 WpHG) 934644 In % - indirect ( † 34 WpHG) 2.94% Total - Absolut 934644 Total - in % 2.94%

128

Notes to the Financial Statements

8. Information in relation to the person subject of the notification obligation

Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity

Name	% of voting rights in % if at least held 3% or more
Mitchell Blutt	%
Consonance CapMan GP LLC	%
Consonance Capital Management LP	%
-	-
Mitchell Blutt	%
Consonance Capital Advisors LLC	%
Consonance Capital Master Account LP	%
-	-
Mitchell Blutt	%
Consonance Capital Management LP	%
-	-
Mitchell Blutt	%
Consonance CapMan GP LLC	%
Consonance Capital Opportunity Fund Management LP	%
-	-
Mitchell Blutt	%
Consonance Capital Opportunity Fund Management LP	%

BAILLIE FIFFORD & CO, ON OCTOBER 8, 2019

1.Issuer	MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72
2. Reason for notification	Acquisition/disposal of shares with voting rights
3. Details of person subject to the notification obligation	Baillie Gifford & Co, Edinburgh, UK
5. Date on which threshold was crossed or reached	01.10.2019
6. Total position	
New	
Voting rights attached to shares	6.26%
Voting rights through instruments	0.00%
Total of both	6.26%
Total number of voting rights of issuer	319127958
Previous notification	
Voting rights attached to shares	3.90%
Voting rights through instruments	0.00%
Total of both	3.90%

7. Details on total position

a. Voting rights attached to shares (§§ 33, 34 WpHG)
ISIN DE0006632003

Absolute - indirect (§ 34 WpHG)	1999394
In % - indirect (§ 34 WpHG)	6.26%

MorphoSys AG - Planegg - Annual Financial Statements as of December 31, 2019

Notes to the Financial Statements 129 Total - Absolut 1999394 Total - in % 6.26% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity Name % of voting rights in % if at least held 3% or more Baillie Gifford & Co % Baillie Gifford Overseas Limited 5.32% MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 AMI 201 9 INTERNATIONAL MUTUAL FUNDS ( INVESCO MUTAL FUNDS), ( CORRECTION OF A RELEASE FROM OCTOBER 11, 2019) O N OCTOBER 15, 1.Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Other reason: Acquisition and Merger with Oppenheimer Funds Inc.: please see Section 10 3. Details of person subject to the notification obligation AIM INTERNATIONAL MUTUAL FUNDS (INVESCO INTERNATIONAL MUTUAL FUNDS), Wilmington, Dalaware, USA 5. Date on which threshold was crossed or reached 24.05.2019 6. Total position New Voting rights attached to shares 6.18% Voting rights through instruments 0.00% Total of both 6.18% Total number of voting rights of issuer 31839572 Previous notification Voting rights attached to shares n/a% Voting rights through instruments n/a% Total of both n/a% 7. Details on total position a. Voting rights attached to shares ( †† 33, 34 WpHG) lSIN DE0006632003 Absolut – direkt ( † 33 WpHG) 1967425 In % - direkt ( † 33 WpHG) 6.18 Total - Absolut 1967425 Total - in % 6.18% 8. Information in relation to the person subject of the notification obligation Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.). 10. Other explanatory remarks: Acquisition and Merger with Oppenheimer Funds Inc. Please see following link for further information: we will add link here post acquisition; https://ir.invesco.com/investor - relations/press - releases/default.aspx?_ga=2.153008441.1018859822.1558359393 - 832691936.1556037780

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 130 Notes to the Financial Statements BL ACKROCK, INC., O N DECEMBER 16, 2019 1.Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights Other reason: voluntary group notification due to crossing a threshold on subsidiary level 3. Details of person subject to the notification obligation BlackRock, Inc., Wilmington, Delaware, USA 5. Date on which threshold was crossed or reached 10.12.2019 6. Total position New Voting rights attached to shares 6.92% Voting rights through instruments 0.98% Total of both 7.89% Total number of voting rights of issuer 31957958 Previous notification Voting rights attached to shares 7.20% Voting rights through instruments 0.91% Total of both 8.10% 7. Details on total position a. Voting rights attached to shares ( †† 33, 34 WpHG) lSIN DE0006632003 Absolute - indirect ( † 34 WpHG) 2100080 In % - indirect ( † 34 WpHG) 6.57% US6177602025 Absolute - indirect ( † 34 WpHG) 110875 In % - indirect ( † 34 WpHG) 0.35% Total - Absolut 2210955 Total - in % 6.92% b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Type of instrument Lent Securities (right to recall) Total Voting rights absolut 306071 Total Voting rights in % 0.96% b.2. Instruments according to Sec. 38 (1) no. 2 WpHG Type of instrument Contact for Difference Cash or physical settlement Cash Total - Voting rights absolut 5537 Total Voting rights in % 0.02% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity

Notes to the Financial Statements 131 Name % of voting rights in % if at least held 3% or more BlackRock, Inc. % Trident Merger LLC % BlackRock Investment Management, LLC % - % BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % - % BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock Capital Holdings, Inc. % BlackRock Advisors, LLC % - % BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock Holdco 4, LLC % BlackRock Holdco 6, LLC % BlackRock Delaware Holdings Inc. % - % BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock International Holdings, Inc. % BR Jersey International Holdings L.P. % BlackRock (Singapore) Holdco Pte. Ltd. % BlackRock (Singapore) Limited % - % BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock Holdco 4, LLC % BlackRock Holdco 6, LLC % BlackRock Delaware Holdings Inc. % BlackRock Fund Advisors % - % BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock Holdco 4, LLC % BlackRock Holdco 6, LLC % BlackRock Delaware Holdings Inc. % BlackRock Institutional Trust Company, National Association % - % MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019

132
Notes to the Financial Statements

BlackRock, Inc.	%
BlackRock Holdco 2, Inc.	%
BlackRock Financial Management, Inc.	%
BlackRock International Holdings, Inc.	%
BRJersey International Holdings LP.	%
BlackRock Australia Holdco Pty. Ltd.	%
BlackRock Investment Management (Australia) Limited	%
-	%
BlackRock, Inc.	%
BlackRock Holdco 2, Inc.	%
BlackRock Financial Management, Inc.	%
BlackRock International Holdings, Inc.	%
BRJersey International Holdings LP.	%
BlackRock Holdco 3, LLC	%
BlackRock Canada Holdings LP	%
BlackRock Canada Holdings ULC	%
BlackRock Asset Management Canada Limited	%
-	%
BlackRock, Inc.	%
BlackRock Holdco 2, Inc.	%
BlackRock Financial Management, Inc.	%
BlackRock International Holdings, Inc.	%
BRJersey International Holdings LP.	%
BlackRock Holdco 3, LLC	%
BlackRock Cayman 1 LP	%
BlackRock Cayman West Bay Finco Limited	%
BlackRock Cayman West Bay IV Limited	%
BlackRock Group Limited	%
BlackRock International Limited	%
-	%
BlackRock, Inc.	%
BlackRock Holdco 2, Inc.	%
BlackRock Financial Management, Inc.	%
BlackRock International Holdings, Inc.	%
BRJersey International Holdings LP.	%
BlackRock Holdco 3, LLC	%
BlackRock Cayman 1 LP	%
BlackRock Cayman West Bay Finco Limited	%
BlackRock Cayman West Bay IV Limited	%
BlackRock Group Limited	%
BlackRock Finance Europe Limited	%
BlackRock (Netherlands) B.V.	%
-	%

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019

Notes to the Financial Statements 133 BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock International Holdings, Inc. % BR Jersey International Holdings L.P. % BlackRock Holdco 3, LLC % BlackRock Cayman 1 LP % BlackRock Cayman West Bay Finco Limited % BlackRock Cayman West Bay IV Limited % BlackRock Group Limited % BlackRock Finance Europe Limited % BlackRock Advisors (UK) Limited % - % BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock International Holdings, Inc. % BR Jersey International Holdings L.P. % BlackRock Holdco 3, LLC % BlackRock Cayman 1 LP % BlackRock Cayman West Bay Finco Limited % BlackRock Cayman West Bay IV Limited % BlackRock Group Limited % BlackRock Luxembourg Holdco S.a.r.l. % BlackRock (Luxembourg) S.A. % - % BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock International Holdings, Inc. % BR Jersey International Holdings L.P. % BlackRock Holdco 3, LLC % BlackRock Cayman 1 LP % BlackRock Cayman West Bay Finco Limited % BlackRock Cayman West Bay IV Limited % BlackRock Group Limited % BlackRock Finance Europe Limited % BlackRock Investment Management (UK) Limited % - % BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock International Holdings, Inc. % BR Jersey International Holdings L.P. % BlackRock Holdco 3, LLC % BlackRock Cayman 1 LP % BlackRock Cayman West Bay Finco Limited % BlackRock Cayman West Bay IV Limited % MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 134 Notes to the Financial Statements BlackRock Group Limited % BlackRock Luxembourg Holdco S.a.r.l. % BlackRock Investment Management Ireland Holdings Limited % BlackRock Asset Management Ireland Limited % - % BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock International Holdings, Inc. % BR Jersey International Holdings L.P. % BlackRock Holdco 3, LLC % BlackRock Cayman 1 LP % BlackRock Cayman West Bay Finco Limited % BlackRock Cayman West Bay IV Limited % BlackRock Group Limited % BlackRock Luxembourg Holdco S.a.r.l. % BlackRock UK Holdco Limited % BlackRock Asset Management Schweiz AG % - % BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock International Holdings, Inc. % BR Jersey International Holdings L.P. % BlackRock Holdco 3, LLC % BlackRock Cayman 1 LP % BlackRock Cayman West Bay Finco Limited % BlackRock Cayman West Bay IV Limited % BlackRock Group Limited % BlackRock Finance Europe Limited % BlackRock Investment Management (UK) Limited % BlackRock Fund Managers Limited % - % BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock International Holdings, Inc. % BR Jersey International Holdings L.P. % BlackRock Holdco 3, LLC % BlackRock Cayman 1 LP % BlackRock Cayman West Bay Finco Limited % BlackRock Cayman West Bay IV Limited % BlackRock Group Limited % BlackRock Finance Europe Limited % BlackRock Investment Management (UK) Limited % BlackRock Asset Management Germany AG % - %

Notes to the Financial Statements 135 BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock International Holdings, Inc. % BR Jersey International Holdings L.P. % BlackRock Holdco 3, LLC % BlackRock Cayman 1 LP % BlackRock Cayman West Bay Finco Limited % BlackRock Cayman West Bay IV Limited % BlackRock Group Limited % BlackRock Finance Europe Limited % BlackRock Investment Management (UK) Limited % BlackRock Asset Management Germany AG % iShares (DE) I Investmentaktiengesellschaft mit Teilgesellschaftsvermögen % - % MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 After the end of the reporting period (December 31 , 2019 ), the Company published the following notifications of shareholdings that require reporting in accordance with Section 33 (1) of the German Securities Trading Act (WpHG) (status as of March 10 , 2020 ) : BL ACKROCK, INC., ON MARCH 5, 2020 1.Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights Other reason: voluntary group notification due to crossing a threshold on subsidiary level 3. Details of person subject to the notification obligation BlackRock, Inc., Wilmington, Delaware, USA 5. Date on which threshold was crossed or reached 27.02.2020 6. Total position New Voting rights attached to shares 7.04% Voting rights through instruments 0.75% Total of both 7.80% Total number of voting rights of issuer 31961372 Previous notification Voting rights attached to shares 7.20% Voting rights through instruments 0.83% Total of both 8.02% 7. Details on total position b. Voting rights attached to shares ( †† 33, 34 WpHG) lSIN DE0006632003

136 Notes to the Financial Statements

Absolute -indirect (§ 34 WpHG)	2160727
In %-indirect (§ 34 WpHG)	6.76%
US6177602025	
Absolute -indirect (§ 34 WpHG)	90495
In %-indirect (§ 34 WpHG)	0.28%
Total -Absolut	2251222
Total -in %	7.04%

b.1. Instruments according to Sec. 38 (1) no. 1 WpHG

Type of instrument	Lent Securities (right to recall)
Total Voting rights absolut	240901
Total Voting rights in %	0.75%

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG

Type of instrument	
Cash or physical settlement	
Total -Voting rights absolut	
Total Voting rights in %	%

8. Information in relation to the person subject of the notification obligation

Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity

Name	% of voting rights in % if at least held 3% or more
BlackRock, Inc.	%
Trident Merger LLC	%
BlackRock Investment Management, LLC	%
-	%
BlackRock, Inc.	%
BlackRock Holdco 2, Inc.	%
BlackRock Financial Management, Inc.	%
-	%
BlackRock, Inc.	%
BlackRock Holdco 2, Inc.	%
BlackRock Financial Management, Inc.	%
BlackRock Capital Holdings, Inc.	%
BlackRock Advisors, LLC	%
-	%
BlackRock, Inc.	%
BlackRock Holdco 2, Inc.	%
BlackRock Financial Management, Inc.	%
BlackRock International Holdings, Inc.	%
BR Jersey International Holdings L.P.	%
BlackRock (Singapore) Holdco Pte. Ltd.	%
BlackRock (Singapore) Limited	%
-	%
BlackRock, Inc.	%
BlackRock Holdco 2, Inc.	%
BlackRock Financial Management, Inc.	%
BlackRock Holdco 4, LLC	%
BlackRock Holdco 6, LLC	%
BlackRock Delaware Holdings Inc.	%

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019

Notes to the Financial Statements 137 BlackRock Fund Advisors % - % BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock Holdco 4, LLC % BlackRock Holdco 6, LLC % BlackRock Delaware Holdings Inc. % BlackRock Institutional Trust Company, National Association % - % BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock International Holdings, Inc. % BR Jersey International Holdings L.P. % BlackRock Australia Holdco Pty. Ltd. % BlackRock Investment Management (Australia) Limited % - % BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock International Holdings, Inc. % BR Jersey International Holdings L.P. % BlackRock Holdco 3, LLC % BlackRock Canada Holdings LP % BlackRock Canada Holdings ULC % BlackRock Asset Management Canada Limited % - % BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock International Holdings, Inc. % BR Jersey International Holdings L.P. % BlackRock Holdco 3, LLC % BlackRock Cayman 1 LP % BlackRock Cayman West Bay Finco Limited % BlackRock Cayman West Bay IV Limited % BlackRock Group Limited % BlackRock International Limited % - % BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock International Holdings, Inc. % BR Jersey International Holdings L.P. % BlackRock Holdco 3, LLC % MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 138 Notes to the Financial Statements BlackRock Cayman 1 LP % BlackRock Cayman West Bay Finco Limited % BlackRock Cayman West Bay IV Limited % BlackRock Group Limited % BlackRock Finance Europe Limited % BlackRock (Netherlands) B.V. % - % BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock International Holdings, Inc. % BR Jersey International Holdings L.P. % BlackRock Holdco 3, LLC % BlackRock Cayman 1 LP % BlackRock Cayman West Bay Finco Limited % BlackRock Cayman West Bay IV Limited % BlackRock Group Limited % BlackRock Finance Europe Limited % BlackRock Advisors (UK) Limited % - % BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock International Holdings, Inc. % BR Jersey International Holdings L.P. % BlackRock Holdco 3, LLC % BlackRock Cayman 1 LP % BlackRock Cayman West Bay Finco Limited % BlackRock Cayman West Bay IV Limited % BlackRock Group Limited % BlackRock Luxembourg Holdco S.a.r.l. % BlackRock (Luxembourg) S.A. % - % BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock International Holdings, Inc. % BR Jersey International Holdings L.P. % BlackRock Holdco 3, LLC % BlackRock Cayman 1 LP % BlackRock Cayman West Bay Finco Limited % BlackRock Cayman West Bay IV Limited % BlackRock Group Limited % BlackRock International Limited % BlackRock Life Limited % - % BlackRock, Inc. % BlackRock Holdco 2, Inc. %

Notes to the Financial Statements 139

BlackRock Financial Management, Inc.	%
BlackRock International Holdings, Inc.	%
BRJersey International Holdings LP.	%
BlackRock Holdco 3, LLC	%
BlackRock Cayman 1 LP	%
BlackRock Cayman West Bay Finco Limited	%
BlackRock Cayman West Bay IV Limited	%
BlackRock Group Limited	%
BlackRock Finance Europe Limited	%
BlackRock Investment Management (UK) Limited	%
-	%
BlackRock, Inc.	%
BlackRock Holdco 2, Inc.	%
BlackRock Financial Management, Inc.	%
BlackRock International Holdings, Inc.	%
BRJersey International Holdings LP.	%
BlackRock Holdco 3, LLC	%
BlackRock Cayman 1 LP	%
BlackRock Cayman West Bay Finco Limited	%
BlackRock Cayman West Bay IV Limited	%
BlackRock Group Limited	%
BlackRock Luxembourg Holdco S.a.r.l.	%
BlackRock Investment Management Ireland Holdings Limited	%
BlackRock Asset Management Ireland Limited	%
-	%
BlackRock, Inc.	%
BlackRock Holdco 2, Inc.	%
BlackRock Financial Management, Inc.	%
BlackRock International Holdings, Inc.	%
BRJersey International Holdings LP.	%
BlackRock Holdco 3, LLC	%
BlackRock Cayman 1 LP	%
BlackRock Cayman West Bay Finco Limited	%
BlackRock Cayman West Bay IV Limited	%
BlackRock Group Limited	%
BlackRock Luxembourg Holdco S.a.r.l.	%
BlackRock UK Holdco Limited	%
BlackRock Asset Management Schweiz AG	%
-	%
BlackRock, Inc.	%
BlackRock Holdco 2, Inc.	%
BlackRock Financial Management, Inc.	%
BlackRock International Holdings, Inc.	%
BRJersey International Holdings LP.	%
BlackRock Holdco 3, LLC	%
BlackRock Cayman 1 LP	%
BlackRock Cayman West Bay Finco Limited	%

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 140 Notes to the Financial Statements BlackRock Cayman West Bay IV Limited % BlackRock Group Limited % BlackRock Finance Europe Limited % BlackRock Investment Management (UK) Limited % BlackRock Fund Managers Limited % - % BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock International Holdings, Inc. % BR Jersey International Holdings L.P. % BlackRock Holdco 3, LLC % BlackRock Cayman 1 LP % BlackRock Cayman West Bay Finco Limited % BlackRock Cayman West Bay IV Limited % BlackRock Group Limited % BlackRock Finance Europe Limited % BlackRock Investment Management (UK) Limited % BlackRock Asset Management Deutschland AG % - % BlackRock, Inc. % BlackRock Holdco 2, Inc. % BlackRock Financial Management, Inc. % BlackRock International Holdings, Inc. % BR Jersey International Holdings L.P. % BlackRock Holdco 3, LLC % BlackRock Cayman 1 LP % BlackRock Cayman West Bay Finco Limited % BlackRock Cayman West Bay IV Limited % BlackRock Group Limited % BlackRock Finance Europe Limited % BlackRock Investment Management (UK) Limited % BlackRock Asset Management Deutschland AG % iShares (DE) I Investmentaktiengesellschaft mit Teilgesellschaftsvermögen % - %

Notes to the Financial Statements 141 Subsequent Events On January 13 , 2020 , we and Incyte announced that both companies entered into a collaboration and license agreement to further develop and commercialize MorphoSys’ proprietary anti - CD 19 antibody tafasitamab globally . Under the terms of the agreement, we will receive an upfront payment of US $ 750 million . In addition, Incyte has made an equity investment into MorphoSys of US $ 150 million in new American Depositary Shares (ADS) of MorphoSys at a premium to the share price at signing of the agreement . Depending on the achievement of certain developmental, regulatory and commercial milestones, we will be eligible to receive milestone payments amounting to up to US $ 1 . 1 billion . We will also receive tiered royalties on ex - U . S . net sales of tafasitamab in a mid - teens to mid - twenties percentage range . In the U . S . , MorphoSys and Incyte will co - commercialize tafasitamab, with MorphoSys leading the commercialization strategy and recording all revenues from sales of tafasitamab . Incyte and MorphoSys will be jointly responsible for commercialization activities in the U . S . and will share profits and losses on a 50 : 50 basis . Outside the U . S . , Incyte will have exclusive commercialization rights, and will lead the commercialization strategy and record all revenues from sales of tafasitamab, paying MorphoSys royalties on ex - U . S . net sales . Furthermore, the companies will share development costs associated with global and U . S . - specific trials at a rate of 55% (Incyte) and 45% (MorphoSys) ; Incyte will cover 100 % of the future development costs for trials that are specific to ex - U . S . countries . We have agreed to develop tafasitamab broadly in relapsed/refractory diffuse large B cell lymphoma (r/r DLBCL), frontline DLBCL and in other indications beyond DLBCL, such as follicular lymphoma (FL), marginal zone lymphoma (MZL) and chronic lymphocytic leukemia (CLL) . Incyte will be responsible for initiating a combination study of its PI 3 K delta inhibitor parsaclisib and tafasitamab in relapsed or refractory B cell malignancies . Incyte will also be responsible for leading any potential pivotal studies in CLL and for a phase 3 trial in r/r FL/MZL . We will continue to be responsible for our ongoing clinical studies with tafasitamab in non - Hodgkin’s lymphoma (NHL), CLL, r/r DLBCL and frontline DLBCL . We, together with Incyte, will share responsibility for initiating further global clinical trials . Incyte intends to pursue development in other territories, such as Japan and China . The agreement between MorphoSys and Incyte, including the equity investment, was subject to clearance by the U . S . antitrust authorities under the Hart - Scott - Rodino Act as well as by the German and Austrian antitrust authorities . The agreement has received antitrust clearance on or before March 2 , 2020 , and became effective on March 3 , 2020 . The agreement becoming effective triggered the US $ 750 million upfront payment by Incyte to MorphoSys, as well as Incyte’s equity investment into MorphoSys of US $ 150 million in new American Depositary Shares (ADS) within the defined timelines . On February 4 , 2020 , we announced the initiation of an expanded access program (EAP) in the U . S . for tafasitamab . The EAP may provide access to tafasitamab for use in patients with relapsed or refractory diffuse large B - cell lymphoma (r/r DLBCL) in combination with lenalidomide . According to the U . S . FDA, expanded access programs - sometimes called "compassionate use" - provide a pathway for a patient to receive an investigational medicine for a serious disease or condition . They are often made available when there are no comparable or satisfactory alternative therapies to treat the disease or condition ; patient enrollment in clinical trials is not possible ; potential patient benefit justifies the potential risk of treatment and providing the investigational medicine will not interfere with investigational trials that could support the medicine's marketing approval for the treatment indication . To qualify for the tafasitamab EAP, patients with r/r DLBCL need to meet the EAP inclusion/exclusion criteria that are aligned with the MorphoSys' L - MIND study . Treatment of DLBCL patients in the EAP is recommended with tafasitamab in combination with lenalidomide according to the treatment schedule in L - MIND . The EAP will be available for a limited time while the U . S . FDA reviews MorphoSys' Biologics License Application (BLA) for MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 142 Notes to the Financial Statements tafasitamab . Requests for expanded access to tafasitamab must be made by a U . S . licensed, treating physician . The tafasitamab EAP will be administered by Clinigen Healthcare Ltd . On March 2 , 2020 , we announced that the U . S . Food and Drug Administration (FDA) accepted filing of MorphoSys’ Biologics License Application (BLA) and granted priority review for tafasitamab, under review in combination with lenalidomide for the treatment of relapsed or refractory diffuse large B cell lymphoma (r/r DLBCL) . The FDA has set a Prescription Drug User Fee Act (PDUFA) goal date of August 30 , 2020 . The FDA has informed MorphoSys that they are not currently planning to hold an advisory committee meeting to discuss the application . On March 4 , 2020 , MorphoSys announced that its Management Board, with the approval of the Supervisory Board, has resolved to increase the share capital of MorphoSys AG by issuing 907 , 441 new ordinary shares from the authorized capital 2017 - I, excluding pre - emptive rights of existing shareholders, to implement the purchase of 3 , 629 , 764 American Depositary Shares (ADSs) by Incyte . Each ADS will represent 1 / 4 of a MorphoSys ordinary share . The new ordinary shares underlying the ADSs represent 2 .. 84 % of the registered share capital of MorphoSys prior to the consummation of the capital increase . Incyte’s purchase of ADSs in the aggregate amount of US $ 150 million is part of the consideration due under its collaboration and licensing agreement with MorphoSys for the further development and commercialization of MorphoSys’ investigational compound tafasitamab ; the agreement has become effective upon receiving antitrust clearance . Incyte will purchase the 3 , 629 , 764 new ADSs at a price of $ 41 . 32 per ADS, including a premium of 20 percent on the volume - weighted average price of ADSs thirty days prior to execution of the collaboration and licensing agreement . Incyte has agreed, subject to limited exceptions, not to sell or otherwise transfer any of the new ADSs, which will represent 2 . 76 % of the registered share capital of MorphoSys following the capital increase, for an 18 - month period .

Notes to the Financial Statements 143 Statement of Fixed Assets MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 Aquisition and Production Cost 01/01/2019 in € Additions in € Disposals in € 12/31/2019 in € A. Fixed Assets I. Intangible Assets 1. Paid concessions, commercial property rights and similar rights and assets and licenses to such rights and assets 73,157,281 33,494,299 0 106,651,580 73 , 157 , 281 33 , 494 , 299 0 106 , 651 , 580 II. Tangible Assets 1. Land, leasehold rights and buildings, including leasehold improvements 516,929 81,614 0 598,543 2. Other equipment, furniture and fixtures 17,719,803 1,649,395 919,726 18,449,472 18 , 236 , 732 1 , 731 , 009 919 , 726 19 , 048 , 015 III. Financial Assets 1. Shares in affiliated companies 36,213,885 0 0 36,213,885 2. Beteiligungen 359,458 15,004,996 0 15,364,454 36 , 573 , 343 15 , 004 , 996 0 51 , 578 , 339 127 , 967 , 356 50 , 230 , 304 919 , 726 177 , 277 , 934

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 144 Notes to the Financial Statements Accumulated Depreciation Net Book Values 01 / 01 / 20 1 9 in € Additions in € Write - offs in € Reversal of W r i t e - o ffs in € Disposals in € 12/31/2019 in € 12 / 31 / 20 1 9 in € 12/31/2018 in € 46,879,018 231,704 105,286 0 0 47,216,008 59,435,572 26,278,263 46 , 879 , 018 231 , 704 105 , 286 0 0 47 , 216 , 008 59 , 435 , 572 26 , 278 , 263 104,294 58,157 0 0 0 162,451 436,092 412,635 14,747,320 1,779,871 10,061 0 918,731 15,618,521 2,830,951 2,972,483 14 , 851 , 614 1 , 838 , 028 10 , 061 0 918 , 731 15 , 780 , 972 3 , 267 , 043 3 , 385 , 118 20,267,259 0 2,273,152 0 0 22,540,411 13,673,474 15,946,626 127,458 0 1,315,160 127,458 0 1,315,160 14,049,294 232,000 20 , 394 , 717 0 3 , 588 , 312 127 , 458 0 23 , 855 , 571 27 , 722 , 768 16 , 178 , 626 82 , 125 , 349 2 , 069 , 732 3 , 703 , 659 127 , 458 918 , 731 86 , 852 , 551 90 , 425 , 383 45 , 842 , 007

Notes to the Financial Statements 145 Responsibility Statement To the best of our knowledge, and in accordance with the applicable reporting principles, the financial statements give a true and fair view of the Company’s net assets, financial position and results of operations, and the management report provides a fair review of the development and performance of the business and the position of the Company together with a description of the principal opportunities and risks associated with the Company’s expected development . Planegg, March 11 , 2020 MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 Dr. Jean - Paul Kress Chief Executive Officer Jens Holstein Chief Financial Officer Dr. Malte Peters Chief Development Officer

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 146 Notes to the Financial Statements INDEPENDENT AUDITOR’S REPORT To MorphoSys AG, Planegg REPORT ON THE AUDIT OF THE ANNUAL FINANCIAL STATEMENTS AND OF THE MANAGEMENT REPORT AUDIT OPINIONS We have audited the annual financial statements of MorphoSys AG, Planegg, which comprise the balance sheet as at December 31 , 2019 , and the statement of profit and loss for the financial year from January 1 to December 31 , 2019 and notes to the financial statements, including the presentation of the recognition and measurement policies . In addition, we have audited the management report of MorphoSys AG for the financial year from January 1 to December 31 , 2019 . In accordance with the German legal requirements, we have not audited the content of those parts of the management report listed in the "Other Information" section of our auditor’s report . In our opinion, on the basis of the knowledge obtained in the audit, • the accompanying annual financial statements comply, in all material respects, with the requirements of German commercial law and give a true and fair view of the assets, liabilities and financial position of the Company as at December 31 , 2019 and of its financial performance for the financial year from January 1 to December 31 , 2019 in compliance with German Legally Required Accounting Principles, and • the accompanying management report as a whole provides an appropriate view of the Company’s position . In all material respects, this management report is consistent with the annual financial statements, complies with German legal requirements and appropriately presents the opportunities and risks of future development . Our audit opinion on the management report does not cover the content of those parts of the management report listed in the "Other Information" section of our auditor’s report . Pursuant to † [Article] 322 Abs . [paragraph] 3 Satz [sentence] 1 HGB [Handelsgesetzbuch : German Commercial Code], we declare that our audit has not led to any reservations relating to the legal compliance of the annual financial statements and of the management report . BASIS FOR THE AUDIT OPINIONS We conducted our audit of the annual financial statements and of the management report in accordance with † 317 HGB and the EU Audit Regulation (No . 537 / 2014 , referred to subsequently as "EU Audit Regulation") in compliance with German Generally Accepted Standards for Financial Statement Audits promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW) . Our responsibilities under those requirements and principles are further described in the "Auditor’s Responsibilities for the Audit of the Annual Financial Statements and of the Management Report" section of our auditor’s report . We are independent of the Company in accordance with the requirements of European law and German commercial and professional law, and we have fulfilled our other German

Notes to the Financial Statements 147 professional responsibilities in accordance with these requirements . In addition, in accordance with Article 10 (2) point (f) of the EU Audit Regulation, we declare that we have not provided non - audit services prohibited under Article 5 (1) of the EU Audit Regulation . We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions on the annual financial statements and on the management report . KEY AUDIT MATTERS IN THE AUDIT OF THE ANNUAL FINANCIAL STATEMEN TS Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the annual financial statements for the financial year from January 1 to December 31 , 2019 . These matters were addressed in the context of our audit of the annual financial statements as a whole, and in forming our audit opinion thereon ; we do not provide a separate audit opinion on these matters . In our view, the matter of most significance in our audit was as follows : 1 . Measurement of shares in Lanthio Pharma B . V . Our presentation of this key audit matter has been structured as follows : 1) Matter and issue 2) Audit approach and findings 3) Reference to further information Hereinafter we present the key audit matter : 1. Measurement of shares in Lanthio Pharma B . V . 1) In the annual financial statements of the Company shares in Lanthio Pharma B.V. amounting to € 11 . 7 million are reported under the "Shares in affiliated companies" balance sheet item . Shares in affiliated companies are measured in accordance with German commercial law at the lower of cost and fair value . The fair values are calculated using a discounted cash flow model as the present values of the expected future cash flows according to the planning projections prepared by the executive directors . Expectations relating to future market developments and assumptions about the development of macroeconomic factors are also taken into account . The discount rate used is the individually determined cost of capital for the relevant financial asset . On the basis of the values determined and supplementary documentation, write - downs amounting in total to € 2 . 3 million were required in the financial year . The outcome of this valuation is dependent to a large extent on the estimates made by the executive directors of the future cash flows, and on the respective discount rate and growth rate applied . The valuation is therefore subject to material uncertainties . Against this background and due to the highly complex nature of the valuation and its material significance for the Company's assets, liabilities, and financial performance, this matter was of particular significance in the context of our audit . 2) As part of our audit, we evaluated the methodology used for the purposes of the measurement, among other things . In particular, we assessed whether the fair value had been appropriately determined using a discounted cash flow model in compliance with the relevant measurement standards . Our procedures included, among others, testing management’s process for determining the fair value, testing the completeness, accuracy, and relevance of underlying data used in the model, and evaluating the reasonableness of significant assumptions used by the MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 148 Notes to the Financial Statements executive directors, including the forecasted cash flows, the probability of successful product development, the discount rate, and the expected growth rate . Evaluating the reasonableness of the executive directors’ assumptions involved evaluating key market - related assumptions (including the growth rate, the discount rate and the probabilities of successful product development) used in the model to ensure consistency with external data . The discount rate was evaluated by using professionals with specialized skill and knowledge . Overall, taking into consideration the information available, in our view the measurement parameters applied and underlying assumptions used by the executive directors are appropriate for the purpose of appropriately measuring the shares in Lanthio Pharma B . V . 3) The Company’s disclosures regarding the financial assets are contained within section “Notes to the Balance Sheet, Financial Assets” of the notes to the financial statements. OTHER INFORMATION The executive directors are responsible for the other information. The other information comprises the following non - audited parts of the management report: • the statement on corporate governance pursuant to † 289f HGB and † 315d HGB included in section “Statement on Corporate Governance” of the management report • the corporate governance report pursuant to No. 3.10 of the German Corporate Governance Code (except for the remuneration report) Our audit opinions on the annual financial statements and on the management report do not cover the other information, and consequently we do not express an audit opinion or any other form of assurance conclusion thereon . In connection with our audit, our responsibility is to read the other information and, in so doing, to consider whether the other information • is materially inconsistent with the annual financial statements, with the management report or our knowledge obtained in the audit, or • otherwise appears to be materially misstated. RESPONSIBILITIES OF THE EXECUTIVE DIRECTORS AND THE SUPERVISORY BOARD FOR THE ANNUAL FINANCIAL STATEMENTS AND THE MANAGEMENT REPORT The executive directors are responsible for the preparation of the annual financial statements that comply, in all material respects, with the requirements of German commercial law, and that the annual financial statements give a true and fair view of the assets, liabilities, financial position and financial performance of the Company in compliance with German Legally Required Accounting Principles . In addition, the executive directors are responsible for such internal control as they, in accordance with German Legally Required Accounting Principles, have determined necessary to enable the preparation of annual financial statements that are free from material misstatement, whether due to fraud or error . In preparing the annual financial statements, the executive directors are responsible for assessing the Company’s ability to continue as a going concern. They also have the responsibility for disclosing, as

Notes to the Financial Statements 149 applicable, matters related to going concern . In addition, they are responsible for financial reporting based on the going concern basis of accounting, provided no actual or legal circumstances conflict therewith . Furthermore, the executive directors are responsible for the preparation of the management report that as a whole provides an appropriate view of the Company’s position and is, in all material respects, consistent with the annual financial statements, complies with German legal requirements, and appropriately presents the opportunities and risks of future development .. In addition, the executive directors are responsible for such arrangements and measures (systems) as they have considered necessary to enable the preparation of a management report that is in accordance with the applicable German legal requirements, and to be able to provide sufficient appropriate evidence for the assertions in the management report . The supervisory board is responsible for overseeing the Company’s financial reporting process for the preparation of the annual financial statements and of the management report . AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE ANNUAL FINANCIAL STATEMENTS AND OF THE MANAGEMENT REPORT Our objectives are to obtain reasonable assurance about whether the annual financial statements as a whole are free from material misstatement, whether due to fraud or error, and whether the management report as a whole provides an appropriate view of the Company’s position and, in all material respects, is consistent with the annual financial statements and the knowledge obtained in the audit, complies with the German legal requirements and appropriately presents the opportunities and risks of future development, as well as to issue an auditor’s report that includes our audit opinions on the annual financial statements and on the management report . Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with † 317 HGB and the EU Audit Regulation and in compliance with German Generally Accepted Standards for Financial Statement Audits promulgated by the Institut der Wirtschaftsprüfer (IDW) will always detect a material misstatement . Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual financial statements and this management report . We exercise professional judgment and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the annual financial statements and of the management report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our audit opinions . The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls . • Obtain an understanding of internal control relevant to the audit of the annual financial statements and of arrangements and measures (systems) relevant to the audit of the management report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an audit opinion on the effectiveness of these systems of the Company . • Evaluate the appropriateness of accounting policies used by the executive directors and the reasonableness of estimates made by the executive directors and related disclosures . MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019 150 Notes to the Financial Statements • Conclude on the appropriateness of the executive directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern . If we conclude that a material uncertainty exists, we are required to draw attention in the auditor’s report to the related disclosures in the annual financial statements and in the management report or, if such disclosures are inadequate, to modify our respective audit opinions . Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report . However, future events or conditions may cause the Company to cease to be able to continue as a going concern . • Evaluate the overall presentation, structure and content of the annual financial statements, including the disclosures, and whether the annual financial statements present the underlying transactions and events in a manner that the annual financial statements give a true and fair view of the assets, liabilities, financial position and financial performance of the Company in compliance with German Legally Required Accounting Principles. • Evaluate the consistency of the management report with the annual financial statements, its conformity with German law, and the view of the Company’s position it provides . • Perform audit procedures on the prospective information presented by the executive directors in the management report . On the basis of sufficient appropriate audit evidence we evaluate, in particular, the significant assumptions used by the executive directors as a basis for the prospective information, and evaluate the proper derivation of the prospective information from these assumptions . We do not express a separate audit opinion on the prospective information and on the assumptions used as a basis . There is a substantial unavoidable risk that future events will differ materially from the prospective information . We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit . We also provide those charged with governance with a statement that we have complied with the relevant independence requirements, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, the related safeguards . From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the annual financial statements of the current period and are therefore the key audit matters . We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter .

Notes to the Financial Statements 151

OTHER LEGAL AND REGULATORY REQUIREMENTS

FURTHER INFORMATION PURSUANT TO ARTICLE 10 OF THE EU AUDIT REGULATION

We were elected as auditor by the annual general meeting on May 22, 2019. We were engaged by the supervisory board on July 3, 2019. We have been the auditor of the MorphoSys AG, Planegg without interruption since the financial year 2011.

We declare that the audit opinions expressed in this auditor's report are consistent with the additional report to the audit committee pursuant to Article 11 of the EU Audit Regulation (long-form audit report).

GERMAN PUBLIC AUDITOR RESPONSIBLE FOR THE ENGAGEMENT

The German Public Auditor responsible for the engagement is Holger Lutz.

Munich, March 11, 2020

PricewaterhouseCoopers GmbH
Wirtschaftsprüfungsgesellschaft

Stefano Mulas	Holger Lutz
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

MorphoSys AG · Planegg – Annual Financial Statements as of December 31, 2019

152

Notes to the Financial Statements

Imprint

Contact Information

CORPORATE COMMUNICATIONS AND INVESTOR RELATIONS

Tel.: +49-89-89927-404
Fax: +49-89-89927-5404
Email: investors@morphosys.com

MorphoSys AG
Semmelweisstrasse 7
82152 Planegg
Germany
Email: info@morphosys.com
Internet: www.morphosys.de

These annual financial statements are also available in German and can be downloaded from our website.

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MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2019